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April 26, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE: Form 40-33–Civil Action Document Filed Against Prospect Capital
       Management L.P. and Prospect Administration LLC (File No. 1:16-CV-02990)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940 (the "ICA"), enclosed for filing please find a copy of the complaint filed in the United States District Court for the Southern District of New York by Susan Paskowitz on behalf of Prospect Capital Corporation against Prospect Capital Management L.P. and Prospect Administration LLC pursuant to Section 36 (b) of the ICA.

Please do not hesitate to contact me at (212) 735-2790 if you have any questions regarding this filing.

Sincerely,



Richard T. Prins

Enclosure

cc: Joseph A. Ferraro, Esq.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SUSAN PASKOWITZ,
 	
              Plaintiff,
 	
       - v.-
 	
PROSPECT   CAPITAL   MANAGEMENT L.P., and PROSPECT ADMINISTRATION LLC,
 	
            Defendants.
	Civil No. _____
	
	COMPLAINT
	
	Jury Trial Demanded

TABLE OF CONTENTS

List of Tables and Appendices

Plaintiff Susan Paskowitz ("Plaintiff"), by Plaintiff's undersigned counsel, brings this action against Prospect Capital Management L.P. ("PCM") and PCM affiliate Prospect Administration, LLC ("PCA," and, together with PCM, "Defendants") and alleges as follows. The following allegations are based on knowledge as to Plaintiff and Plaintiff's own actions, and on information and belief, based on the investigation of Plaintiff's counsel, as to all other matters. Such investigation included, but was not limited to, a review and analysis of documents filed with the Securities Exchange Commission ("SEC") concerning Prospect Capital Corporation and the services PCM and PCA provided to Prospect Capital Corporation as, respectively, Prospect Capital Corporation's investment advisor and administrator, the investment advisory and other fees PCM and PCA charged for such services, and other matters of public record, including extensive review and analysis of SEC filings for more than forty of Prospect Capital Corporation's business development company ("BDC") peers and competitors, concerning, specifically, the investment advisory and administrative services they received from their investment advisors and administrators, and the fees they paid for such services. Many of the facts supporting the allegations contained herein are known only to Defendants or are exclusively within Defendants' custody and/or control. Plaintiff believes that a reasonable opportunity for discovery will yield additional, substantial evidentiary support for the allegations herein.

I. NATURE OF THE ACTION

1. Plaintiff, a shareholder in Prospect Capital Corporation ("Prospect"), brings this action against Defendants PCM and PCA, on behalf of and for the benefit of Prospect, pursuant to Section 36(b) of the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. § 80a-35(b) (hereinafter, "Section 36(b)"), seeking to recover the tens of millions of dollars in excessive and unlawful fees that PCM and PCA have charged to Prospect for provision of investment advisory and administrative services.

2.   Prospect operates as a business development company ("BDC"). As set forth in Section V, Prospect, pursuant to investment advisory and administration agreements with PCM and PCA:

    a. employs PCM as its investment adviser to manage the investment and reinvestment of Prospect's assets, and pays investment advisory fees to PCM for providing it with such investment advisory services; and

    b. employs PCA as its administrator to manage and conduct all Prospect operations other than investment advisory ones, and pays administrative fees to PCA for provision of such services.

3.   BDCs, as further detailed herein in Section IV.B, are a specialized form of investment company meant to combine elements previously separated between mutual funds and private equity funds. Like private equity funds but unlike mutual funds, BDCs invest in *private* rather than in public companies. Like mutual funds but unlike private equity funds, BDCs are open to investments from normal – rather than only large and sophisticated – investors. Put most simply, a BDC is akin to a mutual fund that invests in private, rather than public, companies.

4.   As further detailed in Section IV, mutual funds and BDCs share a basic organizational and operating structure as ICA-registered investment companies. Although both are formed to issue shares and hold investments, neither has employees: instead, all managerial, operational and administrative services are provided by external service providers.[1] Principal among such service providers is the investment adviser, which makes and manages the investment company's investments – and which, most often, itself formed the investment company as a receptacle for its investment advisory services. Additionally, further entities – frequently, affiliates of the investment adviser – are retained to provide the various administrative and back-office services that such companies require to operate. Lastly, a board of directors is established to provide oversight with respect to such service providers.

---

[1] This is true for all mutual funds and the vast majority of BDCs, such as Prospect, that are *externally*-managed. As further discussed herein, a small number of BDCs are *internally*-managed and constitute an exception to this rule.

5.   For reasons further set forth in Section IV, the ICA was amended in 1970 to add Section 36(b), which imposed fiduciary duties on investment advisers and their affiliates with respect to compensation received from ICA-registered investment companies. Judicial standards have since evolved for determination of whether investment advisory fees were excessive and/or breached fiduciary duties. These standards, known as the "*Gartenberg* factors," direct courts to consider:

> a. fee comparisons;
>
> b. economies of scale in the provision of advisory services;
>
> c. the nature and quality of the services provided;
>
> d. the adviser's profitability from providing investment advisory services;
>
> e. further "fall-out benefits" accruing to the adviser or its affiliates as a result of the adviser's relationship with the investment company; and
>
> f. the care and conscientiousness of the investment company's board in considering, evaluating and/or approving investment advisory and other fees.

6.   Section VI *infra* focuses on the first of the *Gartenberg* factors, fee comparisons. Section VII *infra* examines the remaining five *Gartenberg* factors. Section VIII *infra* analyzes excessive fees that Defendants collect via overvaluation of Prospect's collateralized loan obligations – fees that do not clearly fall under any of the six *Gartenberg* factors, but are nevertheless relevant to evaluation of Defendants' fees.

7.   As set forth in Sections VI-VIII, Defendants breached their fiduciary duties in violation of ICA Section 36(b) by extracting investment advisory and other fees from Prospect so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendants, and could not have been the product of arm's-length bargaining (hereinafter, "excessive" fees):

> a. Section VI conducts a comprehensive and detailed comparative analysis of Defendants' fees compared to those paid by more than 40 other BDCs. Prospect paid nearly $250 million in fees to Defendants for fiscal 2015 (and a

3

similar amount during the 12 months prior to the filing of this Complaint). Depending on how measured, $102.6 million of these fees are excessive (when compared to fees paid by *internally*-managed BDCs). At a minimum, if compared to the fees paid by other *externally*-managed BDCs, at least $54.4 million of the fees Prospect paid to Defendants are excessive. As explained herein (*see* ¶123, *infra*), the former comparison (annual excessive fees of $102.6 million) provides the truer measure of damages.

b. Section VII provides detailed allegations as to each of the five other *Gartenberg* factors. Each and every one of these factors provides further indication of Defendants' excessive fees, and further validates the comparative fee analysis. For example, analysis of PCM's economies of scale alone indicates that $98.9 million of Defendants' annual fees are excessive.

c. Section VIII alleges that Defendants generated *further* excessive fees for themselves, amounting to $2-$6 million per year, by mismarking and overvaluing a $1 billion portion of Prospect's investment portfolio.

8.   Plaintiff brings this action to recover for Prospect the excessive and unlawful fees charged in violation of Section 36(b), as well as lost profits and other actual damages caused by Prospect's payment of those fees. Because the conduct complained of herein is continuing in nature, Plaintiff seeks recovery not only for a period commencing at the earliest date in light of any applicable statute of limitations, but also through the date of final judgment.

9.   No pre-suit demand on Prospect's Board of Directors is required, as the demand requirement of Rule 23.1 of the Federal Rules of Civil Procedure does not apply to actions brought under Section 36(b).

II.   JURISDICTION AND VENUE

10.   The claim asserted herein arises under Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b).

11.   This Court has jurisdiction of the claim pursuant to Sections 36(b)(5) and 44 of the ICA, 15 U.S.C. §§ 80a-35(b)(5) and 80a-43, and 28 U.S.C. § 1331.

12.   Venue is proper in this judicial district pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, and 28 U.S.C. § 1391. Defendants maintain headquarter offices in this district, and transact business in this district.

III.   PARTIES

A.   Plaintiff

13.   Plaintiff is a shareholder of Prospect, and has continuously owned shares of Prospect stock since October 2013.

14.   Plaintiff brings this action on behalf of and for the benefit of Prospect pursuant to Section 36(b) of the ICA. Prospect is a closed-end investment company organized under Maryland law that, pursuant to the ICA, has elected to operate, and operates, as a business development company ("BDC"). Prospect shares trade on the NASDAQ stock exchange under the ticker symbol "PSEC." Prospect has no employees or offices of its own: instead, as detailed herein, Prospect's operations are conducted by (1) PCM, which provides Prospect with investment advisory services, and (2) PCA, which provides Prospect with administrative services and facilities. *See e.g.* Prospect Form 10-K for fiscal 2015 filed with the SEC on or about August 26, 2015 ("Prospect 2015 10-K") at 2, 7-8, 13-14, 56, 62, 88, 139, 171-73; Prospect Form DEF14A Proxy filed with the SEC on or about September 10, 2015 ("Prospect 2015 Proxy") at 14. Prospect's stated "principal executive offices" – 10 East 40th Street, 42nd Floor, New York, NY 10016 – are merely the offices which PCM and PCA maintain and from which they operate. *See e.g.* Prospect 2015 10-K at 13-14, 56.

B.   **Defendants**

15.   Defendant Prospect Capital Management L.P. ("PCM"), a limited partnership organized under Delaware law, is an SEC-registered investment advisor, operating from principal offices located at 10 East 40th Street, 42nd Floor, New York, NY 10016.

16.   PCM has one and only one investment advisory client: Prospect. *See* April 30, 2015 PCM-authored brochure filed with the SEC as part of PCM's Form ADV (hereinafter, "PCM Form ADV"), at 7. PCM caused Prospect's predecessor to be formed in 1988, and subsequently reorganized and capitalized Prospect's predecessor as a BDC in 2004 through an initial public offering of Prospect shares.

17.   As detailed herein, PCM provides investment advisory services to Prospect pursuant to a June 2004 Investment Advisory Agreement between PCM and Prospect, and charges fees for such services pursuant to the same agreement.

18.   PCM has approximately 100 employees. PCM's senior management consists of:

  a. John Francis Barry III ("Barry"), variously identified as PCM's Chairman and Chief Executive Officer (on PCM's website) and as President and Secretary of both PCM and PCA (on PCM's Form ADV), who owns in excess of 75% of PCM's partnership interests and controls PCM. *See* PCM Form ADV at 7; Prospect 2015 10-K at 8. In addition to his roles at PCM and PCA, Barry also serves as Prospect's Chief Executive Officer and as Chairman of Prospect's Board of Directors. Prospect does not compensate Barry for these latter positions; instead, Barry is "compensated by PCM from the income PCM receives under the management agreement between PCM and [Prospect]." *See* Prospect 2015 Proxy, at 14.

  b. M. Grier Eliasek, a Managing Director of PCM and PCA ("Eliasek"). In addition to his roles at PCM and PCA, Eliasek also serves as Prospect's President and Chief Operating Officer, and as a member of Prospect's Board of Directors. Prospect does not compensate Eliasek for these latter positions;

instead, Eliasek is "compensated by PCM from the income PCM receives under the management agreement between PCM and [Prospect]." *See* Prospect 2015 Proxy, at 14.

c. Brian H. Oswald, one of 4 individuals identified as "Senior Management" on PCM's website ("Oswald"). In addition to his role at PCM, Oswald also serves as Prospect's Chief Financial Officer and Chief Compliance Officer. Prospect does not compensate Oswald for these latter positions; instead, Oswald is "compensated from the income [PCA] receives under the administration agreement" between PCA and Prospect. *See* Prospect 2015 Proxy, at 14.

19.   Defendant Prospect Administration, LLC ("PCA") is a single-member limited liability company organized under Delaware law. PCA's sole member is PCM. PCA shares employees and offices with PCM (10 East 40th Street, 42nd Floor, New York, NY 10016). In substance, PCA is an alter ego adopted by PCM on particular occasions for particular purposes.

20.   As detailed herein, PCA provides administrative services to Prospect pursuant to a June 2004 Administration Agreement between PCA and Prospect, and charges fees for such services pursuant to the same agreement.

21.   PCA neither operates nor holds itself out as a provider of administrative services for general hire. To the contrary, Prospect is PCA's sole client. The fees paid by Prospect to PCA for administrative services arise entirely due to PCM's relationship with Prospect as Prospect's investment adviser, and would not accrue to PCA – and, as PCA's sole member, ultimately PCM – but for PCM's relationship with Prospect.

IV. BACKGROUND: THE PROBLEM OF INVESTMENT COMPANIES "CAPTIVE" TO THEIR INVESTMENT ADVISERS, AND CONGRESS'S EVOLVING RESPONSE TO SUCH PROBLEMS VIA THE ICA

A. **Investment Company Organization and Operation**

22. The most common form of investment company is the open-end management company, more commonly known as a mutual fund. Mutual funds are collective investment vehicles that pool money from investors (raised through sale of shares in the fund) and invest the money in a portfolio of securities. Each share issued by the fund represents, and may be redeemed for, a *pro rata* interest in the fund's underlying portfolio of securities (less any fees and other liabilities) – the fund's "net asset value" ("NAV"). Mutual fund price, sell and redeem shares continuously (hence, "open end") at the fund's daily NAV per share.

23. Unlike normal operating companies, mutual funds have no employees or facilities of their own. Instead, mutual funds contract with and rely on a variety of external service providers to perform the fund's business activities and operations.

24. Chief among these mutual fund service providers is the investment advisor, charged with managing the mutual fund's portfolio of securities, including researching potential investments and deciding which securities – in which amounts, and at what times – to purchase for or sell from the portfolio. Other service providers provide mutual funds with the remaining services required for their operation, including various administrative, mechanical, compliance, accounting, reporting and/or "back office" functions (often provided largely or entirely by a single, third-party "transfer agent").

25. Oversight over a mutual fund's various service providers is provided by a board of directors, who, among other things, are required by the ICA to annually evaluate and approve the contracts between mutual funds and their service providers, and the services provided under such contracts. *See e.g.* ICA § 15(c).

26. The ICA regulates mutual fund operations, and restricts, *inter alia*, mutual funds' investments and use of leverage. In relevant part, such restrictions prevent mutual funds from:

  a. investing more than 15% of their net assets in illiquid securities (for example, securities for which market quotations are not readily available, such as investments in *private* companies); or

  b. issuing debt securities as well as equity.

B. BDC Organization and Operation

27. BDCs are a newer, specialized variant of investment company, created by Congress via 1980 amendment to the ICA, for the purpose of facilitating capital formation for small and middle-market *private* companies.

28. Prior to the establishment of BDCs, the regulatory structure functioned in multiple ways to restrict such companies' access to the public capital markets. For example, while individual investors were able to invest in mutual funds, mutual funds largely could not invest in private companies. Conversely, while certain "alternative" investment vehicles – most prominently, private equity funds – focused on private company investments, most individual investors were barred from participating in such vehicles (which typically required their investors to meet high minimum standards of net worth, income and/or sophistication).

29. BDCs were created to bridge this gap, essentially by combining elements previously separated in mutual funds and private equity funds in order to allow public capital to better flow to private companies.

30. For example, where the ICA largely *prohibited* mutual funds from investing in private companies (*e.g.*, restricting mutual funds from investing more than 15% of net assets into illiquid securities), the ICA's BDC amendments *mandated* that BDCs fill their portfolios primarily with private company investments (*e.g.*, requiring that at least 70% of BDC assets be privately-issued securities from non-publicly traded companies). *See e.g.* ICA §§55 and 2(a)(46)-(48).

31. Likewise, where the ICA largely prohibited mutual funds from employing leverage (*e.g.*, forbidding mutual funds to raise capital through issuing debt as well as equity), the ICA's BDC amendments allowed BDCs to issue debt as well as equity (specifically, allowing

BDCs to issue as much debt as equity). *See* ICA §61. Such leverage furthered the legislative intent behind BDCs by allowing them to deploy into private markets twice the amount of equity capital they raised from public markets. *See* ICA §61(1).

32.   Additionally, unlike mutual funds, whose "open end" structure exposed them to capital "flight" by requiring them to continuously redeem fund shares from investors wishing to sell them, the ICA's BDC amendments provided BDCs with "permanent capital" by requiring BDCs to operate on a "closed end" basis, such that BDC-issued shares, after initial or subsequent secondary public offering, would trade freely on public stock market exchanges and without any requirement for the BDC to re-purchase shares when other investors wished to sell them.

33.   Lastly, unlike mutual funds, which have traditionally been "passive" investors, the ICA's BCD amendments require BDCs, much like private equity funds, to make available "significant managerial assistance" to the private companies in which they invest (a function consistent with the legislative intent behind establishment of BDCs). *See e.g.* ICA §§ 2(a)(47) and 55.

34.   Notwithstanding the above-mentioned differences, most BDCs are structured and operated in effectively identical fashion to mutual funds. In particular, *externally-managed* BDCs, like mutual funds, usually have no employees or facilities of their own, but instead contract with and rely on external service providers to carry out the BDC's business activities and operations. Although most BDCs are externally managed, a handful of BDCs operate in *internally*-managed form where, as discussed further herein, they directly employ the persons who provide the BDC with investment management and/or administrative services (or house such persons in a wholly-owned BDC subsidiary).

35.   As with mutual funds, the BDC's primary service provider is the investment advisor, charged with managing the BDC's portfolio of investments, including researching potential investments and deciding which securities – in which amounts, and at what times – to purchase for or sell from the portfolio. Typically, the BDC's "external" investment itself created the BDC and is managed by the same persons that manage the BDC. Even more than so than in

mutual funds, most remaining services required for BDC operation are provided by a single, external "administrator" – often, as here, also an affiliate of the BDC's investment adviser.

36.   Just as with mutual funds, oversight over BDC service providers is provided by the BDC's board of directors, who, among other things, are required by the ICA to annually evaluate and approve the contracts between BDCs and their service providers, and the services provided under such contracts.

37.   In addition to regulation provided by those parts of the ICA pertaining specifically to BDCs (*see* ICA §§ 55-65), BDCs are also subject to the vast remainder of ICA, including Section 36(b). *See* ICA §§ 6(f) and 59 (setting forth those sections of ICA, including Section 36(b), which apply to BDCs) and 60-65 (setting forth a handful of particular sections of the ICA which apply to BDCs in modified form).

C.   The Unique Structure of Externally-Managed Investment Companies Makes Mutual Funds and BDCs "Captive" to their Investment Advisers

38.   As a practical and historical matter, mutual funds and BDCs have typically been created by investment advisers, who then provide investment advisory services to such mutual funds and BDCs in exchange for investment advisory fees. As noted, typically, the same persons oversee and manage the both the adviser and the BDC, as is the case with PCM and Prospect. Frequently, affiliates of the investment adviser are also retained to provide further services (for mutual funds, distribution; for BDCs, administration), and persons affiliated with such investment advisers are also appointed to serve on mutual fund or BDC boards of directors.

39.   Consequently, the relationship between mutual funds/BDCs and their investment advisers has been fraught with potential conflicts of interests, and the potential for abuse is inherent in the structure of such investment companies. For example, prior to regulation (discussed below) that required ICA-registered investment companies to have independent board members review and approve investment advisory fees, investment advisers could both propose their own fees (wearing their "investment adviser" hat) and ratify such fees (wearing their "board" hat).

40.   Yet even after multiple rounds of legislation and regulation seeking to institute mutual funds boards independent of mutual fund investment advisers, Congress has recognized that such legislation and regulation do not alter the fundamental structural fact that mutual funds do not have an arm's-length relationship with their investment advisers. As the Senate stated in 1969, in its report accompanying proposed amendments to the ICA, including Section 36(b), enacted in 1970:

> Mutual funds, with rare exception, are not operated by their own employees. Most funds are formed, sold, and managed by external organizations, that are separately owned and operated.   These separate organizations are usually called investment advisers. The advisers select the funds' investments and operate their businesses. . . .
>
> Because of the unique structure of this industry, the relationship between mutual funds and their investment adviser is not the same as that usually existing between buyers and sellers or in conventional corporate relationships.   Since a typical fund is organized by its investment adviser which provides it with almost all management services . . ., a mutual fund cannot, as a practical matter sever its relationship with the adviser. Therefore, the forces of arm's-length bargaining do not work in the mutual fund industry in the same manner as they do in other sectors of the American economy.

See S. Rep. No. 91–184, 1970 U.S.C.C.A.N. 4897 (hereinafter, "Senate Report"), at 4901.

41.   The peculiar dependence of investment companies, such as mutual funds and BDC,s upon their founding/sponsoring investment advisers makes such investment companies, in effect, "captive" to their investment advisers.   Investment companies established by investment advisor sponsors are hereinafter referred to as "captive investment companies."

42.   Historically, captive investment companies' dependence on and/or loyalty to their investment advisors has allowed investment advisors and their affiliates a decided advantage in negotiating the terms of the contractual relationships between them and the captive investment companies. In essence, because captive investment companies cannot (and do not) "walk away"

from their investment advisers, captive investment companies have less ability to reject or negotiate the terms and conditions proposed and preferred by their investment advisers.

43.   Investment advisory fees are one of the principal matters affected by this state of affairs. While it is in the interest of the captive investment companies, and captive investment companies' shareholders, to secure investment advisory fees that are as low as possible, the investment adviser's interests are the very opposite: to secure investment advisory fees as high as possible. Historically, such conflicts of interests have generally been resolved in investment advisers' favor and to captive investment companies' detriment. As a result, captive investment companies have historically paid – and often continue today to pay – relatively high and/or excessive investment advisory fees.

D.   The ICA, as Enacted in 1940, Sought to Limit Investment Advisers' Influence and Control over Captive Investment Companies by Requiring Independent Boards to Approve Fund Fees

44.   In 1940, responding to numerous problems and abuses in the then-lightly regulated investment company industry, Congress enacted the ICA in order to create standards of operation and care applicable to investment advisers and their affiliates. In its "Findings and Declaration of Policy" preamble to the ICA, Congress recognized that "investment companies are organized, operated [and] managed . . . in the interest of . . . investment advisers . . . rather than in the interests of [mutual fund shareholders]." 15 U.S.C. § 80a-1(b)(2).

45.   In order "to mitigate and, so far as it is possible, to eliminate the conditions [] that adversely affect [] the interests of investors" (15 U.S.C§ 80a-1(b)), the ICA, as originally enacted in 1940, sought to bolster the ability of investment company boards to act *independently* of the investment advisers by: (1) requiring that at least 40% of an investment company's board consist of persons neither employed by nor affiliated with the investment adviser (15 U.S.C.§ 80a-10); and (2) requiring that such boards review and approve written contracts between the investment company and the investment adviser (and other key service providers) (15 U.S.C.§ 80a-16). In sum, and as originally enacted, the ICA placed investment companies' boards in the

role of "independent watchdog," and relied wholly on such boards to "furnish a check upon the management" of investment companies by the investment companies' investment advisers.

46.   Notwithstanding these and other of the ICA's initial provisions, decades of excessive investment advisory fees extracted from captive investment companies thereafter followed. The ICA's original regulatory schema, which relied solely on investment company boards to police fund fees, proved insufficient.

47.   First, evidence indicated that, notwithstanding the ICA's original regulations concerning board duties and independence, the investment advisory fees paid by investment companies were comparatively high and disproportionate to the services provided.

    a. For example, an SEC-commissioned study found that investment advisers often charged mutual funds higher fees than those charged to the advisers' other clients, and that the structure of the industry, even as regulated by the ICA, had proved resistant to efforts to moderate adviser compensation. *See* Wharton School Study of Mutual Funds, H. R. Rep. No. 2274, 87th Cong., 2d Sess., 28-30, 34, 66-67 (1962). The study explicitly concluded that the unaffiliated directors mandated by the ICA were "of restricted value as an instrument for providing effective representation of mutual fund shareholders in dealings between the fund and its investment adviser." *Id*., at 34.

    b. Likewise, a subsequent report authored by the SEC itself found that as mutual funds grew in size, the investment advisory fees they paid became increasingly unmoored from the advisory services provided. *See* Securities and Exchange Commission, Public Policy Implications of Investment Company Growth, H. R. Rep. No. 2337, 89th Cong., 2d Sess., 89 (1966) (hereinafter "SEC Report"). Specifically, noting that investment advisers were generally compensated on the basis of a fixed percentage of a fund's assets (rather than on services rendered or actual expenses), the SEC determined that, as a fund's assets grew, this form of payment could produce

14

"unreasonable" fees in light of the economies of scale realized in managing a

larger portfolio. SEC Report at 94, 102.

48.   Second, evidence further indicated that where investment company shareholders

had sought to challenge the propriety of director-approved investment advisory fees, such efforts

had failed because of the imposing legal standards employed by courts to evaluate such fees and

challenges to them. *See* SEC Report at 132-43 (noting use of "corporate waste" standard to

review fees approved by investment company boards, so that only "unconscionable" or

"shocking" fees conferred liability). Such standards, in effect, allowed directors' approval of

fees – notwithstanding substantial evidence that such fees were frequently excessive – to place

such fees beyond, and immune to, legal challenge from investment company shareholders. *Id.*

> **E.   The ICA's 1970 Amendments, Including Section 36(b), Were Intended to**
> ***Decrease* the Deference Accorded to Board Evaluation and Approval of**
> **Advisory Fees, and *Increase* the Ability of Investment Company**
> **Shareholders to Challenge Excessive Fees**

49.   The above-mentioned evidence led directly to amendment of the ICA in 1970, as

the Senate explicitly acknowledged in its report accompanying such amendments:

> In total this bill represents a 3-year effort on the part of your
> committee to deal with the problems described in the 1962
> Wharton School of Finance and Commerce study of mutual funds,
> the 1963 special study of the securities markets made by the
> Securities and Exchange Commission and the Commission's 1966
> report on public policy implications of investment company
> growth.

See Senate Report, at 4897-98.

50.   In relevant part, the 1970 amendments to the ICA were threefold:

a. first, strengthening board *independence*, by rewriting 15 U.S.C. §80a-(10)

(now requiring at least 40% of board members to be "uninterested" persons,

rather than merely persons unaffiliated with the investment adviser); *see also*

15 U.S.C. §80a-(2)(a)(19) (defining "interested" persons);

15

b. second, strengthening board *diligence* with respect to evaluation and approval of advisory fees, by rewriting 15 U.S.C. §80a-(15)(c) to add that "It shall be the duty of the directors of a registered investment company to request and evaluate, and the duty of an investment adviser to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve as investment adviser of such company."; and

c. third, *easing extant legal standards facing investment company shareholders seeking to challenge advisory fees*, by adding and enacting the new Section 36(b), which (1) conferred a fiduciary duty on investment advisers and their affiliates with respect to the payments they received from investment companies; and (2) provided investment companies' shareholders (as well as the SEC) with a private right of action, against the investment adviser, for breach of such fiduciary duty.

51.   Section 36(b)'s inclusion in the investment company regulatory schema indicates Congressional recognition that placing sole reliance on investment company boards to guard against excessive mutual fund advisory fees (1) had failed (as had been evidenced during the three decades following passage of the ICA in 1940), and (2) would *continue* to fail, notwithstanding the 1970 amendments strengthening boards' independence and diligence.

52.   And while the ICA as amended in 1970 still relied on investment company boards to evaluate and determine fund fees in the first instance, the 1970 amendments, including Section 36(b), demonstrated clear Congressional intent that the extant deference accorded boards' fee determinations be *lessened*.

a. First and generally, merely by adding Section 36(b) and its right of action for investment company shareholders to challenge advisory fees notwithstanding board approval of such fees, Congress recognized that board review and approval of fees did not *per se* guarantee that the fees approved would not be excessive.

b. Second and more specifically, Congress explicitly instructed courts, when evaluating investment advisory fees challenged as excessive: (1) "to consider the approval given by the directors;" (2) to give to such approval "such consideration as the court deems appropriate under the circumstances;" and (3) to employ a sliding scale of deference to such directorial approval based on such circumstances, including the degree to which the fee-setting "deliberations of the directors were a matter of substance or a mere formality:"

The directors of a fund have the initial responsibility for approving management contracts. *Section 36(b)(2) therefore instructs the courts to consider the approval given by the directors of the fund to such compensation and provides that their approval shall be given such consideration as the court deems appropriate under all the circumstances. Among other things, the court might wish to evaluate whether the deliberations of the directors were a matter of substance or a mere formality.*

See Senate Report, at 4910 (emphasis added).

c. Third, Congress also explicitly indicated that its intent in enacting Section 36(b) was to *decrease* the legal obstacles facing mutual fund shareholders seeking to challenge excessive fees, and to *lower* the applicable legal standards used by courts to adjudicate such challenges:

[The ICA's original] provisions did not provide any mechanism by which the fairness of management contracts could be tested in court. Under general rules of law, advisory contracts which are ratified by the shareholders, or in some states approved by a vote of the disinterested directors, may not be upset in the courts except upon a showing of "corporate waste." As one court put it, the fee must "shock the conscience of the court." *Such a rule may not be an improper one when the protections of arm's-length bargaining are present. But in the mutual fund industry where, these marketplace forces are not likely to operate as effectively, your*

> *committee has decided that the standard of "corporate waste" is unduly restrictive and recommends that it be changed.*
>
> * * *
>
> Thus, upon a challenge in court to compensation or payments, the ultimate test, even if the compensation or payments are approved by the directors and stockholders, will not be whether it involves a "waste" of corporate assets but will be whether the investment adviser has fulfilled his fiduciary duty to the mutual fund shareholders in determining the fee

See Senate Report, at 4901 and 4910 (emphasis added).

53. Lastly, Congress also explicitly noted that its addition of Section 36(b) was intended to address the problem of excessive fees generated by "economies of scale" – *i.e.*, that director-approved fund fees continued to be set at high rates notwithstanding (1) that investment companies had grown substantially in size, and (2) that the costs to provide such investment companies with advisory services had not grown at the same rate, because of economies of scale in the provision of advisory services (as further explained in Section VII.A.1, *infra*). Congress made clear its intent that "investors should share equitably, as they do in other areas, in the economies," and that such sharing could be accomplished through fund advisors' "reduc[ing] their effective charges as the funds grows in size":

> This bill recognizes that investors should share equitably, as they do in other areas, in the economies available as a result of the growth and general acceptance of mutual funds.
>
> ***
>
> It is noted, however, that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency on the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.

See Senate Report, at 4901 and 4902.

V.   DEFENDANTS' SERVICES AND FEES

A.   PCM's Services and Fees, Pursuant to the Investment Advisory Agreement between Prospect and PCM

54.   PCM serves as investment advisor to Prospect pursuant to a June 2004 Investment Advisory Agreement between PCM and Prospect, first approved by Prospect's Board of Directors on June 23, 2004, and approved annually thereafter in substantially unaltered form (the "IAA").[2]   Such annual review and approval of the IAA by Prospect's Board of Directors is further detailed in Section VII.E, *infra.*

55.   The IAA sets forth the investment advisory services that PCM provides to Prospect, and the fees Prospect must pay to PCM for such services.

1.   PCM's Services

56.   Per the IAA, the services PCM provides as Prospect's investment adviser are three-fold.

a. First, as set forth in clause 1(a) of the IAA, PCM must "manage the investment and reinvestment of the assets of [Prospect] . . . in accordance with [Prospect's] investment objective, policies and restrictions"[3] and "effectuate its investment decisions for [Prospect]."   More specifically, the same clause states that PCM shall:

(i) determine the composition of the portfolio of the Corporation, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of the investments made by the Corporation; (iii) close and monitor the Corporation's investments; (iv) determine

---

[2]   More specifically, the IAA in its original form was executed by the predecessor entities of both Prospect (namely, Prospect Energy Corporation) and PCM (namely, Prospect Capital Management, LLC).   The IAA is attached as Exhibit G to the registration statement on Form N-2/A filed by Prospect with the SEC on or about July 6, 2004.

[3]   Prospect's investment objective "is to generate both current income and long-term capital appreciation through debt and equity investments . . . in private companies . . . with annual revenues of less than $750 million and enterprise values of less than $1 billion."   *See* 2015 Form 10-K at 2-4; *see also id.* at 62 and 139; *see also* PCM Form ADV at 7.   Prospect's investment restrictions are those generally applicable to BDCs, including that at least 70% of its portfolio consist of investments in private companies.   *See e.g.* 2015 Form 10-K at 21 *et seq*; *see also* at 4-5 ("we may invest up to 30% of the portfolio in opportunistic investments in order to seek enhanced returns for stockholders," including investments in publicly-traded companies and CLOs).

the securities and other assets that the Corporation will purchase, retain, or sell; (v) perform due diligence on prospective portfolio companies; and (vi) provide the Corporation with such other investment advisory, research and related services as the Corporation may, from time to time, reasonably require for the investment of its funds.

b. Second, as also set forth in clause 1(a) of the IAA, PCM will arrange for debt financing on Prospect's behalf.

c. Third, as set forth in clause 1(e) of the IAA, PCM will maintain books and records concerning transactions for Prospect's portfolio, and will make periodic and/or occasional reports to the Prospect's Board of Directors:

The Adviser shall keep and preserve for the period required by the Investment Company Act any books and records relevant to the provision of its investment advisory services to the Corporation and shall specifically maintain all books and records with respect to the Corporation's portfolio transactions and shall render to the Corporation's Board of Directors such periodic and special reports as the Board may reasonably request.[4]

57.   The above three services are referred to hereinafter, respectively, as:

a. "Portfolio Selection Services" – *i.e.*, researching, making, monitoring and changing Prospect's investments;

b. "Debt Financing Services" – *i.e.*, arranging for Prospect's debt financing; and

c. "Records/Reporting Services" – *i.e.*, maintaining books and records with respect to portfolio transactions, and providing periodic reports to Prospect's Board.

58.   Prospect's 2015 10-K describes PCM's services as Prospect's investment adviser slightly differently, focusing entirely on Portfolio Selection Services and omitting mention of

---

[4]   Clause 1 of the IAA, which sets forth the duties PCM owes Prospect as investment adviser, has six subclauses, but only two set forth affirmative services that PCM must provide. The other 4 subclauses set forth PCM's acceptance of employment as Prospect's investment adviser, PCM's right to employ sub-advisers, PCM's status as an independent contractor, and PCM's agreement to adopt and implement policies and procedures designed to prevent violation of the federal securities laws.

any further provision of Debt Financing Services or Records/Reporting Services. For example, the 2015 Form 10-K states that PCM:

> manages our [*i.e.*, Prospect's] day-to-day operations and provides us with investment advisory services. Under the terms of the Investment Advisory Agreement, the Investment Adviser: (i) determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes, (ii) identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and (iii) closes and monitors investments we make.

2015 Form 10-K at 8; *see also id*. 88 (same in substance), 171 (same in form and substance).

59.   In addition, the 2015 Form 10-K also provides further detail concerning PCM's primary foci, strategies and methods in performing such Portfolio Selection Services. *See e.g*. 2015 Form 10-K at 2-8, 30, 62-64; *see also* PCM Form ADV at 3-4 (also providing further detail on PCM's "investment strategies" and "methods of analysis").

60.   Portfolio Selection Services are thus the *primary* services PCM provides to Prospect, with any other services – such as Debt Financing Services or Records/Reporting Services – being ancillary.

61.   As further detailed in Section VII.D, *infra*, such conclusion enjoys practical confirmation from Prospect's Board of Directors, which, when evaluating the "nature" of the services PCM provided to Prospect, focused its attention *exclusively* on Prospect's Portfolio Selection Services, and, when evaluating the quality of the services PCM provided to Prospect, again focused exclusive attention on the results of such Portfolio Selection Services (as embodied in Prospect's absolute and comparative investment returns). *See* Section VII.D, *infra*.

2.   PCM's Fees

62.   Under the IAA, PCM's fees for provision of such services consist, as set forth in Clause 3 of the IAA, of:

a.   "Base Management Fee" and;

b.   an "Incentive Fee" split into two parts based respectively on

> i. Prospect's net income (the "Income Fee"); and
>
> ii. Prospect's capital gains (the "Capital Gains Fee" and, together with the "Income Fee," the "Incentive Fee").

63. **The Base Management Fee**. PCM's Base Management Fee is set at an annual rate of 2.00% of Prospect's gross assets, payable quarterly in arrears, and calculated based on the average value of Prospect's gross assets at the end of the two most-recently completed calendar quarters. *See* IAA Clause 3(a).

64. **The Income Fee**. PCM's Income Fee, also calculated and payable quarterly in arrears, operates to pay to PCM a 20% share of the "pre-Incentive Fee net investment income"[5] accrued by Prospect during immediately-preceding calendar quarter – subject to the below-described "Hurdle/Catch-up" mechanism that functions to reduce and/ or eliminate PCM's share/fees in the event that Prospect's quarterly pre-Incentive Fee net investment income falls below certain levels. *See* IAA Clause 3(b)(i).

65. Specifically, PCM:

> a. will receive no Income Fee if Prospect's pre-Incentive Fee net investment income for the quarter fails to exceed 1.75% of Prospect's net assets at quarter end (the "Hurdle," with the 1.75% quarterly rate of return on net assets equating to an annual 7% rate of return);
>
> b. will receive 100% of that portion of Prospect's pre-Incentive Fee net investment income that exceeds the 1.75% Hurdle but falls below 2.1875% of Prospect's net assets at quarter end (which figure, the "Catch Up," represents 125% of Hurdle, and an annualized 8.75% rate of return); and
>
> c. will receive 20% of any and all of Prospect's pre-Incentive Fee net investment income for the quarter that exceeds the 2.1875% Catch-Up.

---

[5] Net investment income refers to total investment income minus operating expenses (which such expenses include advisory fees such as the Base Management Fee and the Incentive Fee). Consequently, pre-Incentive Fee net investment income is, in essence, the sum of: (1) quarterly *net* investment income, which is "net" *inter alia* of Incentive Fees, and (2) quarterly Incentive Fees, in order to make the resulting sum "*pre*-Incentive Fee net investment income."

66.   The intent and result of the Hurdle/Catch up structure is that: (1) if Prospect's quarterly income fails to exceed the Hurdle (a 1.75% return on net assets), PCM will be paid no Income Fee; (2) if Prospect's quarterly income exceeds the Hurdle but remains below the Catch-up (a 2.1875% return on net assets), PCM will be paid an Income Fee between 0% and 20%; and (3) if Prospect's quarterly income exceeds both Hurdle and Catch-up, PCM will be paid an Income Fee of 20%. The Hurdle thus prevents PCM from taking fees when Prospect's income is relatively low, while the Catch-up feature (which shunts 100% of Prospect net income to PCM once the Hurdle is exceeded and until the Catch-up is reached), allows PCM's Income Fee to quickly "catch up" – upon exceeding the Hurdle – to a 20% rate.[6]

67.   As further discussed herein in Section VI.C.3.b-c, the IAA explicitly defines "pre-Incentive Fee net investment income" (a) to exclude realized capital gains/losses and unrealized capital appreciation/depreciation (matters which the separate Capital Gains Fee takes into account), but (b) to include "accrued income that [Prospect] *has not yet received in cash*," (emphasis added) such as income from investments with various deferred interest features including "payment in kind interest" ("PIK") and "original issue discount" ("OID").[7]

> a. As a result of the former, PCM can receive substantial Income Fees even when Prospect, Prospect's net asset value and Prospect shareholders suffer substantial losses (for instance, when realized capital losses or charges for unrealized capital depreciation reduce or overwhelm pre-Incentive Fee net investment income).
>
> b. As a result of the latter, PCM receives Income Fees in cash from Prospect based in part on income that Prospect has merely *accrued*, rather than actually

---

[6]   To make this more explicit, by setting the Catch up at 125% (or 5/4ths) of the Hurdle amount, PCM is paid 0% of the first four fourths of the Hurdle amount but then paid 100% of the next, or fifth fourth. Consequently, once the Catch up is reached, PCM reaches an Income Fee rate of 20% (having received none of the first four fourths and all of the next fourth), which it enjoys for all further income above the Catch-up amount.

[7]   PIK instruments pay part of their interest "in kind" rather than in cash – *i.e.*, providing investors with additional debt securities (adding to the principal amount of the debt securities owned and outstanding). OID instruments are originally issued at a discount to par value (*e.g.*, 70%) but redeemable at maturity at par (*e.g.*, 100%), with the difference constituting implied/effective interest – albeit interest not actually paid until maturity.

received in cash – *i.e.*, 'income' for which Prospect, and Prospect

shareholders, still remain at risk for nonpayment.

See e.g. Prospect 2015 Form 10-K at 32-33.

68.   **The Capital Gains Fee**. PCM's capital gains fee, set forth at Clause 3(b)(ii) of

the IAA, provides that Prospect be paid 20% of annual realized capital gains, net of realized

capital losses and unrealized capital depreciation. More specifically, PCM's Capital Gains Fee is

calculated (and, if applicable, payable) on an annual basis by: (1) determining, on an annual

basis, aggregate realized capital gains, realized capital losses and unrealized capital depreciation

on all Prospect investments on a since-inception basis; and (2) paying a Capital Gains fee to

PCM where (a) such figure is positive, and (b) 20% of such since-inception figure *exceeds*

aggregate Capital Gains fees previously paid to PCM (indicating new capital gains during the

prior year for which PCM had not been previously paid). However, as indicated below, PCM

has not collected any actual capital gains fees in recent years, and, accordingly, Plaintiff is not

claiming any damages to date relating to the Capital Gains Fee provision.

69.   The Prospect 2015 Form 10-K describes PCM's compensation as Prospect's

investment adviser – including PCM's Base Management Fee, Income Fee and Capital Gains

Fee – in substantially identical fashion. *See* Form 10-K at 8 and 8-12, 88, 171-72. PCM's Form

ADV likewise provides substantially identical description. *See* Form ADV at 2-3.

B.   PCA's Services and Fees, Pursuant to the Administration Agreement between Prospect and PCA

70.   PCA serves as administrator to Prospect pursuant to a June 2004 Administration

Agreement between PCA and Prospect, subsequently and periodically reviewed by Prospect's

Board of Directors (the "Administration Agreement").[8]

---

[8]   More specifically, the Administration Agreement in its original form was executed by Prospect's
predecessor entity (namely, Prospect Energy Corporation) and PCA The Administration Agreement is attached as
Exhibit K(1) to the registration statement on Form N-2/A filed by Prospect with the SEC on or about July 6, 2004.

71.   The Administration Agreement sets forth the "administrative services, personnel and facilities" that PCA provides to Prospect, and the fees Prospect must pay to PCA for such services.

72.   Clause 1(b) of the Administration Agreement sets forth the services and facilities that PCA is obligated to provide to Prospect, and states:

> The Administrator shall perform (or oversee, or arrange for, the performance of) the administrative services necessary for the operation of the Corporation. Without limiting the generality of the foregoing, the Administrator shall provide the Corporation with office facilities, equipment, clerical, bookkeeping and record keeping services at such facilities and such other services as the Administrator, subject to review by the Board of Directors of the Corporation, shall from time to time determine to be necessary or useful to perform its obligations under this Agreement. The Administrator shall also, on behalf of the Corporation, conduct relations with custodians, depositories, transfer agents, dividend disbursing agents, other stockholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable. The Administrator shall make reports to the Directors of its performance of obligations hereunder and furnish advice and recommendations with respect to such other aspects of the business and affairs of the Corporation as it shall determine to be desirable; provided that nothing herein shall be construed to require the Administrator to, and the Administrator shall not, provide any advice or recommendation relating to the securities and other assets that the Corporation should purchase, retain or sell or any other investment advisory services to the Corporation.   The Administrator shall be responsible for the financial and other records that the Corporation is required to maintain and shall prepare reports to stockholders, and reports and other materials filed with the Securities and Exchange Commission (the "SEC"). The Administrator will provide on the Corporation's behalf significant managerial assistance to those portfolio companies to which the Corporation is required to provide such assistance under the Investment Company Act or other applicable law. In addition, the Administrator will assist the Corporation in determining and publishing the Corporation's net asset value, overseeing the preparation and filing of the Corporation's tax returns, and the printing and dissemination of reports to stockholders of the Corporation, and generally overseeing the payment of the Corporation's expenses and the

25

performance of administrative and professional services rendered to the Corporation by others.

73.   In sum, the Administration Agreement functions to delegate to PCA *all activities necessary for Prospect's ongoing operation except for investment advisory services* (provided by PCM), including:

a. providing any and all requisite office space, equipment and clerical, book-keeping and record-keeping services;

b. maintaining all of Prospect's book and records;

c. fulfilling all reporting obligations to Prospect shareholders and regulators (including the SEC and the IRS);

d. conducting all interactions with Prospect's third-party service providers (including custodians, depositories, transfer agents, dividend disbursing agents, other stockholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks, and all other providers of administrative and professional services); and

e. providing, on Prospect's behalf, the "significant managerial assistance" that Prospect, as a BDC, is required to offer and provide (albeit, as further discussed in Section VII.C *infra*, using *PCM's* personnel in order to do so).

74.   The Prospect 2015 Form 10-K describes PCA's services in substantially identical fashion, both generally ("[PCA] provides administrative services and facilities necessary for us to operate" – *see* Prospect 2015 Form 10-K at 2, 62 and 139) and specifically (*see e.g. id.* at 7 and 173 [managerial assistance], 13-14 and 172 [specific services and facilities], 56 [office facilities]). For example, the Prospect 2015 10-K states:

> We have also entered into an administration agreement (the "Administration Agreement") with Prospect Administration under which Prospect Administration, among other things, provides (or arranges for the provision of) administrative services and facilities for us . . .   Under this agreement, Prospect Administration furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities.

> Prospect Administration also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Prospect Administration assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, Prospect Administration also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.

See Prospect 2015 Form 10-K at 13 and 172.

75.   Clause 5 of the Administration Agreement, setting forth PCA's compensation for providing such services and facilities as Prospect's administrator, requires Prospect to "reimburse the Administrator for the costs and expenses incurred by the Administrator in performing its obligations and providing personnel and facilities." Such costs and expenses include, but are not limited to, Prospect's "allocable portion of the Administrator's overhead in performing its obligations under this Agreement, including rent, and the allocable portion of the cost of the Corporation's chief compliance officer and chief financial officer and their respective staffs."

76.   The Prospect 2015 Form 10-K describes PCA's compensation for such services in substantially identical fashion:

> For providing these services, we reimburse Prospect Administration for our allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of Brian H. Oswald, our Chief Financial Officer and Chief Compliance Officer, and his staff, including the internal legal staff.

See 2015 Form 10-K at 13 and 172.

C.   **The Actual Fees Prospect Paid to PCM and PCA**

77.   During Prospect's entire life as a BDC, from inception in 2004 until the current date, PCM's fee rates have remained exactly the same: the Base Management Fee rate has stood at 2%, Capital Gains Fee rate at 20%, and the Income Fee rate at 20% (subject to the same quarterly 1.75%/2.1875% hurdle/catch-up structure). Likewise, during the same period, the particular definitions and methods used to calculate PCM's and PCA's fees have also remained exactly the same.

78.   Table 1 below set forth the annual Base Management Fees, Income Fees, and Capital Gains Fees that Prospect paid to PCM, from Prospect's first year (fiscal 2004) to Prospect's most-recently completed fiscal year (fiscal 2015), as well as the annual Administrative Fee that Prospect paid to PCA during the same period.

Table 1

Annual Fees Paid by Prospect to PCM and PCA
(from 2004 Inception as BDC through Fiscal 2015)

Fees	PCM				PCA	Total
	Base	Income	Capital Gains	Total PCM	Admin. Fee	Total
2015	$134,590,000	$90,687,000	$0	$225,277,000	$21,906,000	$247,183,000
2014	$108,990,000	$89,306,000	$0	$198,296,000	$14,373,000	$212,669,000
2013	$69,800,000	$81,231,000	$0	$151,031,000	$8,737,000	$159,768,000
2012	$35,836,000	$46,761,000	$0	$82,597,000	$6,848,000	$89,445,000
2011	$22,946,000	$23,555,000	$0	$46,501,000	$4,979,000	$51,480,000
2010	$13,929,000	$16,798,000	$0	$30,727,000	$3,361,000	$34,088,000
2009	$11,915,000	$14,790,000	$0	$26,705,000	$2,856,000	$29,561,000
2008	$8,921,000	$11,278,000	$0	$20,199,000	$2,139,000	$22,338,000
2007	$5,445,000	$5,781,000	$0	$11,226,000	$532,000	$11,758,000
2006	$2,100,000	$1,800,000	$0	$3,900,000	$310,000	$4,210,000
2005	$1,800,000	$0	$0	$1,800,000	$266,000	$2,066,000
2004	$0	$0	$0	$0	$0	$0

* Prospect's fiscal year is the year-long period ending June 30 of each calendar year.

79.   Since the close of fiscal 2015 on June 30, 2015, Prospect has completed, and reported financial results concerning, two further interim quarters of operation for fiscal 2016 (ending June 30, 2016):   the first quarter of fiscal 2016 (ended September 30, 2015); and the second quarter of fiscal 2016 (ended December 31, 2015).   Table 2 below sets forth the Base Management Fees, Income Fees, Capital Gains Fees and Administrative Fees that Prospect has paid to PCM and PCA during these periods – which represents the most recent fee payments to PCM and PCA that Prospect has yet disclosed:

Table 2

Fees Paid by Prospect to PCM and PCA - First Half of Fiscal 2016

| Fee | PCM | | | | PCA | Total |
	Base	Income	Capital Gains	Total PCM	Admin. Fee	Total
2016 Q1	$ 32,954,000	$ 22,810,000	$0	$ 55,764,000	$ 4,178,000	$ 59,942,000
2016 Q2	$ 31,781,000	$ 25,224,000	$0	$ 57,005,000	$ 2,000,000	$ 59,005,000
1st Half 2016	$ 64,735,000	$ 48,034,000	$0	$112,769,000	$ 6,178,000	$118,947,000

80.   PCM's and PCA's fees for the first half of fiscal 2016 suggest that total fees for fiscal 2016 will, when disclosed, track almost exactly the previously-disclosed fees for fiscal 2015.   For example, PCM's total fees for the first half of 2016 ($112.769 million) represent exactly 50% (specifically, 50.06%) of PCM's total fees for fiscal 2015.[9]

81.   Consequently, the relatively constant fee levels paid by Prospect to Defendants during the six most recent fiscal quarters suggest that fees for *any* recent year-long period (*e.g.*, the year prior to the filing of this complaint) will largely track the fees disclosed by Prospect for

[9] . While PCA's first-half 2016 fees ($6.18 million) are less than half of PCA's total fees for 2015, (1) this may be the result of administrative fees being back-end loaded to the end of each fiscal year, and (2) notwithstanding, combined first-half 2016 fees to PCM and PCA still constitute 48.12% percent of combined fiscal 2015 fees.

any other recent year-long period (*e.g.*, the fees disclosed by Prospect for fiscal 2015, or fees paid during the four most recently-disclosed quarters – the last two quarters of fiscal 2015 and the first two quarters of fiscal 2016).

VI.   FEE COMPARISONS INDICATE PROSPECT'S FEES ARE EXCESSIVE

82.   Section VI below focuses on the first of the *Gartenberg* factors, fee comparisons.

83.   Apt fee comparisons – specifically, to the amounts paid by other BDCs for provision of similar investment advisory and administrative services – reveal that the fees Prospect paid to Defendants for such services were sharply higher than those charged on average, and excessive.

84.   Section VI.A *infra* sets forth the basis for such comparisons, and the methodologies employed to analyze, evaluate and compare fees. As set forth therein, the comparison is:

    a.   substantively *apt* (*i.e.*, one conducted on an "apples to apples" basis);

    b.   one that *Prospect itself performs* (*i.e.*, Prospect compares itself to exactly the same BDCs to which it is compared here), and

    c.   one that Prospect's Board explicitly endorses as valid by, among other things,

        i.   concluding that the services provided to Prospect by PCM "are generally the same as those of comparable business development companies;" and

        ii.   itself comparing the fees paid to PCM with the fees paid by other BDCs to their investment advisers.

85.   As Sections VI.B-C detail, such apt fee comparisons uniformly indicate that Prospect, notwithstanding its receipt of similar or substantially identical investment advisory and administrative services as other BDCs, paid substantially higher fees than such other BDCs. Put conversely, the higher fees paid by Prospect to Defendants do not appear to arise from, and cannot be explained by, any greater or further services that Defendants provided to Prospect (as

compared with the services that other investment advisers/administrators provided to other BDCs)

86.   Table 3 on the following page provides an advance summary of the results of such comparisons. As there indicated, Prospect's fees were compared against those of both (a) internally-managed BDCs, and (b) externally-managed BDCs (such as Prospect), on: (1) an *overall* basis; (2) where applicable, on the basis of *each discrete fee stream* (base management fees, income incentive fees, and administrative fees); and (3) to the extent possible, on yet-more-particular bases that disaggregated certain fee streams (base management fees, income incentive fees) into distinct sub-components (*e.g.*, "headline" stated rates, "fine print" treatment of certain types of assets [e.g., cash and cash equivalents] or income [*e.g.*, payment-in-kind ("PIK") interest income], and mechanisms that can function to cap fees).

Table 3
Prospect Excessive Fees: Summary and Guide

Comparison to…	Annual Fees Paid by Prospect	Fees Payable at Relevant Average Rate	Difference - Prospect Excessive Fees	Detailed Allegations
Internally Managed BDCs				
Overall Fees	$247,183,000	$144,591,634	$102,591,366	Section VI.B
Externally Managed BDCs				
Overall Fees	$247,183,000	$192,760,382	$54,422,618	Section VI.C.1
Base Fee - Overall	$134,600,000	$105,570,488	$29,029,512	Section VI.C.2
Stated Headline Base Fee Rate			$23,190,136	Section VI.C.2.a
Treatment of Cash/Equivalents			$2,200,520	Section VI.C.2.b
Various Other			???	Section VI.C.2.c
Income Fee - Overall	$90,687,000	$65,914,987	$24,772,013	Section VI.C.3.a
Lookback / Cap Mechanisms			$10,600,000	Section VI.C.3.b
Treatment of PIK Income			$5,855,413	Section VI.C.3.c
Administrative Fees	$21,900,000	$16,605,178	$5,294,822	Section VI.C.4

87.   For the avoidance of doubt and as the detailed allegations below make clear, the excessive fee amounts calculated on an "overall" basis *include*, and are further explained by, the excessive fee amounts calculated on the basis of more particular fee streams. For example and concretely:

a. the $54.4 million in overall excessive fees indicated by comparison to other externally-managed BDCs is comprised, more particularly, of $29.0 million in excessive base management fees, $24.8 million in excessive income fees, and further excessive administration fees;

b. the $29.0 million in overall excessive base management fees is comprised more particularly, in turn, of:

   i. $23.2 million in excessive fees arising from excessive stated/headline base management fee rates;

   ii. $2.2 million in excessive fees arising from charging fees on those Prospect assets consisting of cash and cash equivalents;

c. The $24.8 million in overall excessive income fees is comprised more particularly, in turn, of:

   i. $10.6 million in excessive fees arising from the absence of any Lookback/Cap Mechanisms; and

   ii. $5.8 million in excessive fees arising from the charging fees on PIK income accrued by Prospect but not actually received in cash.

88.   Consequently, the comprehensive, detailed and fine-grained fee comparisons presented here reveal:

a. exactly how Prospect's excessive fees are made – *i.e.*, how much each distinct fee stream, and each distinct sub-component of such fee stream, contribute to Prospect's excessive fees; and

b. *exactly how they may be unmade*, in providing a precise road map for Prospect's Board to follow in order to return Prospect's fees and fee levels to the realm of reason.

33

A. **Fee Comparison Basis and Methodology**

1. **Comparison to Other Publicly-Traded BDCs that Receive Similar Investment Advisory and Administrative Services**

89. As a BDC, Prospect is most – and closely – comparable to other publicly-traded BDCs. Such other publicly-traded BDCs:

a. make similar investments (primarily, debt investments in middle-market, privately-held companies) with similar investment objectives (primarily, generation of current income and long-term capital appreciation);

b. operate similarly as publicly-traded registered investment companies, regulated *inter alia* by the ICA, the Securities Act of 1933, and U.S. tax regimes, which *inter alia* require such BDCs to make similar reports, filings and disclosures to the SEC, the IRS, stock exchanges, their shareholders, and their Boards of Directors); and

c. consequently, require substantially similar investment advisory services and administrative services, whether provided externally (*i.e.*, by external service providers such as PCM and PCA) or internally (*i.e.*, by a BDC's own employees).

90. The most-widely used market index of publicly-traded BDCs is the Wells Fargo Business Development Company Index (the "BDC Index"), developed in January 2011 by Wells Fargo Securities, LLC. The BDC Index is a rules-based, capitalization-weighted, float-adjusted index that (1) includes all BDCs listed on the New York Stock Exchange and NASDAQ that satisfy certain market capitalization and public float requirements,[10] and (2) assigns weights to individual BDC Index constituents according to market capitalization and float. The BDC Index currently includes 44 publicly-traded BDCs.

91. *Prospect itself uses the BDC Index to compare its performance, investments, income, fees and expenses against those of the other 43 BDCs included in the BDC Index. See*

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[10] The BDC Index excludes the smallest BDCs (those with market capitalization of less than $100 million) as well as certain BDCs that are very thinly traded.

e.g. the Defendant-authored presentation labeled "Prospect Capital Corporation Overview," and dated February 2016 (hereinafter, the "Prospect Presentation"), at 15-25.[11]

92.   Consequently, and for the additional reasons set forth below, fee and expense comparisons between Prospect and the BDCs included in the BDC Index – listed in Table 4 below – are *apt* comparisons.

Table 4

**Publicly-Traded BDCs Included in the BDC Index
and Used by Prospect as Comparisons**

Company	Ticker	Used by Prospect in Comparisons	Included in Wells Fargo BDC Index	Index Weight
Internally-Managed				
American Capital Strategies	ACAS	Yes	Yes	10.15%
Main Street Capital	MAIN	Yes	Yes	5.94%
Hercules Technology Growth Capital	HTGC	Yes	Yes	3.16%
Triangle Capital	TCAP	Yes	Yes	2.50%
Capital Southwest Corp.	CSWC	Yes	Yes	0.95%
Medallion Financial Corp.	TAXI	Yes	Yes	0.60%
KCAP Financial	KCAP	Yes	Yes	0.38%
Harris & Harris Group	TINY	Yes	Yes	0.24%
Newtek Business Services Corp	NEWT	Yes	Yes	0.55%
Externally-Managed				
Ares Capital Corp.	ARCC	Yes	Yes	10.11%
Prospect Capital	PSEC	Yes	Yes	9.64%
FS Investment Corp.	FSIC	Yes	Yes	8.89%
Apollo Investment Corp.	AINV	Yes	Yes	4.71%
Fifth Street Finance	FSC	Yes	Yes	3.18%
Solar Capital	SLRC	Yes	Yes	3.05%
New Mountain Finance Corp.	NMFC	Yes	Yes	3.01%

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[11]   Defendants maintain and make available the Prospect Presentation on Prospect's website at http://www.prospectstreet.com/file.aspx?iid=4092630&fid=1001206928 ..

Golub Capital BDC	GBDC	Yes	Yes	3.66%
PennantPark Investment Corp	PNNT	Yes	Yes	1.79%
Medley Capital Corp.	MCC	Yes	Yes	1.47%
TPG Specialty Lending	TSLX	Yes	Yes	3.59%
Blackrock Kelso Capital Corp.	BKCC	Yes	Yes	2.95%
TCP Capital Corp.	TCPC	Yes	Yes	2.92%
TICC Capital	TICC	Yes	Yes	1.32%
Goldman Sachs BDC	GSBD	Yes	Yes	2.59%
THL Credit	TCRD	Yes	Yes	1.29%
MVC Capital	MVC	Yes	Yes	0.64%
Capitala Finance	CPTA	Yes	Yes	0.72%
Garrison Capital	GARS	Yes	Yes	0.78%
Fidus Investment Corp.	FDUS	Yes	Yes	0.90%
WhiteHorse Finance	WHF	Yes	Yes	0.27%
Fifth Street Senior Floating Rate	FSFR	Yes	Yes	0.81%
Solar Senior Capital	SUNS	Yes	Yes	0.52%
PennantPark Floating Rate Capital	PFLT	Yes	Yes	1.22%
OFS Capital	OFS	Yes	Yes	0.34%
Gladstone Investment Corp.	GAIN	Yes	Yes	0.88%
Stellus Capital Investment Corp.	SCM	Yes	Yes	0.45%
TriplePoint Venture Growth BDC	TPVG	Yes	Yes	0.72%
CM Finance	CMFN	Yes	Yes	0.25%
Gladstone Capital Corp.	GLAD	Yes	Yes	0.64%
American Capital Senior Floating Rate	ACSF	Yes	Yes	0.38%
Alcentra Capital Corp	ABDC	Yes	Yes	0.42%
OHA Investment Corp.	OHAI	Yes	Yes	0.24%
Monroe Capital Corp	MRCC	Yes	Yes	0.71%
Horizon Technology Finance Corp.	HRZN	Yes	Yes	0.48%
TOTAL		44	44	100.01%

93.   The 35 above-listed, *externally*-managed BDCs included in the BDC Index all employ investment advisers (such as PCM) as well as administrators that, almost always, are affiliates of the investment adviser (such as PCA).   The services provided to these BDCs by

36

their respective investment advisers and administrators are substantially identical to the services provided to Prospect by PCM and PCA.[12]

94.   The 9 above-listed, *internally*-managed BDCs included in the BDC Index all directly employ personnel tasked with providing investment advisory and administrative services. Although internally provided, such services are substantially identical to the services provided to Prospect, and to the other above-listed *externally*-managed BDCs, by external investment advisers and administrators. [13]

95.   Indeed, Prospect itself so concedes, asserting exactly the same in its amended registration statement on Form N-2/A, filed with the SEC on or about October 13, 2015 (the "Prospect 2015 Registration Statement"):

> The Board of Directors concluded that **the services to be provided under the Investment Advisory Agreement are generally the same as those of comparable business development companies** described in the available market data.

See Prospect 2015 Registration Statement, at 111 (emphasis added).

96.   Consequently, in light of the substantially identical investment advisory and administrative services provided to the BDCs in the BDC Index, and Prospect's own endorsements of the comparability of such BDCs' services and fees, fee and expense comparisons between Prospect and the other BDCs included in the BDC Index are *apt* comparisons.

2.   Comparison of Stated/Effective Fees Charged for Such Services

97.   As set forth below, BDC fees are compared on both a "stated rate" and an "effective rate" basis. The "stated rate," also referred to herein as the "headline rate," refers to the initial, ostensible rate at which fees are *payable* (for example, base management fees assessed

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[12] As indicated *inter alia* by review of document filed with the SEC by each of these BDCs, including annual reports on Forms 10-K (which identify, for each BDC, the investment adviser, the administrator, the services each provided to the BDC, and the fees charged) and registration statements (which attach the BDCs' respective investment advisory and administration agreements with their investment advisers and administrators).

[13] As indicated *inter alia* by review of document filed with the SEC by each of these BDCs, including annual reports on Forms 10-K (which describe, for each BDC, the investment advisory and administrative services provided internally by its own personnel).

at a stated annual rate of 2.0% of gross assets, and income fees assessed at stated annual rate of

20.0% of pre-incentive fee net investment income).   The "effective rate," however, looks to

actual fee payments in order to determine the rate at which fees were actually *paid*.   Stated and

effective rates may, to varying degrees, diverge, as a host of additional, less-obvious factors –

here referred to as "fine print" (such as varying definitions of what to include or exclude from

the sums against which "headline" fee rates are assessed, or conditional mechanisms that

function to cap fees below the amounts otherwise payable, or waive certain fees otherwise

payable) – can impact the amount of fees actually paid, and cause the ensuing effective fee rates

to diverge from "stated" or "headline" fee rates.

98.   As set forth below, Prospect's fees are demonstrably excessive on both "stated

rate" and "effective rate" bases.

a)   Stated "Headline" Fee Rates

99.   *Externally*-managed BDCs all feature the same basic fee structure, consisting of

annualized payments of (1) a base management fee (assessed as a fixed percentage rate – *e.g.*,

2% – against BDC gross assets), and (2) incentive fees on (a) income, and (b) capital gains (also

assessed as a fixed percentage – *e.g.*, 20% – against, respectively, BDC investment income and

capital gains).   Notwithstanding, Defendants have crafted fee policies that ensure that they will

receive fees far higher than those paid by Prospect's BDC peers and competitors.

100.   In the first instance, for externally-managed BDCs, such "headline" stated fee

rates for base management, income fees and capital gains fees are compared.[14]

101.   *Internally*-managed BDCs pay for investment advisory and administrative

services differently: rather than directing a stated share of assets and income to external

advisers/administrators as fees, they pay directly for investment advisory and administrative

services provided by their own employees.   Nonetheless, financial disclosures made by such

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[14] As discussed shortly below in Section VI.A.2.c, *infra*, administrative fees are not charged via similar stated rates, but rather by allocating a portion of the administrator's costs and expenses – including salary, overhead, rent, etc. – to the BDC.   Consequently, for administrative fees, there are no "stated fee rates" to compare, but only, as discussed shortly below in Section VI.A.2.c, *infra*, "effective" administrative fee rates per unit of assets or income.

internally-managed BDCs in their SEC filings allow for calculation and determination of their effective fee rates, as discussed separately below in Section VI.A.2.d, *infra.*

    b) **Additional "Fine Print" Policies that Can Cause Actual/Effective Fees to Diverge from "Headline" Stated Rates**

102. However, actual fees paid can differ from such headline fee rates – often, as detailed below, due to: (a) differing definitions of what to include or exclude when determining "gross assets" or "investment income" (so that two different BDCs with similar stated fee rates may pay different fee amounts); (b) additional policies that can and do function to cap fees by linking them to various measures of company and/or shareholder returns over various time periods (so that, in certain instances, the fees a given BDC actually pays will be lower than those indicated by headline stated fee rates). Consequently, relevant definitions and further policies affecting the fees that will actually be paid are compared.

    c) **Actual Fees Paid, and the *Effective* Fee Rates They Reveal**

103. Finally, the actual fees paid by each BDC, as set forth in each BDC's SEC filings, and the effective fee rate or fee burden that such actual fee payments represent, are compared in multiple ways.

104. The principal method used to compare actual fees paid and/or effective fee rates/burdens is to divide (1) total fees paid annually (base management, incentive and administrative), by (2) BDC net assets. The result is the percentage of a BDC's net asset value that is paid out each year in fees (the "Effective Fee Rate").

105. This is the same method employed to determine mutual fund fee/expense rates (*e.g.*, a mutual fund with a 1.00% advisory fee pays out 1% of net assets per year in advisory fees; a mutual fund with a total expense ratio of 1.75% pays out total fees and expenses that equate to 1.75% of net assets per year).

106. Second, separately, the focus is narrowed to the each discrete component of total fees – *i.e.*, separately, base management fees, income fees, and administrative fees.

a. As actual/effective fees can differ from stated "headline" rates, *actual* base management fees and *effective* base management fee rates (calculated as (1) actual base management fees paid annually divided by (2) BDC gross assets at year-end), and *actual* income fees and *effective* income fee rates (calculated as (1) actual income fees paid annually divided by (2) BDC pre-incentive fee net investment income) are derived directly from BDCs' SEC filings, and compared. These calculations and comparisons allow the observer to "see through" headline stated rates, in order (1) to determine effective fee rates based on amounts actually paid, and (2) to perceive when and to what extent such effective rates diverge from stated rates.

b. Similarly, administrative fees, which unlike the other fees are not assessed through application of any particular or disclosed rate, but rather are imposed on the basis of entirely opaque cost allocations, are translated into effective administrative fee rates by dividing (1) actual, annual administrative fees, by (2) gross assets, and, alternatively, by (3) annual gross income. The former calculation reflects that administrative fees are driven in part by the size of the asset base to be administered; the latter illustrates the percentage of BDC gross income extracted by the administrator.

d) Comparisons to, and Effective Fee Rates for, *Internally-Managed BDCs*

107. Internally-managed BDCs do not pay fees on the basis of stated fee rates assessed against assets or income; instead, they directly bear the employment and overhead costs of the personnel that provide them with investment advisory and/or administrative services.

108. Disclosures in such BDCs' financial statements concerning their operating expenses allow for derivation of the overall fees and rates such BDCs effectively pay for investment advisory and administrative services. Specifically, the operating expenses of internally-managed BDCs consist of two distinct sets of expenses: (1) interest expense, and (2)

other operating expenses, such as compensation and general and administrative expenses. The latter set of expenses boils down to, and represents, the cost to the BDC of securing investment advisory and administrative services. Consequently, the sums that internally-managed BDCs spend on investment advisory and administrative services are ascertainable by subtracting (1) interest expense, from (2) total operating expenses. Dividing such sums by net assets yields an overall Effective Fee Rate directly comparable to those for externally-managed BDCs. (As such internally-managed BDCs do not feature any discrete base management, incentive or administrative fees, they can only be compared on the basis of their *overall* fees).

109.   Importantly, to the extent such calculation is an approximation, it *overstates* the Effective Fee Rate of internally-managed BDCs. [15]   Consequently, this comparison is a conservative one, as the biased treatment of such operating costs works in *Defendants'* favor. The Effective Fee Rate calculated here for internally-managed BDCs is *inflated* by this bias, making it *less* likely that Prospect's fees would exceed the (so-inflated) fees of internally-managed BDCs.

3.   Comparing Prospect's Fees to BDC Averages to Determine Whether, to What Extent, and Exactly How Prospect's Fees are Excessive

110.   All of the above-mentioned considerations or calculations yield fee ratios whose common denominators allow comparison *across* BDCs on a consistent scale: amount of fees per dollar of gross assets, net assets, or income. For example, one BDC may have administrative fees that take up two cents of every dollar in gross income, while another BDC's administrative fees may take up five cents of every dollar; one BDC may have base management fees that amount to

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[15]   This is because the calculation for internally-managed BDCs includes *all* administration costs (indeed, all operating costs except for interest expense), while calculations for externally-managed BDCs includes *only those administration costs allocated to be reimbursed to the administrator, while excluding numerous other operating costs born directly by the BDC and BDC shareholders.* For example, while Prospect paid $21.9 in administration fees to PCA during fiscal 2015, it also paid more than $15 million in various further operating expenses apart from interest expense (such as $2.4 million in legal fees, $1.7 million in valuation services, $3.8 million in audit, compliance and tax fees, and $6.1 million in "Other general and administrative expenses"). While such further operating costs are *excluded* from the fee analysis in the case of externally-managed BDCs, they are *included* in the fee analysis for internally-managed BDCs. The disparate treatment of such costs thus will tend to make the Effective Fee Rates of internally-managed BDCs (which include such costs) *higher* than those of externally-managed BDCs (which exclude such costs), or, at least, higher than they would be on an exact, apples-to-apples basis.

2 cents of every dollar of net assets, while other BDCs' base management fees amount to 1 cent of every dollar of net assets, etc.).

111.   For each such consideration or calculation, an average rate is calculated from the rates of all relevant BDCs in the BDC Index *other than* Prospect (*e.g.*, an average Effective Fee Rate of 4%, average stated base management fees of 1.75%, average effective income fees of 15%, etc.).

112.   If and where Prospect's fees significantly exceed such averages, it is strong indication that they are excessive.

113.   As detailed below, Prospect's overall fees – on both a stated and effective basis – significantly depart from and exceed averages, and are excessive.

114.   As also detailed below, narrower analyses of (1) each individual component of total fees – *i.e.*, base management fees, income fees and administrative fees, and (2) "fine print" factors that often cause effective fee rates to diverge from stated "headline" rates, allow for *pinpointing exactly which specific components or aspects of Prospect's fees are responsible for Prospect's excessive fees, as well as the specific amounts by which each such component/aspect contributes to Prospect's excessive fees*.

B.   Comparisons to Internally Managed BDCs Indicate Prospect's Fees are Excessive

115.   Appendix 1 hereto sets forth factual data, taken from SEC filings made by the nine internally-managed BDCs included in the BDC Index, concerning their assets (gross and net, as well as holdings of cash and cash equivalents), income (gross and net, as well as PIK income), and operating expenses excluding interest expense (*i.e.*, per Section VI.A.2.d, *supra*, their cost of obtaining investment advisory and administrative services).

116.   Table 5 below sets forth, based on such objective data, the Effective Fee Rate (operating expenses excluding interest expense – *i.e.*, investment advisory and administrative costs – as a percentage of Net Assets) for each internally-managed BDC in the BDC Index, for each of the past three years.

Table 5

Effective Overall Fee Rates for Internally Managed BDCs

Company	Effective Fee Rate		
	2015	**2014**	**2013**
American Capital Strategies	4.44%	4.28%	4.12%
Main Street Capital	2.37%	2.30%	2.63%
Hercules Technology Growth Capital	7.36%	5.52%	4.85%
Triangle Capital	4.51%	4.02%	4.32%
Capital Southwest Corp.	1.58%	1.10%	1.26%
Medallion Financial Corp.	2.63%	3.40%	2.67%
KCAP Financial	4.45%	3.74%	3.67%
Harris & Harris Group *	8.24%	7.33%	6.83%
Newtek Business Services (began 11/2014) **	12.64%	n/a	n/a
**AVERAGE * ** **	**3.90%**	**3.48%**	**3.36%**

* Although Harris & Harris Group ("TINY") is included in the BDC Index, TINY is excluded from the analysis – and the average – because it has a fundamentally different investment objective than almost all other BDCs. Unlike almost all other BDCs, which primarily seek to generate current income and thus primarily make *debt* investments, TINY seeks to generate long-term capital appreciation by making venture capital *equity* investments. *See* TINY Form 10-K filed March 16, 2015, at 1-2 ("Our investment objective is to achieve long-term capital appreciation by making . . . private venture capital equity investments . . . [that] do not pay interest or dividends . . .") (emphasis added).

** Newtek is excluded from 2013-2014 averages because it was not then operating as a BDC, and from 2015 because it appears to be an outlier.

117. Table 5 shows that, for internally-managed BDCs, the average cost of obtaining requisite investment advisory and administrative services amounted to approximately 3.58% of BDC net assets (the average Effective Fee Rate for 2013, 2014 and 2015).

118. Prospect's average Effective Fee Rates during 2013-2015 (detailed and analyzed in Section VI.C, *infra*) were substantially *higher* (6.19% on average) than the average Effective Fee Rate among internally-managed BDCs during the same period (3.58%).

119. The difference between (1) Prospect's Effective Fee Rate, and (2) the average Effective Fee Rate among internally-managed BDCs, is one measure of the degree to which

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Prospect paid excessive fees to Defendants. Table 6 below concretizes this measure by showing, for each year between 2013 and 2015: (a) the fees actually paid by Prospect to Defendants; (b) *the fees that Prospect would have paid had it been charged what, on average, internally-managed BDCs paid for the services Defendants provided*; and (c) the difference between (a) and (b), marking the excessive fees Prospect paid.

Table 6
Prospect's Excessive Fees
Compared to Internally Managed BDCs

Company	Effective Fee Rate			
	2015	**2014**	**2013**	**Average**
Prospect	6.68%	5.88%	6.01%	6.19%
Average - internally-managed BDCs	3.90%	3.48%	3.36%	3.58%
Difference - Prospect Excessive Fees (%)	**2.77%**	**2.40%**	**2.65%**	**2.61%**

	Excessive Fees Paid by Prospect			
	2015	**2014**	**2013**	**Average**
Prospect Net Assets	$3,703,049,000	$3,618,182,000	$2,656,494,000	$3,325,908,333
Fees Paid by Prospect to Defendants at Prospect's Effective Fee Rate	$247,183,000	$212,669,000	$159,768,000	$206,540,000
Fees Payable at Average Internally-Managed BDC Effective Fee Rate	$144,591,634	$125,878,454	$89,255,001	$119,908,363
Difference - Prospect Excessive Fees ($)	**$102,591,366**	**$86,790,546**	**$70,512,999**	**$86,631,637**
Overpayment Degree	**70.95%**	**68.95%**	**79.00%**	**72.25%**

120.   As Table 6 above indicates, comparison to internally-managed BDCs indicates that Prospect paid *excessive* fees to Defendants of $102.6 million in 2015 (paying fees 71.0%

above those payable at average, internally-managed BDC Effective Fee Rates), $86.8 million in 2014 (overpaying 69.0% by the same measure), and $70.5 million in 2013 (overpaying by 79.0%).

121.   Such excessive fees – and, particularly, the extreme amounts by which the fees paid were excessive – are so unreasonable that they could not have the product of arm's length bargaining.

122.   Moreover, the above comparison is biased in *Defendants'* favor because it *overstates*, on an apples to apples basis, the fees and thus the effective fee rates of internally-managed BDCs.   *See* ¶109 n. 15, *supra*, Were treatment of internally-managed BDCs' administrative expenses truly apples to apples, the fees and effective fee rates of internally-managed BDCs would be revealed to be even *lower*, and, consequently, Prospect's fees even more excessive.

123.   Finally, notwithstanding its pro-Defendants bias, the comparison to internally-managed BDCs has the substantial merit of being free from the even more substantial pro-Defendants bias inherent in comparisons to *externally*-managed BDCs.   Externally-managed BDCs, just like Prospect, are by and large creatures of and captive to their sponsoring investment advisers/administrators, and consequently suffer from the same disabling lack of true arm's-length negotiations in contracting for investment advisory and administrative services.   *See* Sections IV.C-E, *supra*.   As a result, the fees charged to other externally-managed BDCs are subject, across the board, to the same inflationary pressures underlying Prospect's excessive fees – and hence hide the true extent to which Prospect's fee are excessive.   As *internally*-managed BDCs are free from this dynamic and bias, they provide the most unbiased measure of the degree to which Prospect's fees are excessive.

C. **Comparisons to Externally Managed BDCs Indicate Prospect's Fees are Excessive, and Demonstrate the Exact and Particular Sources of Such Excessive Fees**

124. Section VI.C.1 below compares Prospect's *overall* fees (total paid to investment adviser and administrator) to the average fee levels paid by all other externally-managed BDCs in the BDC Index, and demonstrates that Prospect's overall fees significantly exceed the average.

125. Sections VI.C.2-4 then narrow the comparison to separately analyze each of the three discrete elements making up overall fees – namely, base management fees, incentive fees, and administrative fees (respectively, Sections VI.C.2, VI.C.3 and VI.C.4) – on both a stated basis ("headline" fee rates as well as "fine print" that often cause actual fees and effective rates to diverge from stated headline fee rates) and an actual/effective basis.

126. As further detailed in Sections VI.C.2-4, such narrowed focus allows for precise identification of the origins and causes of Prospect's excessive fees, including:

    a. which *specific* fees cause Prospect's *overall* fees to be excessive;

    b. the specific, relative contributions made to Prospect's overall excessive fees by each individual component of overall fees;

    c. the exact manner in which the IAA produces excessive fees, both by commission (*e.g.*, higher "headline" base management fee rates than those charged to other BDCs) and omission (*e.g.*, lack of mechanisms present in other BDCs' fee agreements that link, and often act to cap, fees based on multi-year *shareholder* returns).

127. As a result, the analysis is not only descriptive but *prescriptive*, insofar as it identifies precise, concrete modifications that can be made to Prospect's IAA to bring Prospect's fees in line with those that externally-managed BDCs pay on average.

        1. **Overall**

128. Appendix 2 hereto sets forth factual data, taken from SEC filings made by each of the 35 externally-managed BDCs included in the BDC Index (including Prospect), concerning their fees (base management, income, capital gains, and administrative), assets (gross and net, as

46

well as holdings of cash and cash equivalents), and income (gross and net, as well as PIK income).

129.   Table 7 below sets forth, based on such objective data, the Effective Fee Rate (overall annual fees as a percentage of BDC net assets) for each externally-managed BDC in the BDC Index, for each of the past three years.

Table 7
Effective Fee Rates of Externally-Managed BDCs, 2013-2015

Company	Effective Fee Rate (Total Fees as % Net Assets)		
	2015	2014	2013
Ares Capital Corp.	5.22%	4.92%	4.64%
Prospect Capital	6.68%	5.88%	6.01%
FS Investment Corp.	6.37%	6.11%	5.97%
Apollo Investment Corp.	6.85%	5.62%	6.04%
Fifth Street Finance	6.44%	6.28%	4.98%
Solar Capital	3.87%	4.00%	5.30%
New Mountain Finance Corp.	5.22%	4.92%	4.35%
Golub Capital BDC	3.72%	4.04%	3.68%
PennantPark Investment Corp	6.97%	5.44%	5.91%
Medley Capital Corp.	7.23%	5.44%	4.90%
TPG Specialty Lending	5.48%	4.70%	3.15%
Blackrock Kelso Capital Corp.	6.63%	6.84%	6.05%
TCP Capital Corp.	5.55%	4.14%	3.80%
TICC Capital	6.21%	5.69%	5.19%
Goldman Sachs BDC	4.09%	2.16%	0.72%
THL Credit	6.54%	6.04%	4.76%
MVC Capital	can't determine		
Capitala Finance	6.19%	5.43%	2.54%

47

Garrison Capital	5.37%	5.69%	3.31%
Fidus Investment Corp.	6.30%	5.45%	5.51%
WhiteHorse Finance	5.75%	5.33%	4.75%
Fifth Street Senior Floating Rate	3.48%	0.76%	n/a
Solar Senior Capital	2.83%	2.15%	1.86%
PennantPark Floating Rate Capital	1.77%	3.35%	2.16%
OFS Capital	6.63%	3.94%	3.12%
Gladstone Investment Corp.	4.93%	5.01%	3.64%
Stellus Capital Investment Corp.	6.19%	4.84%	4.37%
TriplePoint Venture Growth BDC Corp. (NOTE - began operations 3/11/2014)	4.88%	4.41%	n/a
CM Finance (commenced life as BDC on 2/4/2014)	4.72%	0.29%	n/a
Gladstone Capital Corp.	4.76%	4.47%	4.41%
American Capital Senior Floating Rate	2.69%	1.52%	n/a
Alcentra Capital Corp (NOTE - commenced operations 5/8/2014)	3.70%	0.72%	n/a
OHA Investment Corp.	3.61%	2.99%	3.18%
Monroe Capital Corp	5.90%	6.49%	3.31%
Horizon Technology Finance Corp.	5.68%	5.45%	7.14%
AVERAGE	**5.21%**	**4.38%**	**4.28%**
PSEC Excess	**1.47%**	**1.50%**	**1.73%**

130.   As Table 7 above shows, during 2013-2015, the average Effective Fee Rate for the 34 externally-managed BDCs other than Prospect remained relatively stable from year to year, rising from 4.3% in 2013 to 4.4% in 2014 to 5.2% in 2015, for an overall average of 4.6%.

131.   As Table 8 on the following page highlights, Prospect's Effective Fee Rates during 2013-2015 were substantially *higher* than average during each of 2013, 2014 and 2015, as well as on average throughout the 3-year period. For example, during the entire 2013-2015 period, Prospect's average Effective Fee Rate (6.2%) was 1.6% higher than the BDC average Effective Fee Rate (4.6%). Substantially the same differential applied during Prospect's most-recently completed fiscal year, 2015, when Prospect's Effective Fee Rate (6.7%) exceeded the BDC average Effective Fee Rate (5.2%).

132.   Table 8 provides a concrete measure of Prospect's excessive fees, in the form of the difference between (1) the fees Prospect actually paid, at Prospect's Effective Fee Rate and (2) the fees that Prospect *would have paid* had it been charged the *average* Effective Fee Rate for all other externally-managed BDCs in the BDC Index.

133.   As Table 8 indicates, Prospect paid $54.4 million in excessive fees during its most recently-completed fiscal year (fiscal 2015), and, during its most recent three fiscal years, paid on average $51.5 million in excessive fees per year. Such excessive fees amounted to an overpayment to Defendants of 28.2% in 2015, and, on average during the most recent three fiscal years, an overpayment of 33.2%.

Table 8
Prospect's Overall Excessive Fees
(Effective Fee Rate analysis)

	Effective Fee Rate (Total Fees as % Net Assets)			
	2015	2014	2013	Average: 2013-2015
Prospect Effective Fee Rate	6.68%	5.88%	6.01%	6.19%
Externally-Managed BDC Average	5.21%	4.38%	4.28%	4.62%
PSEC Excess	1.47%	1.50%	1.73%	1.57%
Prospect Net Assets	$ 3,703,049,000	$ 3,618,182,000	$ 2,656,494,000	$ 3,325,908,333
Fees Paid by Prospect at Prospect's Effective Fee Rate	$ 247,183,000	$ 212,669,000	$ 159,768,000	$ 206,540,000
Fees Payable at Average External BDC Effective Fee Rate	$ 192,760,382	$ 158,566,997	$ 113,691,494	$ 155,006,291
Difference – Prospect Excessive Fees ($)	$ 54,422,618	$ 54,102,003	$ 46,076,506	$ 51,533,709
Overpayment Degree (%)	28.23%	34.12%	40.53%	33.25%

134.   The above analysis of Prospect's overall fees as compared to those of all other externally-managed BDCs in the BDC Index, in finding that Prospect's overall fees were far

higher than those paid on average, also confirm the similar analysis of Prospect's overall fees as compared to those of all *internally*-managed BDCs in the BDC Index, which likewise found Prospect's overall fees to be far higher than average (*see* Section VI.B, *supra*).

135. Although the former comparison (to internally-managed BDCs) found the measure of Prospect's excessive fees to be substantially greater than the latter comparisons (to externally-managed BDCs), this disparity is exactly what would be expected given that externally-managed BDCs are subject to exactly the same inflationary fee pressures as Prospect (*see* ¶ 123, *supra*). Effective Fee Rates for externally-managed BDCs are, on average, *higher* than for internally-managed BDCs, for this very reason, with the result that the amount of Prospect's excessive fees (*i.e.*, the amount Prospect's fees exceed the already-inflated externally-managed BDC average) appear lower. Consequently, this disparity only further, and strongly, confirms the excessive fee allegations: first, in demonstrating that average Effective Fee Rates for Rates for externally-managed BDCs are *higher* than for internally-managed BDCs; and second, in showing that Prospect's Effective Fee Rates are far higher than even the already-inflated fees paid on average by externally-managed BDCs.

2. Base Management Fees

136. As detailed below, of the $54.4 million in *overall* annual excessive fees indicated by the above fee comparison to externally-managed BDCs, approximately $29.0 million (or 53.3%) is generated, more specifically, through excessive *base management fees*.

a) Base Management Fee Rates

137. Table 9 on the following page sets forth detailed data concerning the base management fees paid by all 35 externally-managed BDCs in the BDC Index, including (1) such BDCs' *stated* base management fees (including "headline" base management fee rates and "fine print" features that can function to reduce base management fees paid so that effective rates fall below headline rates); and (2) such BDCs' *effective* base management fees (*i.e.*, the fees actually paid, as a percentage of BDC gross assets).

Table 9

Prospect's Excessive Base Management Fees
(on both Stated Rate and Effective Rate Basis)

Company	Stated Base Management Fee				Effective Base Management Fee *			
	Rate	Basis	Cash Excluded?	Other Modifications	2015	2014	2013	Average
Ares Capital Corp.	1.50%	same as Prospect	Yes		1.41%	1.35%	1.29%	1.35%
Prospect Capital	2.00%	average value of gross assets at end of 2 most recent prior quarters	No		1.98%	1.68%	1.57%	1.74%
FS Investment Corp.	1.75%	unclear	No	lowered from 2% in mid-2014	1.82%	1.88%	2.03%	1.91%
Apollo Investment Corp.	2.00%	same as Prospect	Yes		2.07%	1.72%	1.89%	1.89%
Fifth Street Finance	2% / 1%-2% *	same as Prospect	Yes	revised fee structure for 7/2015 to 1/2017 where base fee will be between 1% and 2% depending on NAV growth since Q1 2015	2.00%	1.94%	1.73%	1.89%
Solar Capital	2.00%	same as Prospect	Yes		1.52%	1.46%	1.57%	1.52%
New Mountain Finance Corp.	1.75%	same as Prospect	Yes		1.29%	1.25%	1.82%	1.45%
Golub Capital BDC	1.38%	same as Prospect	Yes	reduced/offset by mgmt fees received from portfolio cos.	1.24%	1.18%	1.08%	1.17%
PennantPark Investment Corp	2.00%	same as Prospect	Yes		1.95%	1.72%	1.85%	1.84%
Medley Capital Corp.	1.75% / 1.5% *	same as Prospect	No	in 2016, breakpoint added so that 1.75% on assets under $1 billion; 1.5% on assets over $1 billion	1.79%	1.34%	1.41%	1.51%
TPG Specialty Lending	1.50%	same as Prospect	No		1.40%	1.21%	0.61%	1.07%
Blackrock Kelso Capital Corp.	1.75%	gross assets at end of most recent quarter	Yes	lowered from 2% in Dec. 2014	2.15%	1.82%	1.69%	1.88%
TCP Capital Corp.	1.50%	gross assets at end of most recent quarter	Yes		1.50%	1.13%	1.10%	1.24%
TICC Capital	2.00%	same as Prospect	No		2.74%	2.03%	1.91%	2.23%
Goldman Sachs BDC	1.50%	same as Prospect	Yes		1.36%	1.04%	0.57%	0.99%
THL Credit	1.50%	gross assets at end of most recent quarter	No		1.52%	1.37%	1.12%	1.34%
MVC Capital	2.00%	unclear	Yes	Also excludes ETF investments and investments in related private equity fund. Subject to 3.5% cap of expenses / net assets (operating expenses including base mgmt but excluding incentive fees, interests costs)	no data	1.50%	1.39%	1.45%
Capitala Finance	1.75%	same as Prospect	No		1.67%	1.69%	1.06%	1.48%
Garrison Capital	1.75%	same as Prospect	Yes		1.67%	1.59%	1.30%	1.52%
Fidus Investment Corp.	1.75%	same as Prospect	Yes		1.55%	1.35%	1.43%	1.45%
WhiteHorse Finance	2.00%	same as Prospect	No	none now (previously excluded cash through mid-2014)	1.92%	1.67%	1.29%	1.62%
Fifth Street Senior Floating Rate	1.00%	same as Prospect	Yes		0.85%	0.39%	n/a	0.62%
Solar Senior Capital	1.00%	same as Prospect	No		0.95%	0.75%	0.94%	0.88%
PennantPark Floating Rate Capital	1.00%	same as Prospect	Yes		0.86%	0.99%	0.67%	0.84%
OFS Capital	1.75%	same as Prospect	Yes	for 2014, waived 50% of base management fee	1.75%	0.85%	1.23%	1.28%
Gladstone Investment Corp.	2.00%	same as Prospect	Yes	reduced/offset by mgmt fees received from portfolio cos.	1.57%	1.88%	1.42%	1.62%
Stellus Capital Investment Corp.	1.75%	same as Prospect	Yes		1.58%	1.59%	1.42%	1.53%
TriplePoint Venture Growth BDC Corp.	1.75%	same as Prospect	No		1.42%	0.83%	n/a	1.13%
CM Finance	1.75%	same as Prospect	Yes	For 2014, waived base and incentive fees to extent necessary to pay 9% dividend - $1.15 million in base fees waived for 2014	1.42%	0.10%	n/a	0.76%
Gladstone Capital Corp.	1.75%	same as Prospect	Yes	REDUCED BY (1) managerial assistance fees from portfolio companies ($1.4, 0.8 and 0.3 million in 2015, 2014, 2013), and (2) reduction of fees to 0.5% on senior syndicated loan participations ($0.1, $0.1 and $0.2 million)	1.40%	1.64%	1.73%	1.59%
American Capital Senior Floating Rate	0.80%	quarterly on gross assets at end of quarter	Yes	Excludes net unrealized appreciation / depreciation	0.95%	0.77%	n/a	0.86%
Alcentra Capital Corp	1.75% / 1.625% / 1.50% (depending on asset level)	same as Prospect	Yes	for Q2 2014-Q2 2015, waives base and incentive fees to extent necessary to allow for payment of 9% dividend to shareholders from net income ($1.05 million base fees waived and $0.97million incentive fees waived in 2014)	1.60%	0.53%	n/a	1.07%
OHA Investment Corp.	1.75%	same as Prospect	Yes	base fee reduced to 1.5% for 1 year period 9/14-9/15	1.33%	1.86%	1.91%	1.70%
Monroe Capital Corp	1.75%	average invested assets during quarter	Yes		1.42%	1.68%	1.22%	1.44%
Horizon Technology Finance Corp.	2.00%	monthly, on gross assets at end of prior month	Yes		1.58%	1.96%	1.98%	1.84%
AVERAGE - Externally-Managed BDCs	**1.66%**		**Yes (25 of 34)**		**1.55%**	**1.36%**	**1.40%**	**1.44%**
Excess Portion of Prospect's Base Management FeeRate	**0.34%**				**0.43%**	**0.33%**	**0.17%**	**0.31%**

* Effective base management fee rates were calculated by dividing actual base management fees paid during the fiscal year by BDC gross assets *at the end of the year* . Such calculation is only an approximation, because base management fees generally determined quarterly based on average gross assets at the end of each of the two most recently-completed quarters. Because the value of gross assets can change from quarter to quarter, employing annualized measures such as those here makes calculations of effective rates approximate rather than exact. For example, Prospect's effective rates for each of 2013, 2014 and 2015 should be 2.00%, but do not appear so here for 2013 and 2014 because, during these periods, Prospect gross assets experienced significant quarter-over-quarter growth, which was reflected in the actual base management fees that Prospect paid on a quarterly basis (at 2% each quarter), but which translates here to sub-2% effective rates as a result of using only end-of-year gross assets. While the simplified calculation employed here can distort each BDC's individual effective rate, its *common* application to *all* BDCs does not distort the inter-BDC disparities.

138.   First, as Table 9 shows, the average, stated "headline" base management fee rate among the 34 BDCs (excluding Prospect) was an annual rate 1.66% (assessed against BDC gross assets). Prospect's headline base management fee rate –   2.00% – materially exceeded this average, and, in fact, was the *highest* stated rate at which base management fees were charged.

139.   On the basis of such rate, applied against Prospect's gross assets, Prospect paid base management fees of $134.6 million, $109.0 million and $69.8 million, respectively, in 2015, 2014 and 2013 (*see* Table 1 in Section V.C, *supra*). (The substantial 2013-2015 increase resulted from substantial increases in Prospect's gross assets, which nearly tripled from $2.3 billion at the beginning of fiscal 2013 to $6.8 billion at the end of fiscal 2015).

140.   Prospect's extremely high base management fee rate (2.00% of gross assets) is the principal source of Prospect's *overall* excessive fees.

141.   Prospect's 2.00% base management fee rate is excessive to the extent that it exceeds the average such rate among all other externally-managed BDCs in the BDC Index (1.66%): *i.e.*, of the 2.00% rate, 0.34% is excessive and produces excessive base management fee payments. When applied to Prospect's gross assets, the excessive portion of Prospect's base management fee amounts to $23.2 million for fiscal 2015 (0.34% of $6.8 billion): *i.e.*, $23.2 million of the $134.6 million in base management fees that Prospect paid for 2015 were excessive. On average, during the three most recently-completed fiscal years, $20.1 million of the base management fees that Prospect paid each year were excessive. In each of 2013, 2014 and 2015, such excessive fees resulted in overpayment of base management fees of 20.5%.

142.   Second, as Table 9 also demonstrates, Prospect's base management fees are similarly excessive on an *effective* rate basis (as opposed to the above-discussed stated "headline" rate basis). On such effective rate basis, the amount by which Prospect's (higher) effective base management fee rate exceeds the (lower) effective base management fees rate paid on average by the other BDCs – *i.e.*, the excessive portion of Prospect's base management fees – was 0.43% for 2015, indicating that $29.0 million of the $134.6 million in base management fees

that Prospect paid for 2015 were excessive (an overpayment of base management fees by 27.5%).

143.   As detailed below, the disparity between the above two analyses – which indicate excessive base management fees for 2015 of $23.2 million on a stated rate basis, and of $29.0 million on an effective rate basis – are the result of various "fine print" factors that cause effective fees to depart from headline rates. The $5.8 million disparity between the two analyses, however, is dwarfed by their common and shared core: namely, that at least $23.2 million of the base management fees paid by Prospect in 2015 constituted excessive fees.

144.   Consequently, when the two analyses are viewed in conjunction, they demonstrate: (1) that the largest part of Prospect's excessive base management fees for 2015 ($23.2 million) results from Prospect's excessive stated "headline" base management fee rate of 2.00% (which both analyses consider); while (2) the smaller remainder (a further $5.8 million) results from further "fine print" factors that cause effective fees/rates to diverge from headline stated rates (which only the latter analysis considers).

b)   Including Cash and Cash Equivalents in the Gross Assets on which Base Management Fees are Assessed

145.   As Table 9 above also details, BDCs *define gross assets differently*.

146.   The industry rule is to *exclude cash and cash equivalents* ("cash/equivalents") from gross assets when calculating base management fees. As Table 9 shows, of the 34 externally-managed BDCs in the BDC Index apart from Prospect, most – 25 of 34, or 73.5% – apply such exclusion.

147.   Prospect is one of the few BDCs that, as an exception to *de facto* industry rule and wider BDC industry practice, does *not* apply this exclusion, and instead includes cash/equivalents in the gross assets on which base management fees are paid.[16] In other words, PCM assesses management fees on assets it does not effectively manage.

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[16] Only ten BDCs, including Prospect, fail to apply this exclusion. Of those ten, eight charge "stated" base management fee rates lower than Prospect's (while two charge "stated" rates equal to Prospect's).

148.   The logic underlying such exclusion is simple and clear: as cash/equivalents assets are ones to which *investment advisory services have not been applied* (*i.e.*, such sums are not invested in private company debt, but merely held as cash/equivalents), there is no substantive basis for charging investment advisory fees on such sums.

149.   The results of such exclusion are also straightforward. First, base management fee payments are reduced, in direct proportion to the amount of cash/equivalents held. Second, effective base management fee rates (total fees paid divided by total assets) can diverge from, and fall below, stated "headline" base management fee rates. Because total fees paid are the result of applying the "headline" stated rate not against total assets, but, pursuant to "fine print" definitions of total assets, against total assets *minus cash/equivalents*, the effective fee rate numerator (total fees paid) is reduced, leading to reduction in the effective fee rate. The effective base management fee rates of many BDCs thus dips below stated headline rates, with the degree of the divergence depending on the extent to which BDC gross assets are comprised of cash/equivalents. For example, a BDC whose gross assets include 50% held in cash/equivalents, will pay an effective base management fee of 1% even though its stated headline rate is 2%, because the 2% fee is assessed against only 50% of BDC gross assets.

150.   At the end of fiscal 2015, 2014 and 2013, Prospect's gross assets included, respectively, $110.0 million, $134.2 million and $203.2 million in cash/equivalents. Because Prospect did not exclude such sums from gross assets when calculating base management fees, Prospect paid annual base management fees of 2.00% on such cash/equivalents sums. The resulting base management fees that Prospect paid with respect to its cash/equivalents assets were $2.2 million for 2015, $2.7 million for 2014, and $4.1 million for 2013. **Accordingly, during this time, PCM collected base management fees of $9 million for doing nothing**.

151.   The base management fees that Prospect paid with respect to its cash/equivalents assets were excessive in their entirety, as:

      a.   such assets were ones to which no investment advisory services had been applied; and

b. most other BDCs did not pay *any* base management fees with respect to such

assets.

152.   The base management fees that Prospect paid with respect to its cash/equivalents

assets account for a substantial portion of the above-discussed disparity in calculating Prospect's

excessive base management fees on a stated rate basis ($23.2 million) and on an effective rate

basis ($29.0 million). The effective rate calculation yields a larger sum in substantial part

because it takes into account the *divergent* treatment of cash/equivalents assets: namely, when

determining base management fees, most BDCs exclude cash/equivalents from gross assets

while Prospect does not. Specifically, this "fine print" factor accounts for $2.2 million, or

37.9%, of the $5.8 million disparity.

c) Other "Fine Print" Factors that Act to Reduce Base Management Fees Paid by Other BDCs

153.   As Table 9 further indicates, many other BDCs employ a variety of further

mechanisms that can act to limit payment of base management fees and reduce effective fee rates

below stated rates. Seven such mechanisms, employed by ten BDCs, are briefly discussed

below.

154.   **Crediting Managerial Assistance Fees Against Base Management Fees**

Payable. Three BDCs – Golub, Gladstone Investment and Gladstone Capital – apply, as a credit

against base management fees owed by the BDC to the investment adviser, fees paid to the

investment adviser for providing "managerial assistance" to the BDC's portfolio companies. For

example, if (1) Golub's stated base management fee rate of 1.375% required Golub to pay base

management fees of $50 million, but (2) Golub earned $10 million in managerial assistance fees

for having providing managerial assistance to companies in Golub's investment portfolio, then

(3) Golub would only have to pay $40 million, rather than $50 million, in base management fees.

Such a 20% reduction in fees paid would reduce the effective base management fee rate by 20%,

to 1.10% (versus the 1.375% stated rate). Indeed, as Table 9 shows, for each of these BDCs,

effective base management fee rates were lower than stated headline rates.

155.   **Waiving Base Management Fees in Order to Fund Dividend Payouts from BDC Net Income**. Two BDCs – CM Finance and Alcentra Capital – entered into commitments to waive whatever payments of base management fees were necessary in order to allow the BDCs to fund particular dividend payout levels to shareholders (*e.g.*, 9%) from net income. For example, if paying a 9% dividend required funds of $50 million, and if paying otherwise-requisite base management fees of $20 million left the BDC with only $40 million in net income, $10 million of such base management fees would be waived in order to allow net income to climb to the requisite level, $50 million, to fund the targeted dividend. As Table 9 further indicates, in each case, such waivers were substantial, resulting in base management fee reductions exceeding $1 million per year, on average. Such reductions were all the more substantial in light of the small asset base of such BDCs and the consequent small absolute value of base management fees owed (less than $5 million per year).

156.   This mechanism has particular relevance to Prospect in light of the fact that its dividend payouts have often *exceeded* its net income, and thus constitute, rather than earnings distributions, de facto returns of principal. Had Prospect employed this mechanism in order to ensure that dividends were fully funded by net income, Prospect's base management fees would have required and experienced substantial reductions.

157.   **Excluding Further, Specific Assets from Base Management Fees, or Applying Reduced Rates to Such Assets**. At least two BDCs – MVC Capital and Gladstone Capital – exclude not only cash/equivalents, but other assets as well, from any and/or full assessment of base management fees. Gladstone Capital, for example, reduces base management fees from 1.75% (stated rate) to 0.50% on senior syndicated loan assets; MVC Capital charges no base management fees on assets in invested in ETFs and in a related private equity fund affiliated with its investment adviser. Again, as Table 9 shows, for each of these BDCs, effective base management fee rates were lower than stated headline rates – and particularly so for MVC Capital, which had invested a substantial sum in such assets.

158.   **Adopting Breakpoints in Stated Rate Schedules that Recognize Economies of Scale by Reducing Stated Rates as Assets Grow**. At least two BDCs – Medley Capital and Alcentra Capital – have added breakpoints to their base management fee rates, so that rates reduce, in both cases from 1.75% to 1.5%, as gross assets rise (in Alcentra's case, above $800 million; in Medley's case, above $1 billion).

159.   **Adopting Temporary Fee Waivers that Temporarily Lower Stated Base Management Fee Rates**. At least two BDCs – OFS Capital and OHA Investment – negotiated fee waivers with their investment advisers that, for discrete periods covered by the waiver, operated to reduce base management fees payable. Specifically, OFS Capital secured a waiver of 50% of the 1.75% base management fee for one year, while OHA Investment secured a one-year reduction of the 1.75% stated rate to 1.50%. Three further BDCs also secured reduced base management fees through other fee waivers – including CM Finance, Alcentra Capital and Fifth Street Finance – as discussed above and below.

160.   **Imposing Expense Caps that Can Limit and/or Reduce Base Management Fees Otherwise Payable Per Stated Rates**. At least one BDC – MVC Capital – has negotiated a cap on operating expenses (which per its definition include base management fees, but not incentive fees) such that otherwise-payable base management fees will be foregone, to the extent necessary, in order to ensure that ratio of operating expenses to net assets remains below 3.5%. Such cap may be responsible for the fact that MVC's effective base management fee rates are substantially below its stated rates.

161.   **Linking Base Management Fees to Shareholder Returns**. At least one BDC – Fifth Street Finance – has adopted a base management fee structure that links the base management fee rate to be paid (between 1% and 2%) to BDC shareholder returns (specifically, to the growth in BDC net asset value). (In addition, many more BDCs have implemented mechanisms to link *incentive* fees to BDC shareholder returns, so that poor returns function to cap incentive fees otherwise payable, as further detailed in Section VI.C.3.b *infra*).

162.   Such mechanisms, as mentioned above, have been and/or appear to have been effective in reducing base management fees paid by such BDCs, and/or in reducing effective base management fee rates to levels below stated "headline" rates.

3.   Incentive Fees

163.   Almost all BDCs pay two sorts of incentive fees: one on investment income, the other on capital gains. As detailed below, of the $54.4 million in *overall* annual excessive fees indicated by the above fee comparison to externally-managed BDCs, approximately $24.8 million is generated, more specifically, through excessive *income fees*. (The capital gains incentive fee is, as a practical matter, entirely irrelevant to comparative BDC fee analysis, as (1) almost no BDCs have paid any such capital gains fees in recent years (or ever), and (2) almost all BDCs calculate capital gains fees payable in exactly the same manner. Consequently, capital gains fees can be and are henceforth ignored.) [17]

a)   Overall Income Fees

164.   Table 10 on the following page sets forth detailed data concerning the income fees paid by all 35 externally-managed BDCs in the BDC Index, including (1) such BDCs' *stated* income fees (including "headline" income fee rates and "fine print" features that can function to reduce income fees paid so that effective rates fall below headline rates); and (2) such BDCs' *effective* income fee rates (*i.e.*, the fees actually paid, as a percentage of BDC pre-incentive fee net investment income).

---

[17]   More specifically, neither Prospect nor almost any other BDC has paid *any* capital gains incentive fees during the most recent three fiscal years (2013, 2014 and 2015). Consequently, there is almost no variation in capital gains fees among BDCs: by and large, they are invariably $0. Additionally, almost all BDCs calculate capital gains fees at the same stated rate (20% of capital gains) and on the same basis (calculating "capital gains" as the since-inception aggregate of realized capital gains, realized capital losses, and unrealized capital depreciation on all investments, and calculating capital gains fees payable each year as (1) 20% of such sum, if positive, minus (2) aggregate capital gains fees paid in all prior years). As a result, there is little difference in the stated and the effective capital gains fee rates among BDCs. The only exception is that at least nine BDCs also feature mechanisms that function to link, and cap, cumulative incentive fees (including both income fees and capital gains fees) with respect to BDC performance and shareholder returns. However, as BDCs have largely paid *no* capital gains fees at all in recent years, such caps remain – at least in the capital gains fee context – distinctions without any actual difference. Such caps do, however, also affect *income* incentive fees, and consequently are further detailed in Section VI.C.3.c, *infra*).

Table 10
BDC Income Fees
(on both Stated Rate and Effective Rate Basis)

Company	Income Incentive Fee - Stated Rate and "Fine Print"						Effective Income Fee Rate			
	Rate	Hurdle	Catch Up	Hurdle / Catch Up mechanism	PIK Income Treatment	Caps/Limits	2015	2014	2013	Average
Ares Capital Corp.	20.00%	1.75%	2.1875%	0% / 100% / 20%	includes	none	19.29%	21.27%	20.43%	20.33%
Prospect Capital	20.00%	1.75%	2.1875%	0% / 100% / 20%	includes	none	20.00%	20.00%	20.00%	20.00%
FS Investment Corp.	20.00%	1.88%	2.3438%	0% / 100% / 20%	includes	cumulative cap: cannot exceed 20% over 3 year prior period	18.72%	19.37%	20.26%	19.45%
Apollo Investment Corp.	20.00%	1.75%	2.1875%	0% / 100% / 20%	per waiver ending 3/2016, fees on PIK income deferred until cash paid	none	18.91%	18.91%	19.73%	19.19%
Fifth Street Finance	20.00%	2.00%	2.5000%	0% / 100% / 20%	includes	none	19.91%	19.92%	19.68%	19.84%
Solar Capital	20.00%	1.75%	2.1875%	0% / 100% / 20%	includes	none	6.36%	10.00%	20.00%	12.12%
New Mountain Finance Corp.	20.00%	2.00%	2.5000%	0% / 100% / 20%	includes	none	19.97%	18.62%	20.53%	19.71%
Golub Capital BDC	20.00%	2.00%	2.5000%	0% / 100% / 20%	includes	cumulative cap: cannot exceed 20% since 2010 inception	11.26%	15.07%	18.15%	14.83%
PennantPark Investment Corp	20.00%	1.75%	2.1875%	0% / 100% / 20%	includes	none	20.00%	20.00%	20.04%	20.01%
Medley Capital Corp.	20.00%	2.00%	2.5000%	0% / 100% / 20%	includes	none	20.00%	20.00%	20.00%	20.00%
TPG Specialty Lending	17.50%	1.50%	1.8200%	0% / 100% / 17.5%	includes	none	17.49%	16.61%	15.32%	16.47%
Blackrock Kelso Capital Corp.	20.00%	1.75%	2.1875%	0% / 100% / 20%	includes	cap/deferral: fees deferred where paying them would cause prior 4 quarter return to dip below hurdle (7%)	0.01%	16.53%	18.61%	11.72%
TCP Capital Corp.	20.00%	2.00%	n/a	0% / 20%	includes	cumulative cap/limit since 1/2013: only paid to extent annualized total returns exceed 8%; cannot exceed 20% of total returns	16.53%	16.43%	17.09%	16.68%
TICC Capital	20.00%	5 year Treasury +5%	n/a	0% / 20%	includes	none	3.74%	7.89%	10.55%	7.39%
Goldman Sachs BDC	20.00%	1.75%	2.1875%	0% / 100% / 20%	includes	cumulative cap: cannot exceed 20% over 3 year prior period	13.65%	2.75%	2.09%	6.16%
THL Credit	20.00%	2.00%	2.5000%	0% / 100% / 20%	fees on PIK income deferred until cash paid	cumulative cap: cannot exceed 20% over 3 year prior period	20.00%	19.76%	20.10%	19.96%
MVC Capital	20.00%	1.75%	2.1875%	0% / 100% / 20%	includes	none	no data	0.00%	0.00%	0.00%
Capitala Finance	20.00%	2.00%	2.5000%	0% / 100% / 20%	includes	cumulative cap: total incentive fees cannot exceed 20% of (net inv. Income and realized/unrealized cap gains) over 3 year prior period WAIVED $1.1 million in incentive fees in 2015 to support dividend payout	16.33%	12.45%	7.26%	12.01%
Garrison Capital	20.00%	2.00%	2.5000%	0% / 100% / 20%	accrues but DEFERS all fees on PIK income; pays such fees only when cash received by company	cumulative cap: total incentive fees cannot exceed 20% of (net inv. Income and realized/unrealized cap gains) over 3 year prior period	10.68%	21.61%	6.24%	12.85%
Fidus Investment Corp.	20.00%	2.00%	2.5000%	0% / 100% / 20%	includes	none	19.90%	19.36%	21.26%	20.17%
WhiteHorse Finance	20.00%	1.75%	2.1875%	0% / 100% / 20%	accrues but DEFERS all fees on PIK income; pays such fees only when cash received by company	cumulative cap: total incentive fees cannot exceed 20% of (net inv. Income and realized/unrealized cap gains) over 3 year prior period	17.24%	16.61%	19.91%	17.92%
Fifth Street Senior Floating Rate	20.00%	1.50%	2.5000%	0% / 50% / 20%	includes	none	16.75%	10.94%	n/a	13.85%
Solar Senior Capital	20.00%	1.75%	2.9167%	0% / 50% / 20%	includes	none	4.59%	3.09%	0.84%	2.84%
PennantPark Floating Rate Capital	20.00%	1.75%	2.9167%	0% / 50% / 20%	includes	none	11.08%	13.52%	12.48%	12.36%
OFS Capital	20.00%	2.00%	2.5000%	0% / 100% / 20%	includes	none	16.38%	12.06%	0.00%	9.48%
Gladstone Investment Corp.	20.00%	1.75%	2.1875%	0% / 100% / 20%	includes	none	20.00%	17.10%	13.55%	16.89%
Stellus Capital Investment Corp.	20.00%	2.00%	2.5000%	0% / 100% / 20%	EXCLUDES; only pays fees when cash received	cumulative cap: total incentive fees cannot exceed 20% of (net inv. Income and realized/unrealized cap gains) over 3 year prior period; WAIVED $1 and $1.4 million in incentive fees in 2013 and 2014 to support dividend payout	16.75%	10.94%	13.76%	13.82%
TriplePoint Venture Growth BDC Corp.	20.00%	2.00%	2.5000%	0% / 100% / 20%	includes	none	16.57%	16.71%	n/a	16.64%
CM Finance	20.00%	2.00%	2.5000%	0% / 100% / 20%	EXCLUDES; only pays fees when cash received	cumulative cap: total incentive fees cannot exceed 20% of (net inv. Income and realized/unrealized cap gains) over 3 year prior period; WAIVES (for 2014-2016) incentive fees to extent necessary to pay 9% dividend; $1.2 million in income fee waived in 2015	14.89%	0.00%	n/a	7.44%
Gladstone Capital Corp.	20.00%	1.75%	2.1875%	0% / 100% / 20%	includes	adviser voluntarily waives incentive fees to extent necessary in order for company net income to cover dividend distributions to shareholders -- $1.4 million, $1.2 million and $1.0 million in 2015, 2014 and 2013 resulted	13.30%	14.51%	15.33%	14.38%
American Capital Senior Floating Rate	n/a	n/a	n/a	n/a	n/a	n/a	0.00%	0.00%	n/a	0.00%
Alcentra Capital Corp	20.00%	2.00%	2.5000%	0% / 50% / 20%	EXCLUDES; only pays fees when cash received	cumulative cap: total incentive fees cannot exceed 20% of (net inv. Income and realized/unrealized cap gains) over 3 year prior period; WAIVED entire incentive fees earned in 2014 ($0.97 million) to support dividend payout	10.53%	0.00%	n/a	5.26%
OHA Investment Corp.	20.00%	1.75%	2.1875%	0% / 100% / 20%	includes	none	8.86%	0.00%	3.08%	3.98%
Monroe Capital Corp	20.00%	2.00%	2.5000%	0% / 100% / 20%	includes	cumulative cap: total incentive fees cannot exceed 20% of (net inv. Income, base management fees, and realized/unrealized cap gains) over 3 year prior period	20.00%	19.78%	13.02%	17.60%
Horizon Technology Finance Corp.	20.00%	1.75%	2.1875%	0% / 100% / 20%	includes	cumulative cap: cannot exceed 20% over 3 year prior period	20.01%	15.76%	20.00%	18.59%
AVERAGE	**19.93%**	**1.86%**	**2.38%**				**14.54%**	**13.56%**	**14.62%**	**14.24%**
Excess Portion of Prospect's Base Management FeeRate	**0.07%**						**5.46%**	**6.44%**	**5.38%**	**5.76%**

165.   The fundamental conclusions indicated by such data, as elaborated below, are that:

  a. the "headline" *stated* income fee rate paid by Prospect and all other externally-managed BDCs in the BDC Index hardly varies: with only 1 exception, 20%;

  b. as a result of various "fine print" differences – and, particularly, the use by many BDCs *other than Prospect* of mechanisms that link income fees payable to BDC shareholder returns, and that cap income fees with respect to such returns ("Lookback/Cap Mechanisms") – most BDCs:

    i. pay income fees at effective rates substantially lower than their stated "headline" rates (averaging between 13.6% and 14.6% between 2013 and 2015); and

    ii. pay income fees at effective rates substantially lower than Prospect's effective rates; and

  c. consequently, Prospect pays excessive income fees – measured by the degree to which Prospect's effective income fee rates exceed average BDC effective income fee rates – as a result of its income fees being unrestrained by any such Lookback/Cap Mechanisms.

166.   First, as Table 10 reveals, the "headline" stated rate at which all externally-managed BDCs (including Prospect) assess income fees barely varies at all. 34 of 35 BDCs employ a rate of 20%; only 1 BDC employs a different rate (TPG Specialty Lending, which uses a slightly lower 17.5% rate). Consequently, such "headline" stated rates are not the source of any difference in the income fees such BDCs pay.

167.   Second, as Table 10 also reveals, notwithstanding the fact that all BDCs share the same "headline" stated rate, there is substantial variation in the *effective* income fee rates that BDCs actually pay (*i.e.*, actual annual income fees paid as a percentage of annual pre-incentive

fee net investment income), which frequently fall materially below the headline stated rate of 20%.

168.   Specifically, as Table 10 shows, the average effective income fee rates paid by BDCs other than Prospect were 14.5% in 2015, 13.6% in 2014, and 14.6% in 2013 (or, averaged over all three years, 14.24%).

169.   Prospect's effective income fee rates, on the other hand, were identical to its stated "headline" income fee rate: 20% exactly, in each of 2015, 2014 and 2013.

170.   The extent to which Prospect paid excessive income fees – and the measure of such excessive income fees – is the amount by which Prospect's effective income fee rate (20%) exceeded the average effective income fee rate paid by all other externally-managed BDCs in the BDC Index.

171.   Table 11 on the following calculates, on such basis, the excessive income fees paid by Prospect during each of its most recent three fiscal years (2015, 2014 and 2013), as well as the average excessive income fees Prospect paid over such three year period. As Table 11 shows, Prospect paid, on average, $25.1 million in excessive income fees per year between 2013 and 2015, constituting, on average, overpayment of income fees by 40.6%.

Table 11
Prospect's Excessive Income Fees

	Effective Income Fee Rate (Income Fees as % Pre-Incentive Fee Net Investment Income)			
	2015	**2014**	**2013**	**Average: 2013-2015**
Prospect Effective Fee Rate	20.00%	20.00%	20.00%	20.00%
Externally-Managed BDC Average	14.54%	13.56%	14.62%	14.24%
PSEC Excess	5.46%	6.44%	5.38%	5.76%
Prospect Pre-Incentive Fee Net Investment Income	$ 453,434,000	$ 446,529,000	$ 406,155,000	$ 435,372,667
Fees Paid by Prospect at Prospect's Effective Income Fee Rate	$ 90,687,000	$ 89,306,000	$ 81,231,000	$ 87,074,667
Fees Payable at Average External BDC Effective Income Fee Rate	$ 65,914,987	$ 60,561,210	$ 59,372,448	$ 61,949,548
Difference - Prospect Excessive Fees ($)	**$ 24,772,013**	**$ 28,744,790**	**$ 21,858,552**	**$ 25,125,119**
Overpayment Degree (%)	**37.58%**	**47.46%**	**36.82%**	**40.56%**

63

172.   Third, viewing the above-discussed facts in conjunction – *i.e.*, that although Prospect and all other externally-managed BDCs featured identical "headline" stated income fee rates of 20%, many BDCs paid income fees at effective rates materially below the "headline" stated rate of 20% (in contrast to Prospect, which paid income fees at an effective rate of 20%) – indicates that the differences in effective rates paid by BDCs are the result of "fine-print" differences in their income fee rates. Put more simply and conversely, such differences in the rates at which income fees were actually paid (effective rates) cannot be explained by differing "headline" stated income fee rates, as stated headline rates *did not differ at all*, but rather were a constant 20% for all BDCs.

173.   Sections VI.C.3.b-d below detail the "fine print" differences in BDCs' income fees that cause BDCs' effective income fee rates to differ both from each other and from their stated "headline" rates. The principal such difference, as detailed in Section VI.C.3.b *infra*, is that that many BDCs (but not Prospect) include Lookback/Cap mechanisms in their income fee "fine print" that function, often, to reduce income fee payments below the amounts that otherwise would be payable under stated "headline" rates, and, hence cause effective income fee rates to fall below stated headline rates.   Additional "fine print" features, detailed in Sections VI.C.3.c-d *infra*, also account for a further, but smaller, amount of the variation, as such features are either less common (*e.g.*, treatment of PIK income – Section VI.C.3.c, *infra*) and/or have less impact (*e.g.*, hurdle/catch-up structures – Section VI.C.3.d *infra*).

b)   Employing Lookback/Cap Mechanisms to Link Fees to Cumulative Shareholder Returns, and Cap Fees with Respect to Such Returns

174.   As Table 10 above indicates and Table 12 below further details, nearly half of the externally-managed BDCs in the BDC Index – specifically, 15 of the 34 such BDCs other than Prospect – have adopted Lookback/Cap mechanisms that (1) link payment of income fees to various measures of BDC/BDC shareholder performance/returns, and (2) further limit payment of income fees based on such performance/returns.

175.   Table 12 below lists such BDCs and summarizes the operation of their respective Lookback/Cap mechanisms:

Table 12

BDCs with Lookback/Cap Mechanisms that Limit Income Fees

Company	LookBack Period	Measure of BDC Performance (Defined Term)	Measure of BDC Performance (substance)	Cap Operation
Golub Capital BDC	begins 4/1/2010	Cumulative Pre-Incentive Fee Net Income	Pre-Incentive Fee Net Investment Income + Net Realized/Unrealized Capital Gains	Incentive Fees cannot exceed 20% of BDC Performance Measure during Lookback Period
TCP Capital Corp.	begins 1/2013	Total Return	Pre-Incentive Fee Net Investment Income + Net Realized/Unrealized Capital Gains	Incentive Fees (1) only paid if BDC Performance Measure exceeds 8%, and (2) cannot exceed 20% of BDC Performance Measure, during Lookback Period
Goldman Sachs BDC	prior 3 years	Cumulative Net Return	Pre-Incentive Fee Net Investment Income + Net Realized/Unrealized Capital Gains	Income Fees cannot exceed 20% of BDC Performance Measure during Lookback Period
Capitala Finance	prior 3 years	no formal term	Pre-Incentive Fee Net Investment Income + Net Realized/Unrealized Capital Gains	Incentive Fees cannot exceed 20% of BDC Performance Measure during Lookback Period
	waiver, 2015-2016	Net Investment Income	Net Investment Income	Income Fees reduced to extent necessary for Net Investment Income to fully fund dividend distributions
Garrison Capital	prior 3 years	Cumulative Pre-Incentive Fee Net Return	Pre-Incentive Fee Net Investment Income + Net Realized/Unrealized Capital Gains	Incentive Fees cannot exceed 20% of BDC Performance Measure during Lookback Period
WhiteHorse Finance	prior 3 years	Cumulative Pre-Incentive Fee Net Return	Pre-Incentive Fee Net Investment Income + Net Realized/Unrealized Capital Gains	Incentive Fees cannot exceed 20% of BDC Performance Measure during Lookback Period

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Stellus Capital Investment Corp.	prior 3 years	Cumulative Net Increase in Net Assets Resulting from Operations	Pre-Incentive Fee Net Investment Income + Net Realized/Unrealized Capital Gains	Income Fees cannot exceed 20% of BDC Performance Measure during Lookback Period
	waiver, 2013-2014	Net Investment Income	Net Investment Income	Income Fees reduced to extent necessary for Net Investment Income to fully fund dividend distributions
CM Finance	prior 3 years	Cumulative Net Increase in Net Assets Resulting from Operations	Pre-Incentive Fee Net Investment Income + Net Realized/Unrealized Capital Gains	Income Fees cannot exceed 20% of BDC Performance Measure during Lookback Period
	waiver, 2014-2016	Net Investment Income	Net Investment Income	Income Fees reduced to extent necessary for Net Investment Income to fully fund dividend distributions
Alcentra Capital Corp	prior 3 years	Cumulative Net Increase in Net Assets Resulting from Operations	Pre-Incentive Fee Net Investment Income + Net Realized/Unrealized Capital Gains	Income Fees cannot exceed 20% of BDC Performance Measure during Lookback Period
	waiver, 2014-2016	Net Investment Income	Net Investment Income	Income Fees reduced to extent necessary for Net Investment Income to fully fund dividend distributions
FS Investment Corp.	prior 3 years	Cumulative Net Increase in Net Assets Resulting from Operations	Pre-Incentive Fee Net Investment Income + Net Realized/Unrealized Capital Gains + Base Management Fees	Income Fees cannot exceed 20% of BDC Performance Measure during Lookback Period
THL Credit	prior 3 years	Cumulative Net Increase in Net Assets Resulting from Operations	Pre-Incentive Fee Net Investment Income + Net Realized/Unrealized Capital Gains + Base Management Fees	Income Fees cannot exceed 20% of BDC Performance Measure during Lookback Period
Monroe Capital Corp	prior 3 years	Cumulative Net Increase in Net Assets Resulting from Operations	Pre-Incentive Fee Net Investment Income + Net Realized/Unrealized Capital Gains + Base Management Fees	Income Fees cannot exceed 20% of BDC Performance Measure during Lookback Period
Horizon Technology Finance Corp.	prior 3 years	Cumulative Pre-Incentive Fee Net Return	Pre-Incentive Fee Net Investment Income + Net Realized/Unrealized Capital Gains + Base Management Fees	Incentive Fees cannot exceed 20% of BDC Performance Measure during Lookback Period

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Gladstone Capital Corp.	every quarter	Net Investment Income	Net Investment Income	Income Fees reduced to extent necessary for Net Investment Income to fully fund dividend distributions
Blackrock Kelso Capital Corp.	1 year	Annualized Rate of Return	Dividend Distributions + Change in Net Asset Value	Income Fees only paid if BDC Performance Measure exceeds 7%

176.   Notwithstanding differences in terminology and definitions, the above BDCs employ three different kinds of Lookback/Cap mechanisms.

177.   **Reducing Income Fees to the Extent Necessary for BDC Net Investment Income to Fully Fund Dividend Distributions to BDC Shareholders**. First and most simply, five BDCs – Stellus Capital, Capital Finance, CM Finance, Alcentra Capital and Gladstone Capital – have capped income fees to the extent necessary to ensure that such BDCs' quarterly dividend distributions to shareholders are funded fully by BDC net investment income (and, hence, constitute true distributions of earnings, rather than return of principal).[18] In other words, income fees that would otherwise be payable to the investment adviser (*e.g.*, 20% of pre-incentive fee net investment income, subject to hurdle/catch-up structures) would *not* be paid if they caused BDC net investment income (post-incentive fee) to fall below the levels required to fund targeted shareholder dividends.

178.   Such a cap could have a material effect in reducing the income fees (and overall fees) that Prospect pays to PCM, insofar as Prospect's dividend distributions have often exceeded Prospect's net investment income (due, in part, to the excessive fees extracted by PCM and PCA).

179.   **Establishing a Minimum BDC Performance "Floor" in Order for *Any* Income Fees to be Paid**. Second, two BDCs – TCP Capital and Blackrock Kelso Capital – employ Lookback/Cap mechanisms that cap income fees by setting a minimum level of BDC

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[18]   The first four of these five BDCs – Stellus, Capitala, CM and Alcentra – also employ other Lookback/Cap mechanisms, as also detailed below.

performance (over a stated time period) in order for *any* income fees to be paid.   For example

and specifically, Blackrock Kelso requires that its "Annual Rate of Return" exceed 7% over the

prior 4 quarters in order for any income fees otherwise payable, while TCP Capital requires that

BDC "Total Returns" exceed 8% on an annualized basis since January 2013.   Notwithstanding

the differences in terminology used by these two BDCs to define such performance measures

(both formally and substantively), the performance measures are substantially identical not only

to each other, but to the performance measures used by BDCs employing the third and last

Lookback/Cap mechanism, as next detailed.[19]

180.   **Establishing a Maximum Income Fee "Ceiling" in Light of BDC**

Performance.   Third, and by far the most common, 13 of the 15 BCDs – *i.e.*, all except

Gladstone Capital (which uses only the first type of Lookback/Cap) and Blackrock Kelso (which

uses only the second type of Lookback Cap) – set an additional maximum cap on income fees by

mandating that they not exceed a certain share (invariably, 20%) of BDC performance/returns

over a certain period (usually, the prior 3 years).

181.   Although the terminology used by such BDCs to refer to the measure of

performance to which income fees are linked varies – *e.g.*, "Cumulative Pre-Incentive Fee Net

Return," "Cumulative Net Return," Total Return," "Annualized Rate of Return," and

"Cumulative Net Increase in Net Assets Resulting from Operations," – the performance measure

itself is substantively identical in all cases (with one below-discussed variation), and identical to

the measures employed by the two BDCs that adopted performance "floors" rather than (or in

addition to) fee "ceilings."

182.   Close examination of this performance measure – and, crucially, the manner in

which it *diverges* from the performance measure used in the first instance to determine income

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[19]   Specifically: (1) TCP's "pre-incentive fee net investment income" is *de facto* equivalent to Blackrock's dividend distributions to shareholders, as BDCs operate under regulations that require them to distribute substantially all of the former as the latter; and (2) TCP's net realized and unrealized capital gains and losses are the same as Blackrock's change in net asset value, as, given that all BDC income is effectively distributed to shareholders per (1) the only factor that causes changes in BDC net asset value are such realized/unrealized capital gains and losses.

fees – illuminates not only what it is, but how and when exactly it functions to further limit income fees.

183.   In the first instance, income fees are already based on a particular performance measure: specifically, pre-incentive fee net investment income, of which 20% is usually paid to the BDC investment manager (subject to Hurdle/Catch-up structures). The performance measure employed in Lookback/Cap mechanisms differs from such initial income fee measure in two ways.   First, the Lookback/Cap mechanisms' performance measure considers *cumulative* performance over an extended time period (usually the prior three years; but in two instances a longer or since-inception basis). Second, and most importantly, the Lookback/Cap mechanisms' performance measure considers, *in addition* to pre-incentive fee net investment income, net realized capital gains/losses and unrealized capital appreciation/depreciation.[20]

184.   The combination of these two performance dimensions – pre-incentive fee net investment income, and net realized/unrealized capital gains/losses – define BDC and BDC shareholder total returns. The former, pre-incentive fee net investment income, is distributed in effective entirety to BDC shareholders as dividends. The latter, changes in the value of BDC assets, drives valuation of, and changes of the value of, BDC shares. Together, these constitute BDC and BDC shareholder total returns.

185.   These two performance dimensions do not always run in parallel, and can frequently run in opposing directions. For example, and relevant here, a BDC can generate a high level of pre-incentive net investment income, while at the same time suffering significant diminution in net asset value due to net realized capital losses and/or net unrealized capital depreciation. For the BDC and BDC shareholders, such capital losses/depreciation, when set

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[20]   All BDC's employing such Lookback/Cap income fee "ceiling" mechanisms do this, but do so in two slightly different ways. *See* Table 12, *supra*. Most BDCs – nine of thirteen – do exactly this: defining the relevant performance measure as pre-incentive fee net investment income plus net realized/unrealized capital gains/losses. *Id*. The remaining four BDCs do the same thing but add, to the measure of BDC performance, the sum of base managements fees paid. *Id.* The divergence, therefore, is the manner in which base management fees are treated. The former method treats them as a BDC expense (which they are), while the latter method treats them as BDC income (which they were, before the BDC paid such income to the BDC investment adviser as a base management fee). The former method produces a lower ceiling against which income fees are capped; the latter method a higher ceiling – with the difference being the amount of base management fees paid.

against pre-incentive net investment income (or dividends), can reduce the positive valence of the latter (*e.g.*, $1.00 per share in income, offset by $0.50 per share in capital losses) or even transform total returns from positive to negative (*e.g.*, $1.00 per share in income, offset by $1.50 per share in capital losses).

186.   Where income fees are set in the first and last instance solely on the basis of the former dimension – pre-incentive fee net investment income – the BDC investment adviser receives income fees irrespective of (1) the latter performance dimension, and (2) total BDC and BDC shareholder returns. To the extent that capital losses or unrealized capital depreciation function to offset BDC income, or even drown BDC investment income in greater BDC investment losses, BDC performance suffers, BDC share valuations suffer, and BDC shareholders suffer – *but the BDC investment manager remains entirely untouched*, and collects its income fee in full.

187.   Lookback/Cap mechanisms that impose an income fee ceiling linked to performance measures that *combine* both dimensions of BDC and BDC shareholder returns guard against this scenario, and function to ensure alignment of interests – and returns – among BDC shareholders and BDC investment managers. Concretely, if capital losses and/or devaluation impair BDC and BDC shareholder returns, such Lookback/Cap mechanisms will also impair or eliminate BDC investment managers' receipt of income fees.

188.   Were Prospect to have operated with such a cap, the cap would have had a material effect in reducing the income fees (and overall fees) that Prospect paid – and pays – to PCM.

189.   During Prospect's three most-recent complete fiscal years (2015, 2014 and 2013), Prospect accumulated approximately $154.7 million in net realized and unrealized losses on investments. If set against Prospect's aggregate pre-incentive fee net investment income during the same period (*i.e.*, $1.306 billion) by a Lookback/Cap mechanism, the Lookback/Cap mechanism would require that Prospect's aggregate income fees over this period, which in actual fact constituted exactly 20% of such aggregate pre-incentive fee net investment income during

the same period, would instead be capped at 20% of $1.151.4 billion (*i.e.*, the $1.306 billion of cumulative pre-incentive fee net investment income offset by $154.7 million of capital losses). Such cap would thus have limited the cumulative 2013-2015 income fees payable to PCM to no more than $230.3 million (*i.e.*, 20% of $1.151.4 billion) – or $31.9 million less than the $261.2 million that Prospect, operating without any such cap, actually paid over such period.

190.   Such cap, therefore, would have reduced Prospect's income fee bill by approximately $10.6 million per year between 2013 and 2015, and cut Prospect's effective income fee rate from 20% to 17.6%.


c)   Excluding PIK Income from Income on which Income Fees Are Paid


191.   Many BDCs make debt investments in which interest is paid partly or wholly "in kind," rather than in actual cash. For example, where a BDC loans $1 million to a private company at an annual interest rate of 10% interest, payable in-kind rather than in cash, at the end of the first year the BDC would not receive $100,000 in cash as interest, but rather would receive, in effect, a $100,000 *IOU*, such that: (1) $100,000 would be added to the initial principal balance of the loan, making the $1 million initially owed to the BDC rise to $1.1 million; and (2) the BDC would "accrue" $100,000 of "non-cash" income that, while recognizable as income, was not actually paid to it in cash.

192.   Debt with such payment-in-kind features – usually abbreviated and termed "PIK" – ultimately requires payment or repayment in cash, but operates to defer such cash payment/repayment. So long as cash is not paid, and PIK income is recognized as income via non-cash accrual (*e.g.*, capitalized to increase the principal balance of the loan), the creditor still remains at risk of ultimate nonpayment. To continue the above example, if, after five years in which (1) the BDC would have recognized $500,000 in non-cash PIK income, and (2) the amount owed to the BDC would have swelled from $1 million to $1.5 million, the borrower ultimately defaulted, the BDC would not only suffer a $1 million principal loss, but would have

to reverse its prior accruals of $500,000 in non-cash income, and take an additional $500,000 write-down and loss.

193.   Many BDCs, including Prospect, include PIK income in pre-incentive fee net investment income, and consequently pay income fees based on non-cash receipt of such PIK income. This practice presents BDCs, and BDC shareholders, with twin burdens. First, the BDC pays cash incentive fees to the investment manager on PIK income that the BDC has not actually received in cash, with the result that such incentive fees must be funded from BDC assets rather than from the BDC's cash income. Second, the BDC pays cash incentive fees to the investment manager on PIK income that the BDC *may never* actually receive in cash, with the result that such incentive fees may result in effective *overpayment* where and to the extent that PIK income never actually materializes in cash form.

194.   As a result, in such BDCs, the interests of BDC investment advisers diverge from those of BDC shareholders with respect to PIK investments and income. Because investment managers of such BDCs receive up-front, cash incentive fees on PIK income, PIK income – from the investment adviser's view – is indistinguishable from cash income. Indeed, from the investment adviser's view, PIK income can even be preferable, as it is much easier to generate than actual cash income – any borrower can issue unlimited IOUs, but borrowers' abilities to pay cash interest are more limited. However, from the point of view of BDC shareholders, PIK income is quite different from cash income, insofar as it depletes BDC cash while leaving the BDC and BDC shareholders at risk of ultimate nonpayment.

195.   To avoid such inequities and burdens, and to align the interests of BDC investment advisers and BDC shareholders, many BDCs do not pay income fees on PIK income. Specifically, as Table 10 above reveals, at least seven externally-managed BDCs in the BDC Index – including Apollo Investment, THL Credit, Garrison Capital, Whitehorse Finance, Stellus Capital, CM Finance, and Alcentra Capital – *exclude* PIK income from the pre-incentive fee net investment income on which income fees are based. (However, when and to the extent accrued

PIK income is actually paid in cash, income fees are then paid on such actual cash as is received).

196.   Table 13 below shows the impact that excluding PIK income from income fees would have on Prospect's income fees and effective fee rates. As Table 13 demonstrates, were Prospect to have excluded its 2015 PIK income of $29.3 million from income fee obligations, Prospect's income fees would have been reduced by $5.9 million, and Prospect's effective income fee rate would have dropped from 20% to 18.7%.

Table 13
Prospect's Excessive Income Fees
Resulting from Income Fees Paid on PIK Income

	2015	2014	2013
Prospect PIK Income	$ 29,277,000	$ 15,145,000	$ 10,947,000
Prospect Pre-Incentive Fee Net Investment Income	$ 453,434,000	$ 446,529,000	$ 406,155,000
PIK Income as % of Pre-Incentive Fee Net Investment Income	6.46%	3.39%	2.70%
Income Fee Actually Paid by Prospect	$ 90,687,000	$ 89,306,000	$ 81,231,000
Income Fee Payable Were Prospect's PIK Income Excluded	$ 84,831,587	$ 86,276,993	$ 79,041,600
Difference -- Excessive Income Fee Payments on PIK Income	**$ 5,855,413**	**$ 3,029,007**	**$ 2,189,400**
Effective Income Fee Rate were PIK Income Excluded	18.71%	19.32%	19.46%

d)   Hurdle/Catch-Up Structures

197.   As Table 10 above details, almost all externally-managed BDCs, including Prospect, employ similar Hurdle/Catch-Up structures to channel, and in certain cases limit, payment of incentive fees.

198.   Such structures stratify pre-incentive fee net investment income into three different levels (respectively: below the Hurdle; between Hurdle and Catch-Up; and above Catch-Up) and apply differing income fee rates to each level (respectively, 0%, 100% and 20%), such that:

    a.   *no* income fee is payable when income returns (*i.e.*, pre-incentive fee net investment income, stated as a percentage of net assets) fall below a minimum level (*e.g.*, 2% quarterly, or 8% annually) – the "Hurdle";

    b.   *all* BDC income received above the Hurdle but below 125% of the Hurdle (*e.g.*, 2.5% quarterly or 10% annually) – the "Catch-Up" – is paid to the investment manager, in order to allow its income fees (which heretofore had been paid at an effective rate of 0%) to quickly catch up to the stated 20% rate as income exceeds the Hurdle; and

    c.   for all BDC income that exceeds the Catch-Up (by which point, the BDC investment manager has been paid a 20% income fee), a 20% income fee rate is thereafter applied.[21]

199.   In essence, the intent and result of such Hurdle/Catch-Up structures is to allow investment managers to be paid at or near to "headline" stated income fee rates (*i.e.*, 20%) when BDC income is relatively high, but to lower and/or eliminate income fee payments when BDC income low.

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[21]   There are very infrequent and limited alterations to such structures. As Table 10 shows, two BDCs employ a Hurdle but not a Catch-Up, and four BDCs slightly modify the normal Hurdle/Catch-Up structure by making the catch-up process a slower one – i.e., by placing the Catch-Up at a farther distance from the Hurdle (166.7% of the Hurdle, rather than the normal 125%) and by employing a lower income fee rate for BDC income between the Hurdle and the Catch-Up (50%, rather than the normal 100%).

200.   Prospect's Hurdle and Catch-Up levels – respectively, 7.0% and 8.75% on an annualized basis (or 1.75% and 2.1875 on a quarterly basis) – are, as Table 10 indicates, slightly lower than average.[22]

201.   However, Prospect's lower-than-average Hurdle does not appear to have caused Prospect, at least in recent years, to have paid any excessive fees. Even were Prospect to have raised its Hurdle from 1.75% to 2.00% (on a quarterly basis), such change would not have had any effect on the income fees or effective income fee rates that Prospect paid, as Prospect's pre-incentive fee net investment income was sufficiently high at all times (since 2013) to exceed not only a 1.75% Hurdle (and its attendant 2.1875% Catch-Up), but also a 2.00% Hurdle (and attendant 2.5% Catch-Up). Consequently, no matter whether the Hurdle was set at 1.75% or 2.00%, Prospect would have paid the same income fees at the same, maximum rate of 20%.

4.   Administrative Fees

202.   As set forth in Table 1 *supra*, the administrative fees paid by Prospect to PCA have experienced sharp increases, from below $1 million per year (2004 through 2007), to $2-$3 million per year (2008 through 2010), to $4-$9 million per year (2012-2012), to $14.4 million in fiscal 2014 and $21.9 million in fiscal 2015.

203.   On the one hand, the administrative services for which such fees are paid, as set forth in Section V.B *supra*, are partially related to, and increase with, the amount of gross assets under BDC management (*e.g.*, the larger the BDC, the more administrative costs required). On the other hand, such services and their attendant costs benefit from economies of scale, with high levels of "start-up" costs required to provide initial administrative services yielding, as BDCs grow, to lower cost levels for providing further administrative services (*e.g.*, as extant staff and facilities already suffice to provide such further services). As a result, the *per-unit cost* of

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[22]   Distribution is not normal but rather bar-belled: basically, half the BDCs operate with lower hurdles (1.75%), half with higher hurdles (2.00%). Specifically, only two BDCs operate with lower Hurdles than Prospect (1.5%), while 14 BDCs feature identical Hurdles (1.75%), and 16 BDCs feature higher Hurdles (1 at 1.875%, 15 at 2.00%).

administrative services generally should, and generally does, decline as a BDC's gross assets rise.

204.   Prospect's administrative fees for 2015 (Prospect's most-recently completed fiscal year) violate this rule, and are excessive.

205.   In prior years, on a per-unit basis, Prospect's 2013 administrative fees (amounting to 0.20% of gross assets) and 2014 administrative fees (amounting to 0.22% of gross assets), were provided at cost levels slightly *below* the average levels among externally-managed BDCs in the BDC Index (0.24% on average during 2013, 2014 and 2015). For 2015, however, the per-unit cost of Prospect's administrative fees jumped by nearly 50%, to reach 0.32% of gross assets. This cost level is not only unsupported by economy of scale logic, but significantly exceeds the BDC average.

206.   Were Prospect to pay administrative fees at the average per-unit cost level among externally-managed BDCs (*i.e.*, 0.24%), its administrative fees for 2015 would have been $16.6 million, rather than the $21.9 million that Prospect actually paid. The $5.3 million difference is the measure of Prospect's excessive administrative fees.

VII.   EACH OF THE REMAINING *GARTENBERG* FACTORS PROVIDES CONFIRMING AND/OR FURTHER INDICATION OF DEFENDANTS' EXCESSIVE FEES

207.   As set forth in detail below, consideration of each of the remaining five *Gartenberg* factors – namely: (1) economies of scale in the provision of advisory services; (2) the nature and quality of the services provided; (3) the adviser's profitability from providing investment advisory services; (4) further "fall-out benefits" accruing to the adviser or its affiliates as a result of the adviser's relationship with the investment company; and (5) the care and conscientiousness of the investment company's Board in considering, evaluating and/or approving investment advisory and other fees – confirms the excessive fees indicated by the foregoing fee comparisons, and provide additional and further indication that Prospect's fees were and are excessive.

A.   **Economies of Scale**

208.   As investment companies experience substantial asset growth (for example, gross assets rising from $100 million to $2 billion, or from $1 billion to $5 billion), they generate, for service providers such as investment advisers and administrators, economies of scale in providing such services.   Section VII.A.1 below provides a more detailed explanation of such economies of scale and how, when and why they are generated.   Congress's explicit intent in amending the ICA in 1970 to add Section 36(b) was, *inter alia* (1) to prevent extraction of excessive fees produced when investment advisers *monopolized* such economy of scale benefits, by (2) having investment advisers *share* such benefits with the investment companies that produced them – principally, by reducing advisory fee rates. *See* Section VII.A.1, *infra*.

209.   Here specifically, Prospect's substantial asset growth has generated economies of scale for Defendants in providing Prospect with requisite investment advisory and administrative services (as detailed in Section VII.A.2, *infra*), but Defendants have monopolized such benefits for themselves rather than sharing them with Prospect (*see* Section VII.A.3, *infra*). As a result of Defendants' monopolization of such benefits, Defendants' fees are now, more than ever before, grossly disproportionate to the investment advisory services provided.   Concretely, the economy of scale benefits generated by Prospect and monopolized by Defendants indicate currently excessive fees of $98.9 million (*see* Section VII.A.3, *infra*) – which further confirms the similar results obtained through fee comparison.

1.   **General Allegations: Economies of Scale, Their Role in Excessive Fees, and the Use of Breakpoints to Address these Matters**

210.   Economies of scale in the provision of advisory services arise from the fact that as assets under management ("AUM") increase, the marginal cost of providing advisory services for such AUM decreases.   In other words, the work required to advise and/or administer an investment company does not increase proportionately with AUM.

211.   For example, while initial and fixed operating costs for provision of investment advisory services can be substantial (*e.g.*, salaries for research, trading and portfolio management

personnel sufficient to manage an entire portfolio; offices to house them; procurement of systems and information necessary to conduct research and manage the portfolio), the variable costs for provision of further investment advisory services for further AUM are much smaller (as they often can be provided on the basis of extant offices, equipment, overhead and personnel).

212.   For these reasons, and put simply, it does not cost an investment advisor ten times as much to render services to a $2 billion investment company as a $200 million investment company. Indeed, this can be and is proved below with respect to PCM and Prospect. *See* Section VII.A.2, *infra*.

213.   The existence of such economies of scale has been confirmed by the SEC and the Governmental Accounting Office (the "GAO"), both of whom conducted in-depth studies of investment adviser fees and concluded that economies of scale exist in the provision of investment advisory services. *See SEC Division of Investment Management Report: Report on Mutual Fund Fees and Expenses* (Dec. 2000) ("SEC Report"), at 30-31; GAO, *Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials, and the Ranking Member, Committee on Commerce, House of Representatives* (2000) ("GAO Report"), at 9. These findings have been further confirmed by academic research, which also describes the existence of significant economies of scale that are not passed on to investment company shareholders. *See e.g.* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. Corp. L. 610 (2001).

214.   Indeed, the legislative history of Section 36(b) recognizes that an investment advisor's failure to pass on economies of scale is a principal cause of excessive fees:

> It is noted . . . that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency on the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.

See Senate Report, at 4901-02.

215.   However, while economies of scale are generated by (and therefore belong to) the investment company itself, investment advisors can and often do monopolize the benefits of such economies of scale by maintaining their initial and high investment advisory fee rates – charged on, and as a percentage of, investment company assets – even as the asset base grows substantially.   Fees so charged become increasingly untethered to the costs of providing investment advisory services, and thereby become excessive.

216.   To address the matter, share economy of scale benefits, and avoid taking excessive fees, investment advisers have adopted various mechanisms to reduce their fee rates as AUM increase.

217.   For example, most mutual funds – and some BDCs (including Medley Capital and Alcentra Capital) – employ a declining fee rate structure that includes a schedule of AUM "breakpoints" (*e.g.*, $500 million, $1 billion, $5 billion, etc.) at which investment advisory fee rates on AUM above such breakpoints decrease.   For example, per the above breakpoint schedule: an initial and highest rate (*e.g.*, 1.50%) could be applied on all assets up to $500 million; another, lower rate could be applied on assets between $500 million and $1 billion (*e.g.*, 1.25%); and a third rate, lower still on assets between $1 billion and $5 billion (*e.g.*, 1.00%). Such breakpoint-adjusted fee schedules reflect (but do not mirror) the cost efficiencies and economies of scale in the management of investment company portfolios as AUM grow. Adoption of breakpoints can allow investment advisors to comply with the above-stated Congressional intent that investment advisors "reduce their effective charges as the fund grows in size."

218.   More simply – and, in the BDC industry, more frequently – BDC base management fee rates can be reduced as BDC size increases.   For example, and as detailed in Section VII.A.3 *infra*, many of the largest BDCs – specifically, those with gross assets exceeding $1 billion – have recently negotiated reduced base management fee rates.

2. Prospect's Asset Growth Generated Significant Economies of Scale with Respect to Defendants' Provision of Services

219.   Since its 2004 inception, Prospect's gross assets have grown from approximately $100 million to, by the end of fiscal 2015, nearly $7 billion. Almost all of such growth (specifically, 92%) occurred subsequent to fiscal 2009, as Prospect gross assets increased more than ten-fold from $667 million (at the end fiscal 2009) to $6.798 *billion*.

220.   As a general matter, this asset range – *i.e.*, where AUM increase from hundreds of millions of dollars to *billions* of dollars – is exactly where significant economies of scale in the provision of advisory services begin to be generated.

221.   As a specific matter, extensive, particularized and concrete facts – presented in Tables 14a-c on the following pages – indicate that PCM enjoyed significant economies of scale in providing the Prospect with advisory services over the course of this period.

   a. Table 14a below sets forth basic facts relevant to economy of scale analysis, including Prospect's gross assets and PCM's fees (annually, from 2005-2015), the number of PCM employees and the number of different investments held in Prospect's portfolio (annually, from 2009-2015).

   b. Table 14b below analyzes how each of the above-mentioned facts (*i.e.*, Prospect gross assets, Prospect investment positions, PCM fees and PCM employees) has *changed* between 2009 and 2015, on both an annual and cumulative basis.

   c. Table 14c below sets forth further analyses of such facts – *e.g.*, for each year between 2009 and 2015, PCM base and total fees per PCM employee, the average dollar amount of each different Prospect investment position, and the average amount of Prospect gross assets managed by each PCM employee, and the aggregate increases in each such measure over the entire 2009-2015 period.

Table 14a
Economies of Scale 1:
Prospect Gross Assets, Prospect Investments, PCM Fees and Employees

	Prospect Gross Assets	PCM Base Fees	Total PCM Fees	PCM Employees	Prospect Investments
2015	$6,798,054,000	$134,590,000	$225,277,000	107	130
2014	$6,477,269,000	$108,990,000	$198,296,000	105	134
2013	$4,448,217,000	$69,800,000	$151,031,000	97	130
2012	$2,255,254,000	$35,836,000	$82,597,000	70	106
2011	$1,549,317,000	$22,946,000	$46,501,000	47	75
2010	$832,695,000	$13,929,000	$30,727,000	37	58
2009	$667,025,000	$11,915,000	$26,705,000	32	55
2008	$541,778,000	$8,921,000	$20,199,000	no data	no data
2007	$376,502,000	$5,445,000	$11,226,000	no data	no data
2006	$138,480,000	$2,100,000	$3,900,000	no data	no data
2005	$103,909,000	$1,800,000	$1,800,000	no data	no data
2004	$0	$0	$0	no data	no data

Table 14b
Economies of Scale 2:
Annual/Cumulative Changes (2009-2015) in Prospect Assets and Investments, PCM Fees and PCM Employees

	Annual Increase in Prospect Gross Assets	Annual Increase in PCM Base Fees	Annual Increase in PCM Employees	Annual Increase in Number of Prospect Investments
2015	4.95%	23.49%	1.90%	-2.99%
2014	45.61%	56.15%	8.25%	3.08%
2013	97.24%	94.78%	38.57%	22.64%
2012	45.56%	56.18%	48.94%	41.33%
2011	86.06%	64.74%	27.03%	29.31%
2010	24.84%	16.90%	15.63%	5.45%
2009	23.12%	33.56%	no data	no data
pre-2009	n/a	n/a	no data	no data
Aggregate Increase: 2009-2015	919.16%	1029.58%	234.38%	136.36%

81

Table 14c
Economies of Scale 3:
Prospect/PCM Economy of Scale Detail

	Prospect Gross Assets per PCM Employee	Average size of Prospect Investment	PCM Base Fees per PCM Employee	PCM Total Fees per PCM Employee
2015	$63,533,215	$52,292,723	$1,257,850	$2,105,393
2014	$61,688,276	$48,337,828	$1,038,000	$1,888,533
2013	$45,857,907	$34,217,054	$719,588	$1,557,021
2012	$32,217,914	$21,275,981	$511,943	$1,179,957
2011	$32,964,191	$20,657,560	$488,213	$989,383
2010	$22,505,270	$14,356,810	$376,459	$830,459
2009	$20,844,531	$12,127,727	$372,344	$834,531
pre-2009	no data	n/a	no data	no data
Aggregate Increase: 2009-2015	204.80%	331.18%	237.82%	152.28%

222.   The fundamental finding of the above – evident from Tables 15a-b, and further illuminated by Table 14c – is that PCM base management fees (which each year constituted 2% of Prospect's gross assets) grew at a far faster rate than did (a) the number of different investment positions in Prospect's portfolio; or (b) the number of persons employed by PCM.

223.   Specifically, Tables 14a-b show that:

a.   even as PCM experienced eleven-fold growth in base management fees, which between 2009 and 2015 rose from $11.9 million to $134.5 million (an increase of 1030%) – directly linked to the equivalent and underlying growth in Prospect gross assets, which between 2009 and 2015 rose from $667 million to $6.798 billion (an increase of 919%);

b.   the number of discrete investments managed by PCM in Prospect's portfolio grew at only one-eighth the rate of PCM's fee growth, rising from 55 different investments in 2009 to 130 different investments in 2015 (an increase of 136%);

c. the number of persons employed by PCM in order to provide investment advisory services to Prospect (PCM's sole customer) likewise grew far more slowly that PCM's fees, rising from 32 employees in 2009 to 107 in 2015 (an increase of 234%).

224.   In sum, in 2015 as compared with 2009, PCM managed slightly more than twice the number of investments for Prospect (130 versus 55), required slightly more than three times the number of personnel to do so (107 versus 32), but extracted base management fees more than eleven times greater ($134.6 million versus $11.9 million).

225.   Focusing on these matters one at a time better illuminates their collective import: namely, that increases in PCM's fees far outstripped increases in PCM's *work* (*i.e.*, the investment advisory services PCM provided to Prospect) and in PCM's *expenses* (*i.e.*, the costs incurred by PCM to provide such services to Prospect).

226.   First, the number of investment positions in Prospect's portfolio is a concrete proxy for the amount of investment advisory work that PCM was required to perform for Prospect – *i.e.*, the amount of investment advisory services delivered. Each distinct investment position requires its own, distinct investment analysis and monitoring, and, consequently, is the fundamental unit for measurement of the investment advisory services performed, required and/or delivered by PCM. Importantly and by contrast, the amount invested in a given position does *not* alter the amount of investment advisory work required or delivered: an investment of $10 million in a given company requires the same amount of work as an investment of $50 million or $100 million in the same company.

227.   In Prospect's case, as Table 14c illuminates, the disjuncture between the immense growth in Prospect's gross assets (which increased more than ten-fold, from below $700 million to nearly $6.8 billion) and the modest growth in the number of Prospect's investment positions (which increased less than three-fold, from 55 to 130 different investments), is bridged and

resolved by the fact that Prospect's average investment size more-than-quadrupled – rising from $12.1 million per investment in 2009 to $52.3 million in 2015.

228.   However, the fact that Prospect was investing more than $50 million "per pop" in 2015, as opposed to $12 million in 2009, does *not* indicate that PCM was performing four times as much work on each investment in 2015 as in 2009. To the contrary, Prospect has employed consistent investment selection processes and methodology throughout this period, and the amount of work performed per investment remains substantially similar irrespective of changes in the amount of funds invested.

229.   Consequently, the primary factor driving the amount of work performed, and the best indicator of such amount, is the number of different investments made and managed by the investment adviser for the investment company. Here, that number increased modestly, from 55 investments in 2009 to 130 in 2015. This would suggest that PCM had to provide approximately 2.5 times the amount of advisory services to Prospect in 2015 as it did in 2009 – which, in turn, would suggest that PCM would be justified in charging 2.5 times the amount of fees in 2015 as it did in 2009.

230.   However, Prospect's 2015 base management fees were more than eleven times greater in 2015 than in 2009. This is because such fees were based on and linked to Prospect's gross asset value – whose equally-sharp eleven-fold rise was primarily driven by increases in investment *size* (more than 4.3 times greater in 2015 than in 2009) rather than by increases in the number of different investments (only 2.4 times greater in 2015 than in 2009). In other words, by managing 2.4 times the number of investments in 2015 as in 2009, *while investing 4.3 times more per investment*, PCM managed to increase gross assets and its basement management fees eleven-fold.

231.   Second, the number of PCM employees is a concrete proxy for PCM's costs – marginal, variable and overall – to perform its work: *i.e.*, to provide its sole client, Prospect, with investment advisory services. Employee compensation constitutes the lion's share of PCM's marginal and/or variable costs, as most remaining costs are largely fixed (office space

and related overhead). Moreover, it appears here that Prospect's fixed costs have indeed remained largely constant in recent years, as Prospect appears to have operated out of the same offices (the 42nd and 44th floors of 10 East 40th Street) throughout. Consequently, PCM's additional employee compensation costs during such recent periods appear to constitute the lion's share of its cost changes.

232.   PCM's headcount increased by 3.3 times between 2009 and 2015, rising from 32 107 persons. This suggests a 3.3-fold increase in employee compensation costs – and, as fixed costs remained largely fixed, a slightly *lower* increase in PCM's larger overall costs (including rent, equipment, etc.).

233.   Notably, PCM's cost increases, so measured, closely track PCM's work/service increases (which, per above, increased by 2.4 times between 2009 and 2011) – further confirming the integrity and accuracy of both measures. However, they do *not* track, and fall far short of, the eleven-fold increase in Prospect's gross assets and PCM's base management fees.

234.   As Table 14c illuminates, the disjuncture between the immense growth in Prospect's gross assets (which increased more than ten-fold, from below $700 million to nearly $6.8 billion) and the modest growth in the number of PCM employees required to manage those assets (whose numbers increased slightly more than three-fold, from 32 to 107) is bridged and resolved by the fact that the amount of Prospect assets managed on average by each PCM employee more-than-tripled – rising from $20.8 million of Prospect gross assets per PCM employee in 2009 to $63.5 million in 2015.

235.   Relatedly, the above-detailed capacity of PCM employees to manage more than three times the amount of Prospect assets in 2015 than in 2009 is tied, in part, to the above-detailed facts that: (1) the *size* of each of Prospect's investments has been increasing over this period, while (2) the investment advisory work required for each such investment, notwithstanding its size, remains relatively constant.

236.   The above-detailed disparities between, on the one hand, the 2009-2015 changes in the amounts of work PCM performed and the costs PCM incurred, and, on the other hand, the

2009-2015 changes in the amounts of fees PCM extracted, constitute *prima facie* indication of the existence and extent of the economies of scale operative here. Although PCM's services provided and the costs PCM incurred to provide such services increased less than three-fold, Prospect's gross assets increased more than eleven-fold (as did PCM's base management fees).

237.   Put most directly, although Prospect's gross assets grew eleven-fold from 2009 to 2015, the above-detailed facts demonstrate that PCM was not required to provide an eleven-fold increase in investment advisory services or incur an eleven-fold increase in costs.   To the contrary, PCM was able to manage such gross asset increases through far more modest, approximately three-fold increases in the amounts of services performed and costs incurred in providing such services.

238.   In other words, as Prospect's gross assets grew sharply from 2009 to 2015, PCM experienced economies of scale in providing Prospect with investment advisory services.

239.   Table 14b above illustrates the economies of scale generated in aggregate over this period, as well as for each particular year within it. Each year as well as overall, the increase in Prospect's gross assets (*e.g.*, 45.6% in 2014) outpaced the increases in the number of investments managed by PCM (3.1% in 2014) and in the number of persons employed by PCM to manage such investments (8.2% in 2014). As the above example and Table 14b indicate, the disparity between these rates of increase was frequently sharp and substantial.

240.   As striking as such disparities are when viewed over the long haul (*e.g.*, 2009 to 2015), they are even more striking over more recent periods (*e.g.*, 2013 to 2015).

241.   For example, between 2013 and 2015, although Prospect gross assets grew by 53% (from $4.5 billion to $6.8 billion), the number of different investment positions held by Prospect and managed by PCM *did not change at all* (130 different positions in each of 2013 and 2015), while the number of PCM employees increased by only 10% (from 97 in 2013 to 107 in 2015). In other words, over the three year period between 2013 and 2015, PCM was able to accommodate a 50%, $2.3 billion increase in the amount of gross assets it managed for Prospect, *while experiencing little or no increase in work performed or costs incurred.* Again, this is

prima facie indication of the existence and extent of the economies of scale generated by Prospect's asset growth.

242.   And, as Table 14c indicates, underlying such economies of scale were the related facts that:

a. the average size of each Prospect investment grew substantially, more than quadrupling from $12.1 million to $52.3 million, with an equivalent quadrupling effect on gross assets (and base management fees) but no effect at all on the work or expenses required of PCM;

b. the average amount of Prospect assets managed per PCM employee more than tripled, from $20.8 million to $63.5 million – again, with an equivalent tripling effect on gross assets (and base management fees) but no effect at all on the work or expenses required of PCM.

243.   Given that the amount of work required of PCM did not meaningfully change over this period (as the number of Prospect investments remained constant), and that PCM's costs rose by 10% at most, reason would indicate that the fees charged by PCM for such services would rise only modestly, if at all.   Instead, PCM's base management fees, unreasonably, doubled.

3.   PCM Extracted Excessive Fees by Failing to Share *Any* Benefits of the Economies of Scale Generated by Prospect's Asset Growth

244.   Notwithstanding the above indications that neither the investment advisory services provided by PCM nor PCM's costs to provide such services grew at rates anywhere approaching that of the Prospect's gross assets, PCM's base management fees (and overall fees) increased in direct relation to PCM's gross assets – and, consequently, became increasingly unmoored from the services PCM actually provided or the costs incurred by PCM to provide such services.

245.   For example and as detailed above, during the 2009-2015 period, when PCM's work and costs increased by less than threefold, PCM's base management fees increased more

than eleven-fold (and PCM's overall fees more than eight-fold), closely tracking the eleven-fold increase in Prospect gross assets. Similarly and as also detailed above, during the more recent 2013-2015 period, when PCM's work and costs experienced negligible increases, PCM's base management fees nearly doubled (and PCM's overall fees rose by 50%), closely tracking the 50%, $2.3 billion increase in Prospect's gross assets.

246.   The reasons that PCM's fees track Prospect gross assets, rather than PCM's work or costs, are straightforward and simple – and a direct consequence of the manner in which fees are assessed and calculated under the IAA:

a. First, PCM's operative advisory fee rates have remained *constant and unchanged* throughout the 2009-2015 period – and indeed, throughout Prospect's entire existence as publicly-traded BDC extending back to 2004 (rather than, for example, being reduced so as to share with Prospect the benefits of the economies of scale provided by Prospect's dramatic gross asset growth). In other words, PCM charges exactly the same "2 and 20" now as it did in 2004, at Prospect's birth: a base management fee assessed at an annual rate of 2% against Prospect's gross assets, which in recent years has generated more than 50% of PCM's total fees; and an income fee assessed at an annual rate of 20% of Prospect pre-incentive fee net investment income.

b. Second PCM's operative advisory fee rates have operated without provision of any fee/rate breakpoints whatsoever, so that base management fees are applied as a constant 2.00% annual rate levied against *all* Prospect assets (*i.e.*, Prospect's first dollar as well as Prospect's six-billionth dollar) – rather than, for example, applying reduced rates to higher ranges of AUM (*e.g.*, 2.00% on the first $1 billion in AUM, 1.5% on the next $4 billion AUM, and 1.00% on all AUM above $5 billion) so as to share with Prospect the benefits of the economies of scale provided by Prospect's sheer size.

247.   Such fee structure has allowed PCM to monopolize for itself the economy of scale benefits generated by the growth in amount of Prospect's gross assets.

248.   Specifically:

    a. The economies of scale, as set forth above, arise from and are measured by the fact that as Prospect gross assets grew sharply (*e.g.*, eleven-fold between 2009 and 2015), the work required of PCM to manage such assets and the costs required to perform such work grew far more slowly (*e.g.*, only three-fold).

    b. The *benefits* of such economies of scale lie in the possibility they open for a reduction in fee rates, as a result of and to reflect the efficiencies realized by PCM in delivering investment advisory services to Prospect (*e.g.*, to reflect that fact that PCM could manage eleven times the assets at an expenditure of only three times the work/cost);

    c. The *measure* of such benefits is the gap opened between (1) the higher advisory fees payable at the initial/original fee rates tied to gross assets (*i.e.*, base management fees paid at 2% annual rate against gross assets, resulting in eleven-fold fee increase upon eleven-fold asset increase); and (2) the lower advisory fees payable at rates that reflect PCM's actual increases in services provided or costs incurred (*i.e.*, base management fees paid at whatever rate that, when applied to gross assets, yielded a fee increase commensurate with PCM's three-fold increases in investment advisory work/expenses).

    d. The measure to which such benefits are monopolized by the investment adviser, or shared with the investment company, is the point within this "gap" where compromise, if any, is reached so as to reduce fee rates and/or fees payable.

249.   Here, as the above-detailed facts and Tables 14a-c indicate, the economies of scale have been tremendous.   Specifically, the measure of such benefits is the difference between:

    a. the fees payable to PCM at original rates based on and tied to gross assets (*i.e.*, $134.6 million in 2015 base management fees, constituting an eleven-fold increase in 2009 fees of $11.9 million, based upon the eleven-fold increase in gross assets during such period); and

    b. the fees payable to PCM at a reduced rate on gross assets meant to tie such fees to actual increases in services delivered and/or costs incurred (*i.e.*, $35.7 million in 2015 base management fees, reflecting a three-fold increase over 2009 fees of $11.9 million based upon a three-fold increase in services delivered and expenses incurred, and implying a rate of approximately 0.53% on gross assets); namely

    c. $98.9 million.

250.   PCM, however, has monopolized in entirety such economy of scale benefits. In effect, of the $134.6 million in base management fees paid to PCM in 2015, only $35.7 million reflect PCM's actual increase in services provided and expenses incurred, while the remaining $98.9 million constitute monopolized economy-of-scale benefits.

251.   Under such economy of scale analysis, such $98.9 million of monopolized economy-of-scale benefits are the measure of PCM's excessive fees. This figure is very similar to the determination of PCM's excessive fees yielded by comparison to internally-managed BDCs ($102.6 million), and also similar to the determination of PCM's excessive fees yielded by comparison to externally-managed BDCs ($54.4 million). The latter similarity is substantially greater than it appears on the surface, given the above-detailed bias in the latter comparison (*see* ¶ 123, *supra*) that operates to understate excessive fees.

252.   To emphasize, PCM's eleven-fold increase in base management fees between 2009 and 2015 was not the result of PCM providing eleven times as much advisory services in 2015 as in 2009, or that PCM's costs to provide such services were eleven times greater in 2015 than in 2009. To the contrary, and as detailed immediately above in Section VII.A.2, *supra*, neither the amount nor the cost of PCM's advisory services to Prospect grew more than four-fold

during the same period, let alone at the rate of the Prospect's gross assets (or PCM's base management fees). The increase in PCM's base management fees during this period was not a function of any similar increase in services (or costs), but merely an artifact of PCM's operative fee rates under the IAA, which remained (a) exactly the same each year between 2004 and 2015, and (b) unreduced by any breakpoints. That the growth in fees extracted far outstripped any growth in services provided (or the cost to provide such services) indicates both that the growth in Prospect's assets generated significant economies of scale for PCM, and that PCM monopolized, rather than shared, the benefits flowing from such economies.

253.   Other BDCs, however, have negotiated agreements with their investment advisers allowing them to share economy of scale benefits.

254.   For example, at least two BDCs, including Medley Capital and Alcentra Capital, have negotiated to secure inclusion of breakpoint schedules in their base management fee rates. Medley Capital, for example: (1) pays its initial/original 1.75% base management fee rate (already lower than Prospect's 2.00% rate) only against Medley's first $1 billion of gross assets; and (2) thereafter, pays a reduced 1.50% rate on all gross assets above $1 billion.

255.   Likewise, many of the largest BDCs (other than Prospect) have recently acted to negotiate reductions in base management fees. For example, of the 13 externally-managed BDCs other than Prospect with gross assets exceeding $1 billion in 2014, four – FS Investment, Fifth Street Finance, Medley Capital and Blackrock Kelso – recently secured reductions in base management fee rates. Moreover, five of the remaining nine large BDCs have base management fee rates that, even though not recently reduced, anyway remain below Prospect's rates (specifically, Ares Capital, New Mountain Finance, Golub Capital, TPG Specialty Lending, and TCP Capital). Consequently, only four such BDCs pay base management fee rates that equal Prospect's, and no BDCs pay rates that exceed Prospect's.

B. **Defendants' Profitability from Servicing Prospect**

256.   PCM is a private-held company, controlled and at-least 75%-owned by Mr. Barry. PCA is a single-member, private, limited liability company whose sole member is the Mr. Barry-controlled PCM. Neither PCM nor PCA discloses its financial results of operations or releases financial statements to the public. Consequently, information concerning Defendants' profitability in providing services to Prospect (*i.e.*, fees received from Prospect minus the costs incurred by PCM and PCA to provide Prospect with services), is within Defendants' particular knowledge and exclusive control, and is not publicly available.

257.   Nevertheless, substantial publicly-available facts indicate that Defendants' profits are substantially higher than the norm, and thus excessive.

258.   First and centrally, as detailed below, the difference between *internally*-managed BDCs and *externally*-managed BDCs provides indication of both:

      a. the baseline cost of providing investment advisory services and administrative services to BDCs; and

      b. the baseline profits realized by providers of investment advisory and administrative services to externally-managed BDCs.

259.   Both indicate that PCM's profits are not merely sharp and sizeable, but excessive.

260.   *Internally*-managed BDCs pay directly for investment advisory and administrative services which are provided by such BDCs' own employees and which constitute such BDCs' operating expenses (excluding interest expense). Consequently, such BDCs procure such services effectively "at cost," and such BDCs' operating expenses (excluding interest expense) constitute such cost. These costs, as detailed in Section VI.B and Table 5 *supra*, were, on average during 2015, 3.90% of BDC net assets (*i.e.*, internally-managed BDCs, on average, had an Effective Fee Rate of 3.86%). (As also explained in ¶109 n. 15, *supra*, this figure actually overstates apples-to-apples internally-managed BDC costs slightly, as it includes a variety of administrative costs for which *externally*-managed BDCs do *not* compensate their administrators).

261.   Based on Prospect's net assets at the end of fiscal 2015 ($3.7 billion), Prospect would pay $144.6 million to procure investment advisory and administrative services at their actual cost. Prospect, however, paid $247.2 million to Defendants for such services for fiscal 2015. Defendants' profits are the difference between these two figures (*i.e.*, between the $247.2 million in fees they received for services provided and the $144.6 million cost of such services) – namely, $102.6 million. Defendants' resulting gross margin is 41.5% ($102.6 million in profits divided by $247.2 million in fee revenues).

262.   The above estimate – that Defendants' profits for 2015 amounted to $102.6 million, and that Defendants consequently enjoyed gross margins of 41.5% – receives substantial confirmation in that it matches recent estimates from former Prospect insiders and outside analysts.

> Some analysts have accused Prospect of charging what they say are conspicuously high fees, even as investor returns have faltered. And others have taken issue with the compensation paid its chief executive, John F. Barry III — *more than $100 million annually in recent years, according to estimates by former employees and an outside analyst*.

See e.g. Randall Smith, "Obscure Corner of Wall St. Draws Skepticism from Investors," *New York Times*, Dec. 24, 2015 (emphasis added).

263.   *Externally*-managed BDCs, in contrast to internally-managed BDCs, do not pay for investment advisory and administrative services directly, but rather secure such services from external service providers at fee levels set by contract. Such fee levels include a mark-up, above cost, as service providers are for-profit, rather than non-profit, entities. Such profits are legal to the extent they are not excessive.

264.   As detailed in Section VI.C.1 and Table 7 *supra*, the average Effective Fee Rate during 2015 among externally-managed BDCs (other than Prospect) was 5.21%. Consequently, the average or normal profit enjoyed by providers of investment advisory and administrative services to externally-managed BDCs is the difference between the: (1) the 5.21% Effective Fee

Rate at which they received fees; and (2) the 3.90% Effective Fee Rate for internally-managed BDCs, indicating the cost of services provided.

265.   Therefore, were Prospect to pay Defendants fees that provided Defendants with *the normal profits enjoyed by service providers to externally-managed BDCs*, the fees that Prospect would pay would be $192.8 million (5.21% Effective Fee Rate on $3.7 billion of net assets), which, given costs for services provided of $144.6 million (3.90% Effective Fee Rate on $3.7 billion of net assets), would afford Defendants a profit of $48.2 million.   This figure represents a non-excessive profit*:   i.e.*, one earned at the average rate in the industry.

266.   Defendants' 2015 profits of $102.6 million (*see* ¶¶ 261-62, *supra*), however, were more than twice as large as such normal profit.

267.   Prospect's *excessive* profits are that portion of its $102.6 million in 2015 profits that exceeds normal profits (of $48.2 million): namely, $54.4 million.

268.   Second, further indication of Defendants' excessive profits is provided by close consideration of Defendants' relationships with each other and with other clients for their services.

269.   Extraordinary here is that Defendants *have no other clients*.   PCM's sole investment advisory client is Prospect. PCA, which provides administrative services to Prospect, likewise services only Prospect, and does so only as a result of PCM's relationship with Prospect (*i.e.*, it does not function as a general provider of administrative services to financial institutions or BDCs). Moreover, PCM and PCA share offices and employees (including Messrs. Barry and Eliasek).

270.   PCM's contract with Prospect calls for PCM to provide and pay for its own offices and employees. PCA's fees from Prospect are determined by an opaque allocation process in which PCA is reimbursed for that portion of its total costs, salaries and expenses that was incurred in the course of performing work for Prospect. However, as PCA has no clients other than Prospect, it appears that *all* PCA costs, salaries and expenses (including overhead) are allocated in entirety to Prospect.

271.   As a result, it appears that PCM is receiving additional compensation – routed through PCA (whose sole member is PCM) – for a variety of expenses which PCM itself is supposed to bear (such as offices, overhead and employee salaries). Such compensation is *a priori* excessive, and provides Defendants with excessive profits by allowing them an extra and improper ability to recoup certain of their overlapping costs.

C.   Fall-Out Financial Benefits Accruing to Defendants by Virtue of Their Relationship with Prospect

272.   "Fall-out benefits" refer to income, profits or other benefits accruing to an investment advisor that would not have occurred but for the existence of its captive investment company. Where an investment manager gains substantial fall-out benefits (over and above direct investment advisory fees) by virtue of the investment company it manages, consideration of such benefits is also relevant for any determination as to whether investment advisory fees are excessive.

273.   Here, PCM's relationship with Prospect afforded PCM a concrete and substantial fall-out benefit, in the form of the administrative fees paid by Prospect to PCA.

274.   PCA is not a *general* provider of administrative services to BDCs or any other institutions, and has no clients for its administrative services other than Prospect. (The administrative services currently provided by PCA are also made available to BDCs and other investment companies, at lower cost, by independent firms that operate as general providers of such administrative services, such as State Street Bank and Trust Company.) PCA owes its position as Prospect's administrator solely to the fact that Prospect was established by, and remains captive to PCM, as a vehicle for PCM's investment advisory services and fees. But for PCM's relationship with Prospect as Prospect's investment adviser, PCA would not serve as Prospect's administrator and would receive no administrative fees from Prospect.

275.   As PCA was organized by PCM as a single-member limited liability company whose sole member is PCM, PCA is controlled by and creature of PCM. In fact, PCA exists as a mechanism for PCM to accrue an additional and material fee stream – the administrative fees

paid by Prospect, which for fiscal 2015 amounted to $21.9 million – which PCA passes on to its sole member, PCM.

276. Moreover, by this means, PCM manages to secure a backdoor payment from Prospect for certain expenses that, under the IAA, *PCM itself – i.e., not Prospect –* is supposed to bear. *See e.g.* Prospect Form 10-K at 13:

> **Payment of Our Expenses**
>
> All investment professionals of the Investment Adviser and its respective staff, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Investment Adviser. We bear all other costs and expenses of our operations and transactions . . .

277. Specifically, as (1) PCM and PCA share offices and certain employees, (2) PCA receives payment from Prospect in the form of an allocation of PCA's operating costs (including rent, overhead, salaries, etc.) according to the degree to which PCA's operations involve work for Prospect, and (3) PCA has no clients other than Prospect, so PCA's operating costs are allocated in full and entirely to Prospect, consequently (4) PCM receives backdoor reimbursement for a substantial portion of its overhead costs (*e.g.*, rent and overhead expenses for PCM's and PCA's common offices, salaries of employees shared by PCM and PCA).

278. In substance, PCA is merely PCM wearing a different hat. PCA operates from the same offices and through the same employees as PCM, and PCA's single, sole and controlling member is PCM.

279. Although Defendants expend substantial effort in maintaining the fiction of PCM's and PCA's separation, the fictional façade meant to distinguish one from the other occasionally and visibly breaks down.

280. A prime example are the contortions evident in (1) Defendants' description of how Prospect makes available "managerial assistance" to its portfolio companies, as it must in

order to qualify as a BDC (*see* Prospect 10-K at 173) while (2) insisting on the separation

between PCM and PCA:

> Under the Administration Agreement, Prospect Administration also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance (see "Managerial Assistance" below).

* * *

> **Managerial Assistance**
>
> As a BDC, we are obligated under the 1940 Act to make available to certain of our portfolio companies significant managerial assistance. "Making available significant managerial assistance" refers to any arrangement whereby we provide significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. . .
>
> *Prospect Administration, when performing a managerial assistance agreement executed with each portfolio company to which we provide managerial assistance, arranges for the provision of such managerial assistance on our behalf. When doing so, Prospect Administration utilizes personnel of our Investment Adviser. We, on behalf of Prospect Administration, invoice portfolio companies receiving and paying for managerial assistance, and we remit to Prospect Administration its cost of providing such services, including the charges deemed appropriate by our Investment Adviser for providing such managerial assistance.* No income was recognized by Prospect.

See Prospect Form 10-K, at 172-73 (emphasis added).

281.   As the above-quoted description reveals, the Administration Agreement between

Prospect and PCA calls for *PCA* to provide the managerial assistance that Prospect is required to

offer. Yet, to provide such managerial assistance, PCA "utilizes the personnel of our Investment

Adviser" – *i.e.*, managerial assistance is actually provided by *PCM.* Then, Prospect, purportedly

"on behalf" of PCA, invoices such portfolio companies for the managerial assistance they

received (notwithstanding that the reality is the reverse: PCA, as Prospect's administrator, will

conduct exactly such operations for Prospect), and Prospect then "will remit" – to *PCA* – "its cost of providing such services." But PCA's cost of providing such services is, in reality, *$0*, as the services provided are actually provided by *PCM* personnel – a matter that the above description glosses over by adding that PCA's service costs "include[e] the charges deemed appropriate by our Investment Adviser." However, such costs do not so much "include" as *consist entirely of* the amounts *PCM* deems appropriate to charge for *PCM's* provision of managerial assistance.

282.   The substantive and simple reality is that *PCM* provides Prospect's requisite "managerial assistance," and that PCA provides nothing at all – apart from misdirection. PCA functions as an empty waystation for re-labeling invoices and cashflows as they flow through it: invoices for PCM's services, sent from PCM to Prospect's portfolio companies by way of PCA (where they are re-labeled as invoices for PCA's services); and payments on such invoices, sent from Prospect's portfolio companies to PCM by way of PCA (where, as soon as they are received, ostensibly for PCA's services, they are redirected to PCM, as payment for PCM's services).

283.   Similarly, Prospect's SEC filings (themselves purportedly prepared by PCA – *see* Prospect 10-K at 13) explain that the administration fees that Prospect pays to PCA constitute the "allocable portion of overhead incurred by [PCA] in performing its obligations" for Prospect, and that, more specifically, a substantial portion of such PCA overhead includes PCA's allocable rent and "costs of Brian H. Oswald, [Prospect's] Chief Financial Officer and Chief Compliance Officer, and his staff, including the internal legal staff" who, among other things, appear to prepare Prospect's reports to shareholders, the SEC and the IRS:

> **Administration Agreement**
>
> We have also entered into an administration agreement with
> Prospect Administration (the "Administration Agreement") under
> which Prospect Administration, among other things, provides (or
> arranges for the provision of) administrative services and facilities
> for us. For providing these services, we reimburse Prospect
> Administration for our allocable portion of overhead incurred by
> Prospect Administration in performing its obligations under the

Administration Agreement, including rent and our allocable portion of the costs of Brian H. Oswald, our Chief Financial Officer and Chief Compliance Officer, and his staff, including the internal legal staff. Under this agreement, Prospect Administration furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Prospect Administration also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Prospect Administration assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others.

See Prospect Form 10-K, at 13; *see also id.* at 172 (same in substance).

284.   To maintain the façade of separation, Prospect's various (PCA-authored) SEC filings and other public statements consistently describe Prospect's Chief Financial Officer, Treasurer and Chief Compliance Officer, Brian H. Oswald, as a *PCA* employee. *See* Prospect 2015 Form 10-K at 13 (describing administrative fees as reimbursement of *PCA's* costs, including office, salary and other expenses associated with Mr. Oswald and his "staff"); 32 (same); 172 (same); Prospect 2015 Proxy at 14 (describing Mr. Oswald's "Principal Occupation" during the prior 5 years as "Managing Director" of PCA, which Mr. Oswald purportedly "joined" in 2008, and explaining that "Mr. Oswald is compensated from the income Prospect Administration receives under the administration agreement."). *See also* October 3, 2008 Prospect press release titled "Prospect Capital Announces Promotion of Brian H. Oswald to Chief Financial Officer and Chief Compliance Officer" (reporting Mr. Oswald's new positions as Prospect's Chief Financial Officer, Treasurer, Chief Compliance Officer and Secretary, and adding that "Mr. Oswald joined Prospect Administration earlier this year.")

285.   However, on *PCM's* website, Mr. Oswald appears as an employee of *PCM* and as a member of "PCM's team:" indeed, as one of four individuals, together with Messrs. Barry and Eliasek, identified as *PCM's* "Senior Management."[23]

286.   Were PCM and PCA truly separate, Mr. Oswald would not appear on *PCM's* website as a *PCM* employee. For that matter, were PCM and PCA truly separate, PCA would have its own, separate website listing on which Mr. Oswald would appear. Yet no such website, or any other website for PCA, exists.

287.   In sum, PCA exists as a largely fictitious alter-ego that PCM adopts in particular instances in order to accrue further compensation to which PCM is not entitled under the IAA.

D.   The Nature and Quality of the Services Provided

288.   As described in Prospect's SEC filings, Prospect's Board, when considering the "nature, quality and extent of the advisory and other services" provided by PCM:

      a.   identified PCM's "investment selection process" (*i.e.*, specifically, PCM's Portfolio Selection Services) as the "nature" of the services provided;

      b.   "concluded" that the Portfolio Selection Services provided by PCM under the IAA "are generally the same as those of comparable business development companies"; and

      c.   sought concrete measure of the *quality* of such services by evaluating, on an absolute and comparative basis, the investment performance resulting from such Portfolio Selection Services ("The Board of Directors reviewed our investment performance as well as comparative data with respect to the investment performance of other externally managed business development companies."). *See* Prospect 2015 Registration Statement, at 111.

289.   Exactly the same procedures are followed here and below in assessing the nature and quality of the services PCM provided to Prospect.

---

[23]   *See* http://www.prospectcapitalmanagement.com/team.html.

100

290.   Because identical in method, the results of the below analysis should not depart from those of Board's (as described in the Prospect 2015 Registration Statement). However, the results appear to differ, in two related ways.

a. First, the analysis here, *unlike* the Board analysis as described in Prospect 2015 Registration Statement, proffers specific, concrete and detailed facts concerning Prospect's "investment performance as well as comparative data with respect to the investment performance of other externally managed business development companies."

b. Second, although the Board concluded that Prospect's "investment performance was satisfactory when compared to comparable business development companies" (while proffering no factual support for such conclusion in the Prospect 2015 Registration Statement), the below analysis's proffer of specific, concrete and detailed facts concerning such comparative performance indicates instead that only the very *opposite* conclusion is warranted.

1.   The *Nature* of the Services PCM Provided to Prospect

291.   As detailed in Section V.A.1 *supra*:

a. the particular services PCM provides to the Prospect are the "investment advisory services" specified in the IAA, in exchange for which PCM is paid its investment advisory fees.

b. in their largest and core part, such services are Portfolio Selection Services: namely, researching and making investment's for Prospect's portfolio; and

c. to the extent PCM provides additional investment advisory services, such additional services are *de minimis*, consisting mainly of (a) maintaining books and records with respect to its provision of Portfolio Selection Services, and (b) periodic reporting to Prospect's Board on the Portfolio Selection Services provided.

292.   Consequently, evaluation of the "nature" of the services provided by PCM boils down to evaluation of PCM's Portfolio Selection Services.

2.   The *Quality* of the Services PCM Provided to Prospect

293.   The absolute and comparative results of PCM's Portfolio Selection Services are the primary metric on which PCM, Prospect shareholders, and Prospect's Board judge PCM's performance of its IAA-specified duties, as Prospect SEC filings make clear. *See* Prospect 2015 Registration Statement, at 110-11; *see also* Prospect 2015 Form 10-K at 60 (providing a graph that charts cumulative total 5-year returns of Prospect common stock against those of:

   a.   the S&P 500 Index;

   b.   the S&P 500 Financials Sector Index; and

   c.   a "customized" purported "BDC Peer Group" consisting of five other BDCs).

294.   The same comparisons are employed in the analysis here, whose results are set forth in Table 15 on the following page, except that: (1) total returns are analyzed on the basis of 1, 3, 5 and 10-year periods ending December 31, 2015; and (2) comparison to other BDCs does not employ any customization, but rather a wholly independent, objective, comprehensive and unmodified measure – the full BDC Index.

Table 15

The Quality of PCM's Investment Advisory Services

(for the 1, 3, 5 and 10 year period ending December 31, 2015)

	1 Year		3 Years		5 Years		10 Years	
	Cumulative	Annualized	Cumulative	Annualized	Cumulative	Annualized	Cumulative	Annualized
Performance Data								
Prospect	-5.17%	-5.17%	-8.91%	-3.07%	19.25%	3.58%	50.29%	4.15%
BDC Index (total return version)	-4.70%	-4.70%	-0.28%	-0.09%	28.38%	5.12%	68.98%	5.38%
S&P 500 Financials Sector Index	-3.50%	-3.50%	39.83%	11.86%	49.80%	8.41%	n/a	n/a
S&P 500 Index	1.40%	1.40%	48.32%	14.08%	80.66%	12.54%	102.39%	7.30%
Prospect Underperformance Versus…								
Other BDCs (BDC Index)	-0.47%	-0.47%	-8.63%	-2.98%	-9.13%	-1.54%	-18.69%	-1.23%
Financial Sector (S&P 500 Financials Sector Index)	-1.67%	-1.67%	-48.74%	-14.93%	-30.55%	-4.83%	n/a	n/a
Market (S&P 500 Index)	-6.57%	-6.57%	-57.23%	-17.15%	-61.41%	-8.96%	-52.10%	-3.15%

295.   As Table 15 above reveals, the total return delivered to Prospect common shareholders falls short in *every* comparison (*i.e.*, to other BDCs, to the financial sector more broadly, and to the overall market) in *every* time period (1, 3, 5 and 10 years). In fact, Prospect shareholders were provided with the single lowest return of all in each and every period considered.

296.   There appears to be little or no basis, therefore, for the Board's conclusion that "our investment performance is satisfactory when compared to comparable business development companies."

297.   To the contrary, the above-detailed facts are univalent in indicating that under any and all measures, the relative quality of the Portfolio Selection Services provided by PCM to Prospect is low. On a total return basis (*i.e.*, one that includes both share price and share distributions such as dividends), the performance delivered to Prospect shareholders by PCM's provision of Portfolio Selection Services has been *inferior* to that delivered to shareholders of other BDCs, that delivered by the financial sector more broadly, and that delivered by the overall market.

298.   The comparatively inferior quality of services provided by PCM to Prospect makes PCM's comparatively high fees (as detailed in Sections VI.B-C, *supra*) all the more unreasonable, and excessive.

E.   **The Care and Conscientiousness of Prospect's Board in Approving Defendants' Fees**

299.   Advisory fees for registered investment companies are "set" (reviewed, evaluated and approved) investment companies' boards of directors on an annual basis.

300.   In connection with this fee evaluation and approval process, the ICA *requires* (a) that the board request, obtain and evaluation "such information as may reasonably be necessary" for evaluation of the fee; and (b) that the investment adviser provide the board with such information:

> It shall be the duty of the directors of a registered investment company to request and evaluate, and the duty of an investment adviser to such company to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such company.

See 15 U.S.C. 80a-15(c).

301.   Where a board's fee evaluation and approval *procedure* is deficient, a board's fee approval may lack adequate basis, and hence merits little judicial deference.

    a. For example, the investment advisor may fail to provide the board with relevant, accurate and/or complete information, or, similarly, the board may fail to request, obtain and/or evaluate relevant, accurate and complete information necessary for reasonable evaluation of advisory fees. In such instances, fee approval is based on partial or inaccurate information, and hence: (a) merits little deference, and (b) itself constitutes *further* indication of excessive fees.

    b. Likewise, where a board fails to exhibit adequate conscientiousness in considering and evaluating the information it receives (including the degree to which such information is accurate, sufficient and/or complete), the board's fee approval likewise may lack adequate basis, and may hence merit little deference and itself constitute further indication of excessive fees.

302.   Additionally, a fee can be excessive *in substance*, wholly apart from whether the procedure used in setting it was sufficient or defective – and even where such procedure was in all appearances adequate.

303.   Here, the procedure through which Prospect's Board "set" Defendants' fees was deficient, and additionally, irrespective of procedure, such fees were excessive in substance.

1.   The Board

304.   Prospect's Board of Director's (the "Board") consists of five persons: John Francis Barry III (Chairman of the Board), M. Grier Eliasek, Eugene S. Stark, Andrew C. Cooper and William J. Gremp (collectively, the "Directors").

305.   Two of the five Directors – specifically, Messrs. Barry and Eliasek (the "Interested Directors") – are, under the ICA, "interested" (as opposed to independent) directors, as a result of their relationships to PCM and PCA.

      a.   Mr. Barry, PCM's founder, controls PCM (*see* Section III.B *supra*). Mr. Barry serves as PCM's Chief Executive Officer, as President and Secretary of both PCM and PCA, and as Prospect's Chief Executive Officer.

      b.   Mr. Eliasek is a Managing Director of PCM and PCA, and Prospect's President and Chief Operating Officer.

      c.   Both Mr. Barry and Mr. Grier are identified on PCM's website as two of the four persons constituting PCM's senior management.

306.   Only three of the five Directors – specifically, Messrs. Stark, Cooper and Gremp, who joined Prospect's Board, respectively, in 2008, 2009 and 2010 (the "Independent Directors") – may qualify as "non-interested" or independent directors under the ICA. Each of the Independent Directors was also a member of the Board's audit committee (made up solely of the Independent Directors). Each of the Independent Directors receives $125,000 in annual aggregate compensation, as well as reimbursement of reasonable out-of-pocket expenses incurred.

307.   However, each of these three Directors – specifically, Messrs. Stark, Cooper and Gremp – is also listed by Defendant PCM, on PCM's own website, as members of PCM's board of directors. *See* PCM website (listing, as member of "PCM's team," the five above-identified members of Prospect's Board).[24]

      a.   If the information on PCM's website is accurate, and these three Prospect Board members are also and simultaneously members of *PCM's* board of directors, then these three Prospect Board members are not, in fact, "non-interested" or independent directors under the ICA.

      b.   If the information on PCM's website is incorrect, and these three Prospect Board members are not in fact members of "PCM's team" and not members of *PCM's* board of directors – *i.e.*, if PCM has conflated the distinction between

---

[24] Available at: http://prospectcapitalmanagement.com/team.html.

Prospect and PCM – then such conflation itself further supports Plaintiff's claims. PCM's conflation suggests that PCM sees little real distinction between PCM and Prospect, and views the latter as merely an appendage of or identical to the former.

308. The Board is led by its Chairman, Mr. Barry, and operates without any "lead independent director:"

Corporate Governance

Board Leadership Structure

The Board of Directors believes that the combined position of Chief Executive Officer of the Company and Chairman of the Board of Directors of the Company is a superior model that results in greater efficiency regarding management of the Company, reduced confusion due to the elimination of the need to transfer substantial information quickly and repeatedly between a chief executive officer and chairman, and business advantages to the Company arising from the specialized knowledge acquired from the duties of the dual roles. The need for efficient decision making is particularly acute in the line of business of the Company, whereby multiple factors including market factors, interest rates and innumerable other financial metrics change on an ongoing and daily basis. The Board of Directors has not identified a lead independent director of the Board of Directors of the Company in as much as the Board consists of only five individuals.

See Prospect Proxy at 9.

309. The above-described composition and structure of the Board leave it unusually exposed to influence from Messrs. Barry and Eliasek.

    a. First, the Board's composition means that the three statutorily-independent Independent Directors enjoy only the narrowest possible majority over the two Interested Directors: *i.e.*, a single vote. In other words, the Independent Directors must be perfectly unanimous in order to overcome (should they wish to) the votes of the Interested Directors.

b. Second, the absence of a lead independent director, and the Board's leadership by PCM's and PCA's controlling person, Mr. Barry, allow Defendants to exert further influence over Board meetings and the Board.

c. Third, as Prospect's Proxy itself indicates, Mr. Barry's and Mr. Eliasek's roles as executives of PCM, PCA and Prospect provide them "with a specific understanding of the Company, its operations, and the business and regulatory issued facing the Company" (Prospect Proxy, at 10), and Mr. Barry (and Mr. Eliaek) use such "substantial information" to effect "efficient decision making" at the Board level – *i.e.*, to secure Board imprimatur for whatever they wish (Prospect Proxy, at 9).

2. The Board Approved Substantively Excessive Advisory Fees

310. Matters of process or procedure aside, the investment advisory fees approved by the Board were excessive, in substance and result, for the reasons set forth in the preceding 80 pages of this Complaint (*see* Sections VI and VII.A-D, *supra*).

311. Furthermore, as detailed below, the Board's approval of substantively excessive fees stemmed in part from a deficient process for the consideration, evaluation and approval of Defendants' fees.

3. The Board's Deficient Approval Process

312. Here, during a May 5, 2015 meeting, the Board approved renewal of the IAA in unchanged form for fiscal 2016.

313. The precise manner in which the Board evaluated and approved Prospect's fees – including the information Defendants furnished to the Board; the information that the Board considered and evaluated; and the Board's conscientiousness in reviewing proffered, relevant and/or requisite information – is a matter within Defendants' particular knowledge and exclusive control.

314.   The only *publicly-available* information concerning the Board's evaluation and approval is the summary of such evaluation and approval, authored by Defendants, provided each year in Prospect's amended Registration Statement on Form N-2/A filed with the SEC.

315.   The most recent such summary, concerning the Board's approval on May 5, 2015, for Prospect's fees for fiscal 2016 and set forth in the Prospect 2015 Registration Statement (the "Fee Approval Summary"), is reproduced below:

> ### Board of Directors approval of the Investment Advisory Agreement
>
> On May 5, 2015, our Board of Directors voted unanimously to renew the Investment Advisory Agreement for the 12-month period ending June 22, 2016. In its consideration of the Investment Advisory Agreement, the Board of Directors focused on information it had received relating to, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to us by Prospect Capital Management; (b) comparative data with respect to advisory fees or expense ratios paid by other business development companies with similar investment objectives; (c) our projected operating expenses; (d) the projected profitability of Prospect Capital Management and any existing and potential sources of indirect income to Prospect Capital Management or Prospect Administration from their relationships with us and the profitability of those relationships; (e) information about the services to be performed and the personnel performing such services under the Investment Advisory Agreement; (f) the organizational capability and financial condition of Prospect Capital Management and its affiliates and (g) the possibility of obtaining similar services from other third party service providers or through an internally managed structure. In approving the renewal of the Investment Advisory Agreement, the Board of Directors, including all of the directors who are not "interested persons," considered the following:
>
> - *Nature, Quality and Extent of Services*. The Board of Directors considered the nature, extent and quality of the investment selection process employed by Prospect Capital Management. The Board of Directors also considered Prospect Capital Management's personnel and their prior experience in connection with the types of investments made by us. The Board of Directors concluded that the

services to be provided under the Investment Advisory Agreement are generally the same as those of comparable business development companies described in the available market data.

- *Investment Performance*. The Board of Directors reviewed our investment performance as well as comparative data with respect to the investment performance of other externally managed business development companies. The Board of Directors concluded that Prospect Capital Management was delivering results consistent with our investment objective and that our investment performance was satisfactory when compared to comparable business development companies.

- *The reasonableness of the fees paid to Prospect Capital Management*. The Board of Directors considered comparative data based on publicly available information on other business development companies with respect to services rendered and the advisory fees (including the management fees and incentive fees) of other business development companies as well as our projected operating expenses and expense ratio compared to other business development companies. The Board of Directors, on behalf of the Company, also considered the profitability of Prospect Capital Management. Based upon its review, the Board of Directors concluded that the fees to be paid under the Investment Advisory Agreement are reasonable compared to other business development companies.

- *Economies of Scale*. The Board of Directors considered information about the potential of Prospect Capital Management to realize economies of scale in managing our assets, and determined that at this time there were not economies of scale to be realized by Prospect Capital Management.

Based on the information reviewed and the discussions detailed above, the Board of Directors (including all of the directors who are not "interested persons") concluded that the investment advisory fee rates and terms are fair and reasonable in relation to the services provided and approved the renewal of the Investment

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Advisory Agreement with Prospect Capital Management as being
in the best interests of the Company and its stockholders.

See Prospect 2015 Registration Statement, at 110-11 (italics and emphasis in original).

316.   As detailed below, the Fee Approval Summary was not intended to be, and is not, an accurate depiction of the Board's fee evaluation and approval process, and does not reflect Defendants' or the Board's efforts to engage in a good-faith process designed to guard against extraction of excessive fees. Rather, and primarily, it reflects Defendants' efforts to shield, from legal challenge under §36(b), a deficient fee approval process that was designed and operated to ensure Defendants' extraction of excessive fees from Prospect.

317.   Closely examined, the Fee Approval Summary is:

    a. self-serving hearsay;

    b. boilerplate;

    c. indicative of a *deficient* fee approval procedure, insofar as it indicates that the Board's approval of Prospect's fees was based on inaccurate and/or incomplete information, and that the Board lacked adequate conscientiousness in its evaluation of such information and in reaching the conclusions stated therein, which conclusions were without adequate basis and, frequently, counterfactual.

318.   First, the Fee Approval Summary communicates, in the first instance, an *authorial intent* to describe an adequate fee approval process in which relevant information with respect to each applicable *Gartenberg* factor was considered, but does not indicate that such description is in fact true, and in fact indicates that such description is not true.

    a. The very first thing that the Fee Approval Summary asserts is that the Board "focused on information it had received relating to" each of the *Gartenberg* factors, which the Fee Approval Summary lists thereafter (*e.g.*, "the nature, quality and extent of the advisory services provided to us by [PCM]," "comparative data with respect to advisory fees or expense ratios paid by other business development companies with similar investment objections," "the projected profitability of [PCM]," "any existing and potential sources of indirect income to [PCM] or [PCA] from their relationships with us," etc.).

b. However, and as detailed below, the entire remainder of the Fee Approval Summary, although purporting to provide further detail to support these initial and conclusory bullet-point assertions, does not actually provide any detail or concrete or particularized support:

   i. For example, as pointed out in "Second" below (¶¶ 319-21), although the remainder of the Fee Approval Summary purports to provide specifics of the fee approval process, the remainder of the Fee Approval Summary is in fact mere *boilerplate*, repeated annually and *verbatim* in Prospect's registration statements since at least 2009.

   ii. Likewise, as pointed out in "Third" below (¶ 322), although the remainder of the Fee Approval Summary purports to further detail the fee approval process, such further detail remains conclusory and devoid of any particularized facts. It thus does not provide or reveal any adequate basis for the Board's fee approval.

   iii. Lastly, as pointed out in "Fourth" below (¶ 323 *et seq*.), the remainder of the Fee Approval Summary primarily indicates that the Board's conclusions lacked adequate basis or were counterfactual – and therefore that the Board failed to consider, and/or Defendants failed to furnish, adequate, accurate and complete information relevant to fee evaluation and approval.

      c. Consequently, *the Fee Approval Summary communicates nothing more than its author's attempt to fashion a description of the Board's fee approval process that depicts such process to have fully complied with Gartenberg.*

319.   Second, after its initial declaratory assertion of the Board's purported consideration of information relating to each *Gartenberg* factor, the Fee Approval Summary then purports to proffer more specific factual information concerning the information evaluated by the Board. However, the remainder of the Fee Approval Summary is in fact mere boilerplate.

320.   Exactly the same description is repeated annually, and *verbatim*, in Prospect's prior registration statement filings with the SEC. *See e.g.* Prospect registration statements on Form N-2/A, filed with the SEC:

      a. on October 14, 2014, at pp. 105-06 (purporting to describe May 5, 2014 Board meeting and approval of the IAA for fiscal 2015);

      b. on October 11, 2013, at pp. 130-31 (purporting to describe May 3, 2013 Board meeting and approval of the IAA for fiscal 2014);

      c. on October 29, 2012, at p. 108-09 (purporting to describe May 4, 2012 Board meeting and approval of the IAA for fiscal 2013);

      d. on October 18, 2011, at p. 99-100 (purporting to describe May 9, 2011 Board meeting and approval of the IAA for fiscal 2012);

      e. on November 19, 2010, at p. 82-83 (purporting to describe June 15, 2010 Board meeting and approval of the IAA for fiscal 2011);

      f. on October 9, 2009, at pp. 80-81 (purporting to describe June 17, 2009 Board meeting and approval of the IAA for fiscal 2010).

321.   That a word-for-word identical Fee Approval Summary is provided in Prospect's registration statements for each of the last seven years is, at a minimum, a substantial indication that the Fee Approval Summary is *not* a particularized description of the Board's actual fee evaluation and approval process – unless such process is little more than a rubber-stamping – but

rather a standard and wholly general form of disclosure used by Defendants year after year after year.

322. Third, while the Fee Approval Summary, after its above-described initial and empty declarations that the Board "received" and "focused on" information with respect to each *Gartenberg* factor, purports to further detail the fee approval process and the particular information the Board considered with respect to certain *Gartenberg* factors (including fee comparisons, economies of scale, PCM's profitability, and the nature and quality of PCM's services), in each and every case such further detail itself remains conclusory and devoid of any particularized facts, and thus fails to establish or communicate any adequate basis for the Board's fee approval.

     a. For example, although the Fee Approval Summary again asserted that the Board "considered the profitability of Prospect Capital Management" in concluding that the fees payable to PCM were reasonable, such reassertion provided no detail at all and remained entirely declaratory. For example, no indication is provided as to what PCM's profitability actually was, or as to whether or how the Board made any comparative assessment concerning PCM's profitability versus the profitability of other investment advisers. Indeed, as discussed at "Fourth" below, concrete and detailed facts set forth herein concerning PCM's profitability consistently indicate that PCM's profits were extremely high, on both absolute and comparative levels – and such facts indicate: (a) that the profitability information that the Board received, and/or the manner in which the Board evaluated it, was either incomplete, inadequate, misleading and/or biased; and/or (b) that the Board's conclusion lacked adequate basis.

     b. Similarly, although the Fee Approval Summary again asserted that the Board "considered information about the potential of Prospect Capital Management to realize economies of scale in managing our assets," and that the Board

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"determined that at this time there were not economies of scale to be realized by Prospect Capital Management," such statements provided no detail at all and remained entirely declaratory. For example, no indication is provided as what information pertaining to economies of scale was actually reviewed – or, for that matter, why the Board's review appeared to focus on the "*potential* of [PCM] to realize economies of scale" rather than, for instance, the actual economies of scale realized by PCM (as set forth in Sections VII.A.2-3, *supra*). Nor is there any indication of any basis for the Board's "determin[ation]" that no economies of scale were operative. Indeed, as discussed at "Fourth" below, concrete and detailed facts set forth herein indicate that very sizeable economy of scale benefits were generated by Prospect's recent asset growth, and that PCM monopolized such benefits in entirety. Such facts in turn indicate: (a) that the economies of scale information that the Board received, and/or the manner in which the Board evaluated it, was either incomplete, inadequate, misleading and/or biased; and/or (b) that the Board's conclusion lacked adequate basis

c. Additionally, the Fee Approval Summary asserted that the Board reviewed "comparative data with respect to the investment performance of other externally managed business development companies, and "concluded . . . that [Prospect's] investment performance was satisfactory when compared to comparable business development companies." However, the Fee Approval Summary: (a) nowhere indicates the identity of the "other" and/or purportedly "comparable" BDCs to whose investment performance Prospect was compared; (b) nowhere indicates the actual investment performance figures compared; and (c) adopts strategic ambiguity in both description ("comparable" BDCs) and conclusion ("satisfactory" performance). The result, again, is a complete absence of any concrete detail. And, again, as discussed at "Fourth" below, concrete and detailed facts set forth herein – namely, systematic and objective comparison of Prospect's investment performance that of *all* other BDCs in the BDC Index, as well as to *all* sector and market benchmark indices employed by Prospect itself as comparisons – demonstrate that Prospect *underperformed* other BDCs, and all sector and market indices, often significantly, for each and every one of the 1, 3, 5 and 10-year time periods considered. Finally and again, such facts indicate: (a) that the comparative investment performance information that the Board received, and/or the manner in which the Board evaluated it, was either incomplete, inadequate, misleading and/or biased; and/or (b) that the Board's conclusion based on such data, including that Prospect's comparative performance was "satisfactory," lacked adequate basis.

d. Similarly, the Fee Approval Summary also asserts that Board reviewed and considered advisory and administrative fees paid by "other business development companies," and "[b]ased upon [such] review. . . concluded that the fees to be paid under the Investment Advisory Agreement are reasonable compared to other business development companies." As shown herein (*see* Section VI, *supra*), this statement is demonstrably false. Defendants' fees were not reasonable and could never be construed as reasonable unless the Board employed an analysis that was biased or improperly skewed to attempt to justify such fees are reasonable. Moreover, the Fee Approval Summary never identifies the particular "other" BDCs used for comparison, or the advisory or administrative fees charged to such BDCs, or, for that matter, the precise relationship in which Defendants' fees stood relative to the fees paid by other BDCs. Again, and as further discussed in "Fourth" below, the comprehensive and concrete fee comparisons conducted here indicated that Defendants' fees were highly *unreasonable*, both in aggregate and with respect to each distinct fee stream (base management fees, income fees, administrative fees), when compared to other BDCs' fees. Such facts in turn indicate: (a) that the fee comparison information that the Board received, and/or the manner in which the Board evaluated it, was either incomplete, inadequate, misleading and/or biased; and/or (b) that the Board's conclusions lacked adequate basis.

323.   Fourth and lastly, the Fee Approval Summary affirmatively indicates that the Board failed to consider, and/or PCM failed to furnish, adequate, accurate and complete information relevant to fee evaluation and approval, and/or that the Board lacked adequate conscientiousness in evaluating the information it did and in approving the IAA, the Administration Agreement, and Defendants' investment advisory and administrative fees.

324.   Such indications arise where the Board's evaluation and/or conclusions, as described in the Fee Approval Summary, appear to be without factual basis, flawed, or even counterfactual. For example:

325.   **Fee Comparisons**. The Fee Approval Summary asserts that Board considered information concerning investment advisory and administrative fees paid by "other business development companies," compared such fees to Prospect's investment advisory and administrative fees paid, and concluded that Prospect's fees "are reasonable compared to other business development companies." However, in so doing, the Fee Approval Summary also indicates that the fee comparison information reviewed by the Board was materially incomplete, inaccurate, biased and/or misleading, and/or that the Board's evaluation and conclusion with respect to comparative fees were without adequate basis, flawed and in fact counterfactual.

326.   In particular, Section VI *supra* sets forth a comprehensive, systematic and detailed comparative analysis of fees paid by *every single one* of the 44 BDCs included in the BDC Index.

   a.   The analysis is *comprehensive* in that it analyzes the fees paid by *all* BDCs, not just those of certain "other" BDCs that receive no further identification in the Fee Approval Summary – and, thus, unlike the Board's analysis, remains free of any possible charge of incompleteness and/or bias.

b. The analysis is *systematic* in that it analyzes not only overall or aggregate fees, but, in addition and separately, each distinct fee stream (base management fees, income fees, administrative fees).

c. And the analysis is *detailed* in that it delves beneath surface-level, "headline" stated fee rates to examine: (1) *all* of the "fine print" factors that, when employed behind the scenes to define particular terms or calculations, or to conditionally modify fees otherwise payable under "headline" rates, frequently impact the amount of *actual* fees paid, and cause actual fees to be paid at effective rates that diverge from stated "headline" rates; and, relatedly; (2) effective fee rates based on fees actually paid, as affected by such "fine print" factors.

327. The analysis shows, consistently and overwhelmingly, that the fees paid by Prospect are far higher than average – not only with respect to the aggregate level of overall fees, but with respect to each and every distinct fee stream (base management fees, income fees, administrative fees) – and, in fact, are among the very highest paid by any and all BDCs. More simply put, Prospect's fees do not resemble those paid by most BDCs, or by BDCs on average, but rather stand as an extreme outlier, consistently and far outside the norm.

328. Moreover, the analysis shows that although a part of the disparity is due to more obvious factors, such as "headline" stated rates for base management fees (where no BDC pays rates higher than Prospect's 2.00% rate), a substantive part of the disparity stems from a variety of less-apparent and often near-invisible "fine print" factors -- present in many/most other BDCs, but absent in Prospect – that function in various ways to reduce fees actually paid. Such factors include, *inter alia*:

a. defining "gross assets," on which base management fees are payable, to *exclude* sums held as cash and cash equivalents – *i.e.*, sums to which investment advisory services have not been applied (*see* Section VI.C.2.b, *supra*);

b. defining "pre-incentive fee net investment income" to *exclude* PIK income – *i.e.*, non-cash income for which ultimate cash payment remain uncertain (*see* Section VI.C.3.c, *supra*);

c. employing Lookback/Cap mechanisms to link income fees to BDC shareholder returns, and to cap income fees in light of such returns (*see* Section VI.C.3.b, *supra*); and

d. employing a variety of other mechanisms that function to reduce base management fees payable (*see* Section VI.C.2.c, *supra*).

329.   In sum, the above analysis indicates, on the basis of such comprehensive, systematic and detailed fee comparisons, that of the $247.2 million in aggregate fees paid by Prospect to Defendants for fiscal 2015, between $54.4 million (based on comparison to *externally*-managed BDCs) and $102.6 million (based on comparison to *internally*-managed BDCs) constituted *excessive* fees. [25]   In other words, Prospect substantially overpaid for Defendants' services – with lower boundary indicating overpayment of 28.22%, and the upper overpayment of 70.95%.

330.   The objective merits of the above analysis – *i.e.*, the above-summarized comprehensive, systematic, and detailed manner in which it was performed – render the analysis immune from any possible charges of inadequacy, incompleteness or bias. It considered *all* fees paid by *all* BDCs, and delved beneath stated "headline" fee rates to analyze the effective rates at which fees were actually paid.   And its findings consistently and everywhere indicate that Prospect's fees were greatly excessive.

331.   Consequently, the Fee Approval summary indicates that:

---

[25]   For the reasons stated above at ¶109 and ¶123, the top and bottom boundaries of this range are both conservative insofar as they are premised on analyses biased to *understate* excessive fees. Removing such bias would have the effect of making both boundaries higher, and consequently indicate even larger amounts of excessive fees.

a. the information provided to or "received by" the Board concerning the investment advisory and administrative fees paid by "other business development companies" was incomplete, inadequate, biased and/or misleading – insofar as comprehensive analysis of all relevant such information would necessarily lead the Board to the very opposite conclusion than the one it espoused based on the information received; and/or

b. the Board's counterfactual conclusion – that Prospect's fees "are reasonable compared to other business development companies" – lacked adequate basis and was faulty.

332.   The most likely explanation for the Board's counterfactual conclusion is, as the Fee Approval Summary indicates, that the Board was provided with and/or reviewed only a limited number fee comparisons. *See e.g.* Fee Approval Summary (mentioning receipt and consideration of fee information for an unspecified number of unidentified "other BDCs" – rather than, for instance, "all other BDCs"). A data set so limited could have been biased toward "other BDCs" with higher fees – and, to the extent that the data was provided to the Board by PCM, such bias may have been intentional.

333.   It is also likely, in conjunction, that the fee comparison data presented to the Board was limited in terms of the criteria it reviewed or in its depth of focus, and consequently misleading. Specifically, it is likely that such information focused on "headline" stated fee rates, rather than delving beneath the stated rates to the "fine print" and uncovering how effective fee rates frequently dropped below stated rates due to operation of such "fine print" factors.

334.   Notwithstanding, the fact remains that the fee comparison analysis presented here was performed on the basis of publicly-available information – principally, the financial statements provided in the SEC filings made by all BDCs in the BDC Index. Such publicly-available information was equally available to the Board – indeed, per the Fee Approval Summary, it is *the* same source of information as that for the information provided to the Board. *See* Fee Approval Summary ("The Board of Directors considered comparative data based on

publicly available information on other business development companies with respect to services rendered and the advisory fees (including the management fees and incentive fees) of other business development companies . . .") (emphasis added).

335.   Consequently, PCM was derelict in failing to provide the Board with such publicly-available information, and/or the Board was derelict in failing to request provision of such information.

336.   In sum, the Fee Approval Summary indicates that the Board displayed inadequate conscientiousness in its evaluation of, and conclusions respecting, comparative fees, by uncritically accepting the incomplete, inaccurate and/or biased information with which it was presented concerning the fees paid by other BDCs, and by failing to obtain accurate, unbiased and/or complete information with respect to these matters.

337.   **Nature and Quality of Services**. Although the Fee Approval Summary asserts that Board considered certain information concerning the nature and quality of the services provided by Defendants to Prospect, it also indicates that information provided to and/or reviewed by the Board was materially incomplete, inaccurate, misleading and/or biased, and that the Board's evaluation and conclusions with respect to this matter were flawed and counterfactual.

338.   Just as with the above-described matter of fee comparisons, the Fee Approval Summary indicates that the Board's information and analysis proceeded along the same tracks as the information and analysis presented here. Concretely, the Fee Approval Summary explains that the Board understood PCM's services as Portfolio Selection Services, and sought to evaluate the quality of PCM's services by comparing the results of such services – *i.e.* Prospect's investment performance – with investment performances resulting from similar services provided by other BDC investment advisers to "other" and/or "comparable" BDCs.

339.   Just as with the matter of fee comparisons, the comparative analysis of Prospect's investment performance conducted here was *comprehensive* (analyzing the investment performance of *all* 44 BDCs in the BDC index) and systematic (analyzing investment

performance over the 1, 3, 5 and 10 year periods ending December 31, 2015). And just as with the matter of fee comparisons, the results of such analysis univalently indicated that, in each and every time period, Prospect's performance was significantly below the BDC average – as well as below all relevant sector, industry and market index benchmarks.

340. Consequently, and just as with the matter of fee comparisons, the Fee Approval summary indicates that:

    a. the information "received" and/or "reviewed" by the Board concerning the investment performance of "other" and/or "comparable" BDCs was incomplete, inadequate, biased and/or misleading – insofar as comprehensive analysis of all relevant such information would necessarily lead the Board to the very opposite conclusion than the one it espoused based on the information received; and/or

    b. the Board's strategically ambiguous and seemingly-counterfactual conclusion – that the investment performance delivered to Prospect by PCM "was satisfactory when compared to comparable business development companies" – lacked adequate basis and was faulty.

341. The most likely explanation for the Board's counterfactual conclusion is, as the Fee Approval Summary indicates, that the Board was provided with and/or reviewed the performance of only a limited number of other BDCs. *See e.g.* Fee Approval Summary (mentioning receipt and consideration of performance information for an unspecified number of unidentified "other" and/or purportedly "comparable" BDCs – rather than, for instance, "all other BDCs"). A data set so limited could have been biased toward "other BDCs" with worse performance – and, to the extent that the data was provided to the Board by PCM, such bias may have been intentional.

342. Again, as with the matter of fee comparisons, comprehensive and systematic performance data for all other BDCs is publicly available. Consequently, PCM was derelict in

failing to provide the Board with such publicly-available information, and/or the Board was derelict in failing to request provision of such information.

343.   In sum, the Fee Approval Summary indicates that the Board displayed inadequate conscientiousness in its evaluation of, and conclusions respecting, the quality of PCM's services, by uncritically accepting the inaccurate and/or biased information with which it was presented concerning the comparative quality of the services provided to Prospect by PCM, and by failing to obtain accurate, unbiased and/or complete information with respect to the comparative quality of such services.

344.   **Profitability**. The Fee Approval Summary asserts that Board received and considered information as to PCM's "profitability," and that such information formed part of the basis for the Board's conclusion that PCM's fees were "reasonable." However, it simultaneously indicates that the profitability information reviewed by the Board was materially inaccurate and/or misleading, and that the Board's evaluation and conclusion with respect to profitability were without adequate basis, flawed and/or counterfactual.

345.   As an initial matter, and as stated in "Third" above, the Fee Approval Summary provides no indication of PCM's actual profitability, no indication of what information it received concerning such profitability, and no indication that the Board sought to compare PCM's profitability to that of other BDC investment advisers in order to make any determination about the degree of such profitability. In other words, it provides no concrete indication whatsoever as to the absolute or comparative level of PCM's profits, or as so how such unspecified and unanalyzed profits rendered PCM's fees "reasonable."

346.   Although as a private company PCM does not disclose its profits, former PCM employees, as discussed above, have asserted that PCM's profits exceeded $100 million in 2015. *See* ¶ 262, *supra*. This account is doubly confirmed by two analyses presented here:

           a. principally, the profitability analysis presented in Section VII.B, *supra* (based on opportunistic use of internally-managed BDC operating expenses as a proxy for the cost of providing BDCs with investment advisory and administrative services), which indicates that PCM's 2015 profits (calculated as the difference between PCM's fees and the average effective fee rate among internally-managed BDCs) were $102.6 million; and

b. additionally, the economy of scale analysis presented in Section VII.A.2-3, *supra*, which demonstrated that economies of scale generated by Prospect's recent asset growth (evident in the fact that PCM managed to grow fees eleven-fold while its work and expenses rose less than threefold), in turn generated immense profits for PCM of $98.9 million (calculated as the difference between the marginal increase in PCM expenses and the marginal increase in PCM fees).

347.   That all three indications of PCM's profits converge on approximately $100 million lends further credence to each, and hence all.

348.   PCM's $100 million profit is quite high in an absolute sense, as well as in a relative sense (taken as a fraction of revenue, it indicates gross margins of approximately 42%) and a comparative sense to other externally-managed BDCs (as PCM extracts fees from Prospect at rates so much higher than those that other BDCs pay to their investment advisers, its profits exceed the norm among externally-managed BDCs by the same margin that its fees do).

349.   In sum, the Fee Approval Summary in no way indicates that the Board, during the course of evaluating and approving Defendants' fees, exhibited adequate conscientiousness by reviewing relevant, complete and/or accurate information concerning PCM's profitability. Indeed, given (1) the above-summarized allegations, detailed herein in Section VII.B, *supra*, all indicating PCM's extremely high absolute and comparative profitability, and (2) the *absence* of such, or any, specificity in the Fee Approval Summary, the Fee Approval Summary, if anything, indicates that the Board displayed inadequate conscientiousness in its evaluation of, and conclusions respecting, PCM's profitability, relied on inaccurate or misleading information concerning PCM's profits, and/or failed to obtain adequate, accurate and objective information with respect to this matter.

350.   **Fall-out Benefits**.   The Fee Approval Summary contains representations purporting to indicate that Board considered information concerning fall-out benefits enjoyed by Defendants as a result of their relationships with Prospect.   Specifically, in reviewing and approving Prospect's fees, the Board "received" information "relating to . . . any existing and potential sources of indirect income to Prospect Capital Management or Prospect Administration from their relationships with us."

351.   This assertion is entirely generalized and declaratory, and does not identify any actual or concrete fall-out benefit that the Board considered.

352.   However, it is effectively certain that the material fall-out benefit described here in Section VII.C, *supra* – namely, PCM's creation of an alter-ego, PCA, and PCA's installation (by virtue of PCM's relationship with Prospect) as Prospect's administrator, yielding a new, additional and illegitimate fee stream ultimately flowing to PCM (through PCA) and consisting in substantial part of reimbursement of operating expenses that PCM would not otherwise be entitled to under the IAA – is *not* one that was disclosed to or considered by the Board.

353.   As the continued existence of this benefit requires that Defendants constantly maintain the façade separating PCA from PCM, and present PCA as if it were an entity distinct from PCM, it is highly unlikely that Defendants would disclose this fall-out benefit to the Board.

354.   Consequently, as the Fee Approval Summary contains no indication that the Board considered this fall-out benefit, and as the benefit's very nature suggests that disclosure would endanger its continued existence, there is strong indication that the Board failed to be informed of and/or consider the fall-out benefit identified here, and consequently that the Board's evaluation and conclusions with respect to fall-out benefits lacked adequate basis.

355.   **Economies of Scale**.   Although the Fee Approval Summary asserts that Board received and considered information concerning PCM economies of scale in providing Prospect with investment advisory services, it also indicates that the information reviewed by the Board was incomplete, inadequate, and/or misleading, and that the Board's evaluation and conclusions

with respect to the matter lacked adequate conscientiousness, and were flawed and counterfactual.

356.   Specifically, in approving Defendants' fees and finding them "reasonable," the Board: (a) "received . . . [and] considered information about the potential of Prospect Capital Management to realize economies of scale in managing our assets," and (b) "determined that at this time there were not economies of scale to be realized by Prospect Capital Management."

357.   As set forth in "Second" above, as the Fee Approval Summary was reproduced every year, absolutely *verbatim*, purportedly to describe the Board's fee evaluation processes each year between 2009 and 2015, the Board's cumulative "determin[ations]" that no economies of scale existed "at this time" mean that, for the entire 2009-2015 period, the Board believed economies of scale not to exist.

358.   This is directly counterfactual. Detailed available information for this very period shows that Prospect's sharp gross asset growth generated very substantial economies of scale for Prospect, as evidenced by the fact that as Prospect gross assets increased eleven-fold, the work required of PCM to manage such assets, and the expenses incurred by PCM to provide investment advisory services to Prospect, grew only three-fold. *See* Section VII.A.2-3, *supra*. This is prima facie *indication* that the per-unit cost to PCM of providing investment advisory services substantially decreased over the same period. Restricting analysis to shorter and more recent periods (*e.g.*, 2013-2015) indicates that the economies of scale were even greater. *See* ¶¶ 240-43, *supra*. In both and all period, all benefits generated through such economies of scale were retained and monopolized in entirety by PCM, and were not shared with Prospect through any PCM fee/rate reductions.

359.   The Fee Approval Summary's wholly conclusory assertion that the Board reviewed information relating to economies of scale provides no indication of any actual information the Board reviewed, let alone whether such information was accurate, complete and/or provided the Board with a sufficient basis to make a determination concerning economies of scale. The Board's equally conclusory "determin[ations]" that no economies of scale existed

between 2009 and 2015 strongly suggest, however, that the Board was *not* provided with adequate or accurate information, or, if provided with such information, failed to apply adequate conscientiousness in considering and evaluating it.

360.   Moreover, given the Board's determinations that no economies of scale existed, it is certain that the Board failed to consider any information at all as to:

      a. the *extent and amount* of the benefits produced by economies of scale; and/or

      b. the degree to which such benefits were monopolized by PCM or shared with Prospect.

4. The Board Has Rubber-Stamped the Fees that Defendants Proposed, Even as Prospect Analysts and/or Shareholders Have Repeatedly Brought PCM's Excessive Fees to the Board's Attention

361.   None of the above-detailed information relevant to evaluation of advisory fees is particularly new, or confronted the Board with new facts.

      a. PCM's advisory fee rates have stayed exactly the same since Prospect's inception as a publicly-traded BDC in 2004, as have the nature of the advisory services that PCM has provided.

      b. As Prospect gross assets rose to above $500 million in 2008, above $1 billion in 2011, $2 billion in 2012, $4 billion in 2013, and $6 billion in 2014., economies of scale have long been present – and, given PCM's entirely-unchanged fee rates, monopolized entirely by PCM. These, in turn, caused PCM's profitability to skyrocket.

      c. Similarly, the fall-out benefits alleged here – arising from PCM's installation of alter-ego PCA as Prospect's administrator – have stood and have been accruing to PCM since Prospect's first days as a publicly-traded BDC.

      d. Likewise, as the comparative performance data indicate, Prospect has long and consistently underperformed other BDCs (as well as applicable sector, industry and market index benchmarks).

362. Notwithstanding the long and continuing existence of the above facts and factors, the Board has continued to approve the advisory fees proposed by PCM, not just in May 2015, but in prior years as well, when the same facts and factors were present. Indeed, as detailed above (*see* ¶¶ 319-21, *supra*), the Fee Approval Summaries describing the Board's consideration and conclusions with respect to these factors have been, each year since at least 2009, word-for-word identical to each other.

363. Consequently, there is no indication that the Board has taken any action, either in the most recent fiscal year *or in any of the preceding ones*, to reject the fees proposed by PCM, or to act in any way to reduce or alter such fees.

364. In effect, therefore, Defendants have themselves determined the fees to which Prospect is subject, by proposing fees each year which the Board, in effect, has rubber-stamped with its own approval.

365. There is no indication that the Board did anything other than rubber-stamp the fees that Defendants proposed. There is no indication that the Board ever rejected advisory fees proposed by PCM, or negotiated for or demanded lower advisory fees, or sought to amend the "fine print" of the IAA in order to bring Prospect fees in line with BDC norms and better align them with Prospect shareholders and Prospect shareholder returns.

366. Prospect, as an investment company captive to PCM, and with a Board exhibiting captive behavior, does not engage in any such proactive or independent negotiation processes. Rather, PCM's fee proposals are approved in rubber-stamp fashion without reductions achieved through negotiations or counterproposals.

367. The Board's rubber-stamping has allowed PCM to continue to maintain and enjoy excessive investment advisory fees from Prospect for many years. Indeed, and as detailed above, the investment advisory fee rates through which PCM extracts from Prospect have remained exactly the same every year during the prior decade, notwithstanding that, in light of Prospect's sharp asset growth (and the consequent growth in PCM's economy of scale benefits, profits and

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fall-out benefits), such fees are, every year, *increasingly* excessive and disproportionate to the services rendered.

368. The Board's captive behavior and/or lack of adequate conscientiousness in evaluating and approving Prospect's fees stems, at least in part, from the fact that the information "received" by the Board, as mentioned in the Fee Approval Summary, is packaged and presented by Defendants.

369. Based on the publicly available record, Defendants did not provide the Board with sufficient, complete, and/or accurate information needed to fulfill its obligations, with the result that the fee-setting process lacked good faith and integrity.

370. In approving the IAA, it is apparent that the Board relied on information and analyses prepared by Defendants and designed to support Defendants' rationalizations for the fees charged to Prospect. For example and as detailed above, the Fee Approval Summaries indicate that PCM has not provided, and the Board has not considered, adequate information regarding, among other things: the advisory fees charged by other BDCs; the economies of scale enjoyed and fall-out benefits received by PCM; and PCM's profitability.

371. The Board has not considered information or analyses reflecting the interests of Prospect or its shareholders with respect Defendants' fees, and has not critically assessed Defendants' rationalizations for those fees. For example, and as the Fee Approval Summaries indicate, it appears that (1) PCM has made misleading representations to the Board, including representations regarding PCM's economies of scale in providing services to Prospect, PCM's profitability and fall-out benefits, and Prospect's fees and performance as compared to those of other BDCs, and (2) the Board rarely, if ever, questions any information provided by PCM.

372. Moreover, the Board has failed to consider such information even as Prospect analysts and/or shareholders have directed vociferous and repeated criticism of PCM's excessive fees to at least two Board members: Messrs. Barry and Eliasek (who are also PCM's senior-most and controlling officers).

373.   Specifically, during Prospect's conference calls with analysts and investors in connection with disclosure of Prospect's operational and financial results for the second and third quarters of fiscal 2015 – held, respectively, on February 5, 2015 and May 7, 2015 – multiple analysts and/or investors confronted Board members Barry and Eliasek with assertions that Defendants' fees were excessive.

374.   On February 5, 2015, two analysts – Jonathan Bock, of Wells Fargo Securities, and Christopher Nolan, formerly of MLV & Co. and currently at FBR & Co. – informed Board members Barry and Eliasek that Defendants' fees were excessive in light of:

a.   The poor returns and performance generated for Prospect shareholders, which deteriorated even as PCM's fees skyrocketed, and to which PCM's fees were neither linked nor connected through any sort of Lookback/Cap mechanism (Jonathan Bock); and

b.   The effective fee rate paid by Prospect to Defendants, which exceeded that of other BDCs (Christopher Nolan):

Jonathan G. Bock: Yeah. Appreciate that. And then, I guess in terms of – Jon, when you talk about being a shareholder, I appreciate your comments. So right now, if you maybe fast forward, **rewind a couple of quarters your shareholders were receiving a $0.33 dividend and had a NAV of $10.72 and today they're going to receive a $0.25 dividend with NAV obviously lower than that. Yet outperformance fees and incentive fees paid to you went up from $43 million to over $57 million. Is that fair that shareholders can take less and will now receive less while the manager receives more?**

***

Brian H. Oswald: But I – but Jon, I want to be clear, I appreciate the questions, because they give us an opportunity to respond and explain why we disagree with some of the answers that have been put out there. And we believe that our answers are data driven and are supported by substantial evidence. You might even look up. I'm going to speculate that your statement about the management company making more money while shareholders see their share price decline, it's probably true, I am going to guess a 20 BDCs. That's going to be my guess.

Jonathan G. Bock: I guess that the reference to John, and just to be clear, **you can't control your share price, but you can control your return on equity and your NAV by making proper capital allocation and market decisions. And you can also control your dividend distribution. Those are the measures that people choose to attach in many cases management fees too over time, particularly as it relates to NAV through realized loss look-backs and unrealized loss look-backs. If that's the case, and you've delivered significant value and we can cap it with this?**

M. Grier Eliasek: But Jon, you're starting [indiscernible] that our NAV is doing worse than the others. That is just wrong. Well, we just put out in the quarter and a lot of folks have yet to report, when you line up and have a table of NAV performance, PSEC will end up doing better than the vast majority of folks in my prediction.

Jonathan G. Bock: I appreciate. We can easily just...

M. Grier Eliasek: [indiscernible].

 Jonathan G. Bock: We can easily just say at the end of the day, **if NAV falls, is there a point where shareholders are somehow receiving less in the form of NAV and distributions, does the incentive fees still need to increase in light of those two facts?** That's the question.

John Francis Barry: [indiscernible] another predicate to your question, our incentive fees are not increasing real-time, okay. And so, that's just – there is a number of [indiscernible] your question, that is incorrect for the audience. First of all, the dividends, they went – dollars retain the business, it's now destroyed, that's not correct.

Jonathan G. Bock: Right.

John Francis Barry: The PSEC's NAV performance is worse than peers, that's false, it's been better than peers, when you look the last quarter. Brian has shown me how the incentive fees went down year-over-year in the last quarter. So, you made three statements there, Jon, which are just wrong and we have to correct on the record for everybody to hear.

Jonathan G. Bock: No. We appreciate it. I think that **the dividend is down, NAV is down and fees are up and on an absolute basis. That's the point**.

John Francis Barry: Fees are not up. They're down, Jon. So, that's another wrong statement...

Jonathan G. Bock: Not quarter-over-quarter, sir. I'm talking over a period of one year.

John Francis Barry: Okay. What well we're doing – this is an earnings call for December and we're talking about this quarter. But also, as I've said, any BDC that increased its asset base and has a contract identical to ours, of which the vast majority the industry has, can be tarred with this same brush. But, why this is always are being focused on us? I know, you have a story and you're sticking to it, I get it. But, again, we're all entitled to our own opinion, but we're not all entitled to our own set of facts. Please look at our financials and when you make statements, please check our financials before you make them. I would appreciate it, okay?

Jonathan G. Bock: We will, and those facts were correct, and I appreciate your time today to take the question.

John Francis Barry: We don't think they were.

M. Grier Eliasek: They were not correct. Next question, please.

Operator: We have a follow-up question from Christopher Nolan with MLV & Company.

Christopher Nolan: Hi. I appreciate the back and forth just now, but I want to pull Jon Bock. **I like PSEC, I have a buy-rating on the stock, but the management has also paid at the very highest levels compared to other BDCs. And I think his point in terms of lower dividends and erosion of book value are well taken. I think management, the PSEC is quality, but at the same time, $1 retained in this business actually to a larger percent than other BDCs actually goes to management. So, that's my statement**.

M. Grier Eliasek: Hey, Chris. Thanks so much for your thought. We really appreciate that. And I think[indiscernible] company also supports this business with some pretty substantial personal investments as well. But we appreciate your comments. Thank you, Chris.

Christopher Nolan: Thank you.

Operator: Thank you. And at this time, I would like to turn the call back over to management for any closing comments.

John Francis Barry: Okay. So, we don't have any more questions. I appreciate the spirited discussion, and I'm looking forward to the next earnings call. And meanwhile, we're going to get back to work doing the best we can. Thank you, all.

See Bloomberg transcript of Prospect Q2 2015 conference call, at 13-16 (emphasis added).

375.   As the above exchange between these analysts and Board members Barry and Eliasek demonstrates:

      a.   Board members Barry and Eliasek were not functioning as disinterested directors and were not focusing on their fiduciary duties to Prospect and Prospect shareholders, but instead were functioning as interested senior officers and control persons of PCM;

      b.   Board members Barry and Eliasek propounded multiple misleading and/or false factual assertions in attempting to defend Defendants' fees, including:

          i.   insisting that Defendants' fees were falling, when in fact they were rising;

          ii.   insisting that the returns delivered by PCM to Prospect and Prospect shareholders were superior to other BDCs, when in fact they were inferior;

          iii.   that the analysts' claims otherwise were incorrect; and

          iv.   that the analysts' criticisms of Prospect's fees therefore lacked basis and/or were otherwise unfairly applied to Prospect (versus other BDCs).

376.   However, during Prospect's very next conference call, on May 7, 2015, two further analysts (and/or Prospect shareholders) again sought to bring Defendants' excessive fees to the Board's attention. The first, Mr. Morford, suggested that part of the reason why Prospect

shares traded at such a steep discount to Prospect's stated NAV was Defendants' excessive fees, which continually function to deplete Prospect's NAV and which violated PCM's fiduciary duties.   The second encouraged Board member Eliasek, who first avoided answering Mr. Morford's questions and then prevented Mr. Morford from posing any further ones, to answer the question originally posed, and accused PCM of charging as fees "whatever you can get away with:"

> Operator: The next question will come from Allen Morford of Investors First. Please go ahead.
>
> **Allen Morford**: Hello?
>
> **John Francis Barry**: Hi, Alan.
>
> **M. Grier Eliasek**: Hi, Allen. Go right ahead. We could hear you, sir.
>
> **Allen Morford**: Yeah. I'm very concerned about a number of things and **investors right now are suffering with 25% discount from net asset value, and you guys continue to collect a fee based upon net asset value. I don't think that's really fair in this environment. I think if you take a look at your stock and long term, the big issue in terms of net asset value has directly been related to your excessive fees**. And there have been some situations here recently where some very, very large investors have come in and, in effect, done a proxy to either have the management reorganized their fee structure or take them out, and your fees are just incredible. It just doesn't make any sense to me. **I do not believe you're acting as a fiduciary because of these fees and I like you to comment to that**.
>
> **M. Grier Eliasek**: Sorry, I think, we missed the first part of your question with some echoing. Look, on the subject of management fees, our management fees declined in the March quarter compared to the prior quarter. We have a significant performance component that people take careful attention to, and earnings went down and incentive fee and overall management fees went down. So, we think that's in place, number one. . . But we do appreciate your concerns, and we're working hard to arrest the discount situation by focusing on driving earnings longer term, trying to have that translate into an increase in the dividend. There's no guarantees in

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that, but we're working on drivers which we think will be helpful toward that objective . . .

Allen Morford : I have another question.

M. Grier Eliasek: Allen, in the interest of time, we're going to go onto the next question. But thank you, sir.

Operator: Our next question will come from [indiscernible] of Etrade. Please go ahead.

<Q>: I hope you can hear me. Can you hear me?

M. Grier Eliasek: We can indeed, [ph] Alice. Go ahead.

<Q>: Okay. Thank you. **I'm listening to the guy before me and you really – indirectly, you really didn't answer his questions that the fees – that it just seems like it's like whatever you can get away with and that you've done it that way. And I think that you need to correct that.** And my other – with all the millions listening to this conference call, they have to talk about – my question is when can we expect the stack to at least go up 50%? Maybe you consider up to 12% or 11%. Do you see that in the forecast or not really?

M. Grier Eliasek: Well, [ph] Alice as we said in the last – to the last question, we're working on things to demonstrate from a communication standpoint the recurring nature of our earnings for that to get out there. We don't think a 12.5% dividend yield, which would convey a potential risk attached to it, is appropriate. When you look at our business, that's predominantly a first lien senior secured lending business with very thoughtful and protective and laddered liabilities attached to it within a registered structure that limits indebtedness to less than one-to-one. So, we don't think that's appropriate. We're trying to do more in enhanced communication to fit with our message as well as to communicate that in a rising rate environment, we have floating rate assets. Our whole industry is sold off to a discount situation, not singular and unique to our company, and we understand the frustration and rest assured as some of the largest shareholders in the company were concerned about addressing that as well. Thank you very much.

John Francis Barry: Okay, thank you. We need to go onto the next question.

John Francis Barry: Okay. I think we're all set now. Thank you very much. Have a wonderful lunch.

Operator: Ladies and gentlemen, the conference has now concluded. We thank you for attending.

See Bloomberg transcript of Prospect Q3 2015 conference call, at 9-10 (emphasis added).

377.   The above exchanges provide concrete indication that at least two Board members, Messrs. Barry and Eliasek, have failed to recognize and act according to their fiduciary duties, have sought to maintain Defendants' fees at excessive levels even in the face of analyst and/or shareholder complaints about such excessive fee levels, and have propounded false and/or misleading information in so doing.

378.   As these Board members are also senior officers and control persons of PCM (and PCA), and as such charged with providing the Board with relevant and necessary information for evaluation of Defendants' fees, the information they provided to the remainder of the Board may have been similarly oriented and similarly misleading.

VIII.   ADDITIONAL EXCESSIVE FEES GENERATED BY OVERVALUATION OF PROSPECT'S $1 BILLION IN CLO EQUITY INVESTMENTS

379.   In addition to the factual allegations set forth in Sections VI and VII *supra* relating to each of the *Gartenberg* factors and indicating Defendants' extraction of excessive fees, the additional facts set forth below demonstrate that PCM generates *additional* excessive fees based on its overvaluation of Prospect's CLO portfolio. Such overvaluation:

    a.   does not clearly relate to any of the *Gartenberg* factors; but

    b.   provides *additional* indication that Defendants' fees were excessive.

380.   At all relevant times, Prospect's gross assets have included more than $1 billion in CLO equity positions. An introduction as to the nature, structure, risk and value of such securities is provided in Section VIII.A, *infra*. Prospect's actual positions and exposures are summarized in Section VIII.B *infra*, and further detailed in Section VIII.C, *infra*, together with

substantial indication that those positions were overvalued on Prospect's books at all relevant times.

381. By maintaining CLO equity positions at inflated valuations, PCM inflated the purported value of Prospect's gross assets, and hence PCM's own base management fees, payable at an annualized rate of 2% of gross assets. Detailed and mutually-reinforcing allegations set forth in Section VIII.C *infra* indicate that Prospect's CLO equity was overstated by at least 10%, and by as much as 25-30%. These sums in turn indicate that between $2 million and $6 million of Prospect's annual base management fees were additionally – and *a priori* – excessive, insofar as they were generated on the basis of inflated, rather than accurate, asset valuation.

A. A CLO Primer

382. CLOs are much like BDCs. CLOs and BDCs:

    a. issue securities to investors in order to raise money to invest in a pool of assets, whose principal and interest cash flows are pooled and re-channeled to provide principal and interest returns to investors purchasing the issued securities;

    b. focus on similar assets – primarily or wholly, loans to private companies; and

    c. employ investment advisers to select and manage the pool of underlying loan assets.

383. The main relevant difference between CLOs and BDCs is that CLOs issue multiple "tranches" of securities, structured to possess variously senior/subordinate claims to the CLOs' underlying asset pool and its cash flows. Table 16 below depicts the average tranche structure of recently-issued CLOs.

    a. The cash flow generated by the *entire* underlying asset pool is directed to flow *down* the tranche structure from top to bottom, so that senior tranche claims (*e.g.*, periodic interest coupons) are first satisfied in full, then next-most-senior, etc. -- making senior tranches safer (*i.e.*, more likely to receive full payment) than more junior tranches. Senior tranches consequently garner higher credit ratings, reflecting their lower risk, and are provided with lower coupons. Junior tranches bear lower credit ratings, reflecting their higher risk, and are provided with higher coupons to compensate for increased risks.

b. Conversely, defaults and losses experienced by the underlying pooled assets flow up the tranche structure from bottom to top, so that the most junior tranche is first affected, and then each more senior tranche in turn.

    i. In terms of *interest*, as loans in the underlying asset pool default and cease paying interest, the resulting cashflow shortfalls are felt first in the most junior tranche, whose cashflows are curtailed in like measure. As underlying asset defaults increase, the diminished cashflow, after satisfying payment obligations on the more senior tranches, may not suffice to reach the most junior tranche – and, as underlying asset defaults increase further and further diminish cash-flow, funding for progressively more senior tranches' coupons is affected, impaired and/or shut off.

    ii. In terms of *principal*, similarly, principal losses suffered by underlying assets will accrue first to the most junior tranche. As losses pile up, they can cause complete principal impairment to the most junior tranche and begin to impair more senior tranches (*e.g.*, where underlying assets generate $70 million in losses, they could cause complete impairment of the $50 million most-junior tranche, complete impairment of the $15 million tranche immediately above it, and $5 million of impairment to the $20 million tranche above that).

Table 16
Average CLO Tranche Structure

CLO Assets	CLO Tranches	Details
Collateral Pool – ~150 loans	AAA	**Class A Notes** (63% of capital structure). AAA rating. LIBOR +1.10% coupon
	AA	**Class B Notes** (10% of capital structure). AA rating. LIBOR +1.75% coupon
	A	**Class C Notes** (5% of capital structure). A rating. LIBOR +2.75% coupon
	BBB	**Class D Notes** (5% of capital structure). BBB rating. LIBOR +3.5% coupon
	BB	**Class E Notes** (4% of capital structure). BB rating. LIBOR +5.0% coupon
	B	**Class F Notes** (3% of capital structure). B rating. LIBOR +6.5% coupon
	Equity	**Equity Tranche** (10% of capital structure) - Unrated. Receives all residual cash flows generated from asset portfolio after coupons on more senior tranches are paid (estimated internal rate of return ~15%).

384.   The intent and result of such CLO tranche structuring was to place each tranche at a sufficient remove from the risk of interest and/or principal losses to merit a distinct credit rating. More senior tranches are progressively more and more removed from risk, in an amount equal to the sum total of the par value of the tranches more junior to them. Table 16 above makes this visually apparent.

385.   Such structuring has perhaps its most salient consequences for the tranches at the very top and the very bottom of the CLO capital structure.

        a. At the top, the most senior CLO tranche, rated AAA, occupies the top 67% of the capital structure, where it is protected by all the more junior tranches, and where, by virtue of the presence of such junior tranches, its risk of principal loss becomes infinitesimal. For example, in a so-structured, 33% of the underlying assets would have to default and, upon default, lose 100% of their value (or 67% of the assets default while, upon default, losing 50% of their value) in order for underlying asset losses to overwhelm all more junior tranches and reach the most senior tranche. Precisely because it is so safe through such structuring, the senior tranche is provided with a low coupon.

        b. At the bottom, the most junior CLO tranche, commonly termed the equity tranche, has no more-junior tranches to protect it, and thus stands "first in line" for any interest and/or principal losses as underlying pooled assets default and/or suffer losses. Its proximity to risk makes its too risky for any credit rating, and hence it is neither rated nor provided with a fixed coupon. However, the same structuring that makes the equity tranche so risky also allows it to proffer attractive risk-adjusted returns, principally by means of what is termed the "CLO arbitrage, "which flows in entirety and in leveraged fashion to CLO equity investors.

386.   The CLO arbitrage refers to the fact that, a result of such structuring (particularly at the top and bottom of the capital structure), the CLO takes in more money (*i.e.*, cashflows

generated by the underlying asset pool) than it is obligated to pay out (fees and expenses to managers and administrators, coupon obligations on rated notes). This arbitrage arises, primarily, because: (1) a CLO's assets generally have relative high coupons (*e.g.*, LIBOR +5.00%), while (2) the largest part of the CLO's liabilities – *i.e.*, the senior-most tranche, which constitutes 60%-70% of CLO capital structure – requires pay-out of a very low coupon (*e.g.*, LIBOR +1.10%), while an additional 10% of the liabilities, which form the equity tranche, require no fixed pay-out at all.

387. The "excess spread" generated by such CLO arbitrage is then directed to investors in the CLO equity tranche, where it provides them with leveraged returns. For example, if a CLO's assets generate on weighted average LIBOR +5.00%, while the same CLO's liabilities required payout on weighted average of LIBOR +3.00%, then the "excess spread" generated by the CLO is the difference: *i.e.*, 2.00% of the CLO's par value, per year. That 2% return on the whole CLO, when funneled down solely to holders of the CLO equity tranche (which itself constitutes only 10% of the CLO), thereby provides equity tranches investors with returns of 20% per year. For example and concretely, in a so-structured $500 million CLO: (1) the equity tranche would be sized at 10%, or $50 million; (2) the excess spread of 2% would amount to $10 million per year; and (3) equityholders' returns, of $10 million per year on principal investment of $50 million, would be 20%.

388. CLO equity returns, however, are often front-end weighted. At CLO birth, as all underlying assets are performing, excess spread generation is at is maximum. However, as the CLO continues to operate, underlying assets may default and cease to pay interest, thus directly cutting the amount of excess spread generated. Should a sufficient amount of assets default and/or cease paying interest in part or in full, the ability to generate excess spread above and beyond the CLO's more senior obligations (fees and expenses to counterparties, coupon payments on more senior notes) may be eliminated altogether – and with it, any further positive

returns for CLO equityholders.[26]   Moreover and similarly, as underlying assets default and/or generate principal losses over time, mounting such losses increasingly expose CLO equityholders to principal impairment.   Consequently, the principal value of CLO equity can diminish over time, as potential and remaining returns also diminish.

B.   Prospect's CLO Investments

389.   CLOs are *not* among the "eligible" investments that must, pursuant to ICA Section 55(a), constitute at least 70% of a BDC's portfolio.   Consequently, CLOs, together with all other similarly non-eligible assets, can constitute no more than 30% of a BDC's portfolio (the "Non-Eligible Bucket").   Under PCM's investment advice, Prospect has focused utilization of its Non-Eligible Bucket on CLOs, which alone fill more than half of all available space in the Non-Eligible Bucket.

390.   Specifically, at the close fiscal 2015, Prospect's gross assets included investments, in 37 different CLOs, with a purported aggregate value of $1.145 billion, constituting 16.8% of Prospect's gross assets.   *See e.g.* Prospect 2015 Form 10-K at 145-46; Bloomberg transcript of Prospect Q4 2015 Conference Call Transcript, at 4.

391.   More specifically still, almost all of Prospect's CLO investments are investments in CLO *equity* tranches.   At the close of fiscal 2015, Prospect's $1.145 billion of CLO holdings included $1.113 *billion* of CLO equity and only $32.4 million of CLO debt (which debt securities Prospect has since sold off).   *See e.g.* Prospect 2015 Form 10-K at 145-46.   Indeed, PCM has made Prospect into the world's *largest* CLO equity investor:

> Eliasek: . . . I mean, take CLOs where we're actually the largest investor in the equity tranche of U.S. CLOs, we think on the planet. . .

See Bloomberg transcript of Prospect Q1 2015 Conference Call, at 11

---

[26]   Most CLOs also feature a variety of tests or "triggers,"   -- specifically, "interest coverage" or "IC" tests/triggers, and "overcollateralization" or "OC" tests/triggers – which operate to shut off cash flows to equity tranche holders when risk rises, to ensure that the CLO is able to meet its more senior principal and interest obligations.

392.   Prospect's CLO investment strategy focuses particularly on taking "majority" positions in CLO equity tranches: *i.e.*, purchasing more than 50% of the total amount of equity issued by a given CLO: indeed, PCM often purchases a CLO tranche in its effective entirety. PCM selects such majority/entirety positions for two reasons:

   a. First, decisions concerning certain CLO operations, such as whether or not to "call" the transaction after an initial multi-year "no-call" operating period, are made by majority vote of equity interests. *See e.g.* Prospect 2015 Form 10-K at 45. Consequently, taking a majority stake in an equity tranche provides Prospect with associated "control rights" over the CLO. PCM asserts that such control rights possess value, and make the CLO equity position more valuable than an otherwise equivalent but passive position.[27]

   b. Second, and especially when purchasing an equity tranche in effective entirety, Prospect insulates itself from mark-to-market exposure and/or risk.[28] Concretely, if there are multiple purchasers of an equity tranche, and one or several subsequently transact that tranche, the prices of such market transactions can force other holders of the same equity tranche to re-"mark" their valuation of the tranche to the most-recent observable market valuation: *i.e.*, "marking to market." However, where Prospect purchases the tranche in

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[27]   *See e.g.* Bloomberg transcript of Prospect Q4 2015 Conference Call Transcript, at 4 ("Our structured credit business performance has exceeded our underwriting expectations, demonstrating the benefits of pursuing majority stakes . . . Recently, we've utilized our position as a majority holder to optimize our portfolio through improved financing and other terms by refinancing liabilities at lower rates as well as removing bond baskets for several of our structured credit investments."); Bloomberg transcript of Prospect Q1 2015 Conference Call Transcript, at 9-10 ("The second risk is reinvestment risk, where times get too good and spreads diminish, as loans repay and prepay. And we manage that risk by being in a majority seat, and we can call the deal whenever spreads start to diminish and your spread should decline. You do not get that right if you are just a bit player in the deal, if you only own 10%, 20%, 30%. You only have that right sitting in the majority seat, which has been our disciplined distinct strategy for many years now . . .") and 15 ("In the CLO business . . . as Grier mentioned, we set the arbitrage when we invest, we have the call right being the biggest in the business, being able to in effect throw our weight around, invest with great managers on terms that we like, and as a result, we've been able to maintain high positive returns on the entire fleet to date."); Bloomberg transcript of Prospect Q2 2015 Conference Call, at 10 ("[W]e have embedded into many of our deals, certain rebates on costs. As a control investor, we can throw our weight around and get a special deal, above and beyond buy and at much more attractive OID levels than other investors").

[28]   *See e.g.* Prospect Presentation at 28 (outlining Prospect's "Structured Credit" strategy, and noting "No mark-to-market exposure").

effective entirety, there will be no other such market transactions, rendering Prospect *immune* to any mark to market exposure (at least, based on observable market prices for the *same* security).

393.   Consequently, with the purported added value flowing from taking majority stakes in CLO equity and acquiring control rights, and (largely) unconstrained by direct mark-to-market comparisons, Prospect valued its CLO equity holdings at $1.113 billion, which was *above* their $1.072 billion cost. *See* Prospect 2015 Form 10-K at 67.

C.   Prospect's Overvaluation of its CLO Holdings

394.   Table 17 on the following page sets forth each of the CLO equity positions held by Prospect during fiscal 2015 and the first half of fiscal 2016, as well as Prospect's valuations of such positions throughout this time.

Table 17

Prospect CLO Equity Positions and Valuations:

Fiscal 2015 and First Half of Fiscal 2016

		June 30, 2014			December 31, 2014			June 30, 2015			December 31, 2015		
CLO Equity Tranche	Principal Value	Cost	Fair Value	Valuation as Function of Cost	Cost	Fair Value	Valuation as Function of Cost	Cost	Fair Value	Valuation as Function of Cost	Cost	Fair Value	Valuation as Function of Cost
Apidos CLO IX	$23,525,000	$18,444,000	$19,903,000	107.91%	$18,261,000	$18,965,000	103.86%	$20,644,000	$22,325,000	108.14%	$20,400,000	$20,618,000	101.07%
Apidos CLO XI	$38,340,000	$33,937,000	$37,087,000	109.28%	$32,764,000	$34,261,000	104.57%	$31,485,000	$32,108,000	101.98%	$30,547,000	$27,324,000	89.45%
Apidos CLO XII	$44,063,000	$42,042,000	$42,499,000	101.09%	$39,961,000	$40,811,000	102.13%	$37,751,000	$38,817,000	102.82%	$36,216,000	$32,126,000	88.71%
Apidos CLO XV	$36,515,000	$37,038,000	$36,715,000	99.13%	$35,620,000	$35,215,000	98.86%	$33,958,000	$30,911,000	91.03%	$32,554,000	$26,304,000	80.80%
Apidos CLO XVII	$31,350,000	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	$27,440,000	$24,338,000	88.70%
Babson CLO 2012-I	$35,000,000	$33,591,000	$33,801,000	100.63%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Babson CLO 2012-II	$27,850,000	$26,764,000	$27,230,000	101.74%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Babson CLO 2014-III	$52,250,000	n/a	n/a	n/a	$51,031,000	$50,301,000	98.57%	$47,799,000	$47,148,000	98.64%	$45,695,000	$41,377,000	90.55%
Brookside Mill CLO	$26,000,000	$22,613,000	$25,081,000	110.91%	$22,345,000	$24,453,000	109.43%	$21,432,000	$24,566,000	114.62%	$20,620,000	$20,596,000	99.88%
Cent CLO 17	$24,870,000	$21,999,000	$23,896,000	108.62%	$21,054,000	$23,164,000	110.02%	$20,309,000	$20,922,000	103.02%	$19,561,000	$18,240,000	93.25%
Cent CLO 20	$40,275,000	$40,483,000	$40,259,000	99.45%	$37,296,000	$38,076,000	102.09%	$35,724,000	$33,505,000	93.79%	$34,219,000	$28,657,000	83.75%
Cent CLO 21	$48,528,000	$46,597,000	$46,154,000	99.05%	$47,382,000	$44,694,000	94.33%	$43,038,000	$41,910,000	97.38%	$40,592,000	$36,245,000	89.29%
CIFC Funding 2013-III	$44,100,000	$39,534,000	$43,217,000	109.32%	$37,432,000	$41,626,000	111.20%	$35,412,000	$35,599,000	100.53%	$33,696,000	$29,800,000	88.44%
CIFC Funding 2013-IV	$45,500,000	$40,255,000	$40,934,000	101.69%	$38,250,000	$39,781,000	104.00%	$36,124,000	$38,265,000	105.93%	$34,608,000	$33,242,000	96.05%
CIFC Funding 2014-IV	$41,500,000	n/a	n/a	n/a	$39,555,000	$37,873,000	95.75%	$34,921,000	$36,195,000	103.65%	$33,081,000	$30,264,000	91.48%
Galaxy XII CLO	$22,000,000	$19,498,000	$20,449,000	104.88%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Galaxy XV CLO	$35,025,000	$29,777,000	$31,824,000	106.87%	$28,583,000	$30,629,000	107.16%	$27,762,000	$29,739,000	107.12%	$29,703,000	$28,831,000	97.06%
Galaxy XVI CLO	$24,575,000	$20,790,000	$20,573,000	98.96%	$19,801,000	$19,861,000	100.30%	$20,434,000	$20,849,000	102.03%	$19,763,000	$17,885,000	90.50%
Galaxy XVII CLO	$39,905,000	$36,811,000	$36,589,000	99.40%	$37,390,000	$34,809,000	93.10%	$33,493,000	$33,742,000	100.74%	$32,104,000	$28,571,000	89.00%
Halcyon Loan Advisers Funding 2012-1	$23,188,000	$20,600,000	$22,570,000	109.56%	$20,454,000	$22,870,000	111.81%	$19,941,000	$23,172,000	116.20%	$19,097,000	$21,150,000	110.75%
Halcyon Loan Advisers Funding 2013-1	$40,400,000	$38,460,000	$41,509,000	107.93%	$36,781,000	$40,448,000	109.97%	$34,936,000	$39,208,000	112.23%	$33,466,000	$34,394,000	102.77%
Halcyon Loan Advisers Funding 2014-1	$24,500,000	$23,471,000	$23,110,000	98.46%	$21,694,000	$22,925,000	105.67%	$21,020,000	$22,096,000	105.12%	$19,723,000	$18,826,000	95.45%
Halcyon Loan Advisers Funding 2014-2	$41,164,000	$38,630,000	$38,066,000	98.54%	$37,185,000	$39,340,000	105.80%	$34,732,000	$37,555,000	108.13%	$32,877,000	$31,761,000	96.61%
Halcyon Loan Advisers Funding 2015-3	$39,598,000	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	$38,786,000	$37,099,000	95.65%
Harborview CLO VII	$19,025,000	n/a	n/a	n/a	n/a	n/a	n/a	$15,252,000	$15,197,000	99.64%	$14,542,000	$13,129,000	90.28%
Jefferson Mill CLO	$19,500,000	n/a	n/a	n/a	n/a	n/a	n/a	$16,928,000	$16,928,000	100.00%	$17,027,000	$13,682,000	80.35%
LCM XIV	$26,500,000	$24,914,000	$25,124,000	100.84%	$23,824,000	$24,033,000	100.88%	$22,636,000	$23,163,000	102.33%	$24,013,000	$23,257,000	96.85%
Madison Park Funding IX	$31,110,000	$24,546,000	$27,266,000	111.08%	$23,925,000	$26,288,000	109.88%	$23,663,000	$25,804,000	109.05%	$23,043,000	$23,580,000	102.33%
Mountain View CLO 2013-I	$43,650,000	$40,754,000	$43,555,000	106.87%	$38,989,000	$42,284,000	108.45%	$37,168,000	$40,480,000	108.91%	$35,469,000	$35,326,000	99.60%
Mountain View CLO IX	$47,830,000	n/a	n/a	n/a	n/a	n/a	n/a	$44,739,000	$44,666,000	99.84%	$46,175,000	$42,110,000	91.20%
Octagon Investment Partners XV	$28,571,000	$24,338,000	$26,732,000	109.84%	$23,755,000	$25,844,000	108.79%	$24,515,000	$26,461,000	107.94%	$27,092,000	$26,460,000	97.67%
Octagon Investment Partners XVIII	$28,200,000	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	$21,084,000	$21,386,000	101.43%
Sudbury Mill CLO	$28,200,000	$26,914,000	$26,140,000	97.12%	$22,855,000	$25,276,000	110.59%	$22,562,000	$24,425,000	108.26%	$21,605,000	$19,601,000	90.72%
Symphony CLO IX	$45,500,000	$37,734,000	$44,294,000	117.38%	$36,408,000	$42,520,000	116.79%	$34,797,000	$40,034,000	115.05%	$33,587,000	$31,970,000	95.19%
Symphony CLO XIV	$49,250,000	$49,858,000	$49,025,000	98.33%	$50,503,000	$47,319,000	93.70%	$44,018,000	$45,641,000	103.69%	$41,284,000	$36,281,000	87.88%
Symphony CLO XV	$50,250,000	n/a	n/a	n/a	$48,648,000	$48,798,000	100.31%	$46,994,000	$46,452,000	98.85%	$45,302,000	$38,901,000	85.87%
Voya CLO 2012-2	$38,070,000	$31,058,000	$35,843,000	115.41%	$30,179,000	$34,126,000	113.08%	$30,002,000	$32,391,000	107.96%	$28,929,000	$28,465,000	98.40%
Voya CLO 2012-3	$46,632,000	$39,368,000	$43,960,000	111.66%	$37,954,000	$41,796,000	110.12%	$37,208,000	$38,465,000	103.38%	$35,732,000	$33,757,000	94.47%
Voya CLO 2012-4	$40,613,000	$34,941,000	$39,647,000	113.47%	$33,791,000	$38,204,000	113.06%	$32,918,000	$34,977,000	106.25%	$31,502,000	$30,668,000	97.35%
Voya CLO 2014-1	$32,383,000	$33,825,000	$32,949,000	97.41%	$30,521,000	$31,848,000	104.35%	$28,886,000	$29,170,000	100.98%	$27,246,000	$25,687,000	94.28%
Washington Mill CLO	$22,600,000	$21,601,000	$21,583,000	99.92%	$20,073,000	$21,468,000	106.95%	$19,542,000	$20,137,000	103.04%	$19,327,000	$17,231,000	89.16%
Total / Average		**$1,021,185,000**	**$1,067,584,000**	**104.54%**	**$1,044,264,000**	**$1,089,906,000**	**104.37%**	**$1,072,743,000**	**$1,113,023,000**	**103.75%**	**$1,127,707,000**	**$1,049,139,000**	**93.03%**

145

395.   As Table 17 details, from June 30, 2014 and at all times until December 30, 2015 (*i.e.*, prior to December 31, 2015), almost every single one of Prospect's CLO equity positions was valued above cost, and, in aggregate, were maintained throughout at an average mark of 104% of initial cost.   As Table 17 also reveals, Prospect marked down such positions substantially, to an average valuation of 93.0% of cost (as of December 31, 2015).

396.   For the reasons set forth below, the above valuations were, from at least December 31, 2014 onwards, materially overstated, and continued to be materially overstated even after Prospect's belated CLO equity markdowns as of December 31, 2015.

397.   **First**, by early calendar 2015 at the latest, CLO equity – functioning as the canary in the credit coal mine as the credit cycle began to turn, and as substantial credit concerns materialized in the high-yield sector generally and the energy sector particularly – was widely recognized to require markdowns. Consequently, during Prospect's February 5, 2015 conference call with analysts and investors for the second quarter of fiscal 2015, Wells Fargo analyst Jonathan Bock confronted PCM on the "befuddl[ing]" above-cost valuation of Prospect's CLO holdings:

> Jonathan G. Bock: I mean, I appreciate that. But I do think CLO equity is trading between 6 points to 8 points lower and so to hold it at par to point when we can pretty easily see that values are down, it befuddles us. . .

See Bloomberg transcript of Prospect Q2 2015 conference call, at 10.

398.   When challenged on Prospect's CLO valuations – on this as well as all subsequent occasions detailed below – PCM has sought to defend them by asserting, *inter alia*:

a. that its CLO equity positions are more valuable than normal/other CLO equity positions because of the "majority stake" Prospect takes in each CLO equity investment it makes, which affords Prospect "control rights" that other CLO equity investors do not have;[29]

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[29]   *See e.g.* Bloomberg transcript of Prospect Q2 2015 conference call, at 11-12; Bloomberg transcript of Prospect Q1 2016 conference call, at 9-10; Bloomberg transcript of Prospect Q2 2016 conference call, at 4.

b. that its CLO equity positions are more valuable because Prospect's market size, as the world's largest CLO equity investor, allows Prospect to "throw [its] weight around" and, for example, secure favorable original issue discounts;[30]

c. that its CLO equity positions are more valuable because of Prospect's due diligence in selecting CLO investments, including limiting its investments only to those CLOs managed by top-tier CLO managers, and screening and evaluating the CLOs' underlying loan portfolios;[31]

d. that its CLOs feature better asset performance and lower asset risk than CLOs generally. For example, PCM asserted that its CLO portfolios' loans defaulted at much lower rates than the average default rate in the wider syndicated loan market.[32] Likewise, throughout 2015, as concerns materialized about the creditworthiness of loans extended to energy-related companies, PCM asserted that the average energy sector exposure in its CLOs was lower than in the wider CLO market;[33] and

e. that, in any event, PCM has no hand or role in determining such valuations, as Prospect employs a specialized, independent third-party valuation consultant –

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[30] *See e.g.* Bloomberg transcript of Prospect Q2 2015 conference call, at 10 ("we have embedded into many of our deals, certain rebates on costs. As a control investor, we can throw our weight around and get a special deal, above and beyond buy and at much more attractive OID levels than other investors."); Bloomberg transcript of Prospect Q1 2016 conference call, at 9.

[31] *See e.g.* Bloomberg transcript of Prospect Q4 2015 conference call, at 4; Bloomberg transcript of Prospect Q1 2016 conference call, at 4, 9 and 10 ("It's a function of working with world-class top quartile management teams . . .").

[32] *See e.g.* Bloomberg transcript of Prospect Q2 2015 conference call, at 2 ("As of December 31, our CLO portfolio experienced a trailing 12-month default rate of 0.06%, significantly less than the broadly syndicated market default rate of 3.24%."); Bloomberg transcript of Prospect Q3 2015 conference call, at 2 (same): Bloomberg transcript of Prospect Q4 2015 conference call, at 4 (same); Bloomberg transcript of Prospect Q1 2016 conference call, at 4 (same) and 9 ("We are running at only 30 basis points of defaults which is less than a quarter of the overall market."); Bloomberg transcript of Prospect Q2 2016 conference call, at 4 (same).

[33] *See e.g.* Bloomberg transcript of Prospect Q2 2015 conference call, at 10 ("our CLO book has an energy exposure of 3.9% and I'm told by CLO team that compares the overall loan market at 4.7%. So we think we're not only underweight energy in our overall [ph] piece book relative to other BDCs . . . and we are also underweight in CLO."); Bloomberg transcript of Prospect Q1 2016 conference call, at 9 ("I also left out low energy exposure. We are about 60 basis points less than the overall market for energy.").

specifically, Gifford Fong Associates – to provide Prospect with valuations of CLO positions.[34]

399.   **Second**, by December 31, 2014, other investment companies with large CLO equity holdings began to take mark downs on the value of their CLO equity holdings, as detailed in Table 18 below.

Table 18
CLO Equity Valuations Employed by Other Investment Companies With Large CLO Equity Portfolios

	June 30, 2014		
	Cost	Fair Value	Valuation as per Initial Cost
Oxford Lane Capital Corp	$301,202,329	$321,713,383	106.81%
Eagle Point Credit Company	$65,875,000	$68,241,576	103.59%
TICC Capital Corp.	$269,366,329	$264,605,157	98.23%
Average	$636,443,658	$654,560,116	102.85%

	December 31, 2014		
	Cost	Fair Value	Valuation as per Initial Cost
Oxford Lane Capital Corp	$337,764,075	$331,120,129	98.03%
Eagle Point Credit Company	$187,662,695	$184,026,786	98.06%
TICC Capital Corp.	$289,429,203	$259,813,918	89.77%
Average	$814,855,973	$774,960,833	95.10%

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[34]   *See e.g.* Bloomberg transcript of Prospect Q2 2014 conference call, at 11 ("[F]irst and foremost, for our valuations, we actually have a third-party valuation agent called Gifford Fong that actually does the valuations . . ."); Bloomberg transcript of Prospect Q2 2015 conference call, at 11 ("[W]e feel very good about the values, the third-party process. . . We as managers have a very limited involvement in that third-party process, it's approved by the Independent Directors. So that's what – that's where the third-parties come out."); Bloomberg transcript of Prospect Q4 2015 conference call, at 7-8 ("Prospect . . . brought best practice valuation to the industry by having every company and every security fair-valued on a positive assurance basis. So, we don't do valuations around here. Third parties do them. And that's what goes in with the concurrence of our independent directors into our Qs and Ks. . . So, I wanted to share this with you so you understand that this is coming from third parties that we do not control, who also have no financial incentive – in fact, they have no financial incentive to puff anything. If anything, their incentive is to be as close as possible. . ."); Bloomberg transcript of Prospect Q1 2016 conference call, at 9 (CLO positions purchased and held by Prospect are "vetted by third-party valuation agents and auditors.").

June 30, 2015		
	Cost	**Fair Value**	**Valuation as per Initial Cost**
Oxford Lane Capital Corp	$378,915,667	$371,991,583	98.17%
Eagle Point Credit Company	$248,393,340	$242,731,452	97.72%
TICC Capital Corp.	$303,514,310	$276,510,359	91.10%
Average	$930,823,317	$891,233,394	95.75%

December 31, 2015		
	Cost	**Fair Value**	**Valuation as per Initial Cost**
Oxford Lane Capital Corp	$384,121,448	$287,638,417	74.88%
Eagle Point Credit Company	$252,794,503	$182,953,024	72.37%
TICC Capital Corp.	not yet disclosed	not yet disclosed	not yet disclosed
Average	$636,915,951	$470,591,441	73.89%

400.   As Table 18 indicates, although such other CLO equity investors initially employed, as June 30, 2014, average CLO equity marks substantially similar to Prospect's (102.8% of cost versus 104.5% of cost), thereafter such other CLO equity investors began to mark down their CLO equity holdings – and, moreover, did so in a manner that made their marks consistent with each other even as they increasingly diverged from Prospect's. By December 31, 2014, the average CLO equity mark at such other companies was 95.1% (versus Prospect's 104.4%); and by December 31, 2015, 73.9% (versus Prospect's 93.0%). *Compare* Tables 17 and 18.

401.   The difference between Prospect's marks and those employed by the other investment companies – from 9.3% to 19.1% -- indicates the extent to which Prospect's CLO equity positions were mismarked and overvalued.

149

402.   While the above comparison is generalized (involving average marks on portfolios of different CLO equity positions), and enjoys certain benefits of its wider focus, more specific comparisons are available (*see* "Third" and "Fourth" below). Notably, these specific comparisons yield similar results to the above broader one – and thus provide very strong support for its wider validity.

403.   **Third**, in certain rare cases,[35] both Prospect and such other CLO equity investors have invested in *exactly the same equity tranche of exactly the same CLO*. Consequently, to the extent their valuations diverge on such positions, the divergence *cannot* be explained by differences in the security at issue (which is one and the same).

404.   In all such cases where such direct "head to head" comparison is possible, as displayed in Table 19 below, Prospect's valuations have always exceeded those employed by other investors valuing exactly the *same* security as of exactly the *same* date.

      a. For example, as of June 30, 2015, Prospect valued the equity tranche of the CIFC Funding 2014-IV CLO at 103.65% of cost, versus Eagle Point's 92.65% figure – a gap of 11.0%. By December 31, 2015, the gulf had widened to 26.1%, as Prospect's reduced valuation (91.5%) lagged far behind the valuation reduction taken by Eagle Point (65.3%).

      b. Similarly, as of June 30, Prospect valued the equity tranche of the Halcyon Loan Advisers Funding 2014-2 CLO at 108.1%, versus TICC Capital's 101.4% valuation of the same trance – a difference of 6.7%.

---

[35]   These cases are rare *by design*. As detailed above, PCM's practice when purchasing CLO equity was to take a majority stake, or to purchase the CLO equity in its effective entirety. This practice was partially predicated upon PCM's wish to immunize itself from mark-to-market pressures. Where Prospect owned the security in its entirety, it made it all-but-impossible for the security to trade, absent PCM's wishes (as no other investors possessed the security, no others could transact it). This largely eliminated any risk that any market trades would provide objective "price discovery" into Prospect's positions.

Table 19
Valuation Disparities
When Valuing Exactly the Same CLO Equity Tranche at Exactly the Same Time

		Halcyon Loan Advisers Funding 2014-2 Equity Tranche			CIFC Funding 2014-IV Equity Tranche		
		Prospect	TICC	Difference	Prospect	Eagle Point	Difference
June 30, 2014	Cost	$38,630,000	n/a	n/a	n/a	n/a	n/a
	Fair Value	$38,066,000	n/a	n/a	n/a	n/a	n/a
	Valuation	98.54%	n/a	n/a	n/a	n/a	n/a
December 31, 2014	Cost	$37,185,000	n/a	n/a	$39,555,000	$6,230,000	n/a
	Fair Value	$39,340,000	n/a	n/a	$37,873,000	$5,886,668	n/a
	Valuation	105.80%	n/a	n/a	95.75%	94.49%	1.26%
June 30, 2015	Cost	$34,732,000	$6,759,413	n/a	$34,921,000	$5,664,099	n/a
	Fair Value	$37,555,000	$6,856,000	n/a	$36,195,000	$5,247,572	n/a
	Valuation	108.13%	101.43%	6.70%	103.65%	92.65%	11.00%
December 31, 2015	Cost	$32,877,000	not yet disclosed	n/a	$33,081,000	$5,418,447	n/a
	Fair Value	$31,761,000	not yet disclosed	n/a	$30,264,000	$3,540,537	n/a
	Valuation	96.61%	not yet disclosed	not yet disclosed	91.48%	65.34%	26.14%

405.   **Fourth**, Prospect/Defendants needed neither to seek out nor rely on *external* indications that Prospect's CLO equity valuations were inflated – *e.g.*, from comments made by analysts (*e.g.*, "First" above), or from valuations used by *other* investment companies (e.g., "Second" and "Third" above) – *when Prospect's own operations provided Prospect/Defendants with exactly such evidence.*

406.   Specifically, between October and December 2014, PCM caused Prospect to sell four CLO equity positions. Table 20 below, detailing such positions and sales, reveals that:

a. Prospect realized *losses* on each of the four CLO equity positions it sold, ranging from $2.4 million to $6.4 million per position and totaling $15.6 million;

b. *market* valuation of each of these four CLOs equity positions (85.0% on average) was significantly below Prospect's valuations (101.4% on average);

c. Prospect's *above-cost* valuations for three of the four positions were contraindicated by the market's significantly *below-cost* valuations of the same positions.

Table 20

Prospect CLO Equity Sales and Losses

CLO	Sale Date	Par Value	Cost Basis (as of 9/30/2014)	*Prospect* Valuation (as of 9/30/2014)	Realized Loss Upon Sale	*Market* Valuation
Babson CLO Ltd. 2011-I	10/3/2014	$35,000,000	$34,541,000	91.00%	($6,410,000)	81.44%
Galaxy XII CLO, Ltd.	10/20/2014	$22,000,000	$20,407,000	102.01%	($2,435,000)	88.07%
Babson CLO Ltd. 2012-I	12/4/2014	$29,075,000	$22,950,000	109.66%	($3,833,000)	83.30%
Babson CLO Ltd. 2012-II	12/4/2014	$27,850,000	$26,329,000	102.98%	($2,961,000)	88.75%
Total / Average		**$113,925,000**	**$104,227,000**	**101.41%**	**($15,639,000)**	**85.00%**

407.   The difference between Prospect's valuations and the *market* valuations – ranging from 8.6% to 26.4%, and averaging 16.1% -- indicates the extent to which Prospect's CLO equity positions were mismarked and overvalued.

408. The validity and objectivity of these market prices cannot be challenged. Such directly observable market transactions, involving prices negotiated between sophisticated opposing buyers and sellers, generate real "price discovery" that supersedes any unilaterally-applied model-based valuations.

409. Indeed, as discussed above, PCM's strategy in purchasing CLO equity positions in effective entirety was partially intended to render its valuations *immune* from exactly such adverse mark-to-market consequences. Where Prospect owned the entire equity tranche issued by the CLO, no one other than Prospect could transact such tranche and thereby generate price discovery to which Prospect would have to adhere. The above-detailed price discovery for four Prospect CLO equity positions does not constitute an "exception" to this rule so much as loophole, as, in each case, the seller of the CLO equity position was not another investor, but *Prospect itself*.

410. Moreover and importantly, the objective price discovery afforded by Prospect's own sale of these four CLO equity positions – again, indicating Prospect overvaluations ranging from 8.6% to 26.4%, and averaging 16.1% is – further confirms the results of the more generalized comparison of Prospect's CLO equity valuations to those of peer investment companies with similarly-large portfolios of CLO equity positions (*see* "Second" above.). Specifically, the objective price discovery yields valuations that: (1) parallel the marks employed by such peer investment companies, but diverge from Prospect's (higher) valuations; and (2) parallel the extent to which Prospect's higher marks exceeded such peer investment companies' lower marks.

411. Following Prospect's sale of these four CLO equity positions, and in light of the price discovery they generated, analysts again questioned – and struggled to understand – Prospect's CLO valuations. For example, during Prospect's February 5, 2015 conference call with analysts and investors, Raymond James analyst Robert J. Dodd sought to determine what, if anything, distinguished the four CLOs in October-December 2014 from (a) the *same CLOs*, as of September 30, 2014 (bearing Prospect valuations as of such date that significantly exceeded the

market prices discovered days and months later, and significantly above Prospect's cost basis), and (b) Prospect's remaining 30+ CLO equity positions (likewise still valued significantly above cost basis). Put more simply, Mr. Dodd asked if anything had changed between September and October-December 2014 (which might explain the lower market valuations), and if anything distinguished the CLO equity positions that Prospect sold from those it still retained (for instance, if the CLO equity positions that Prospect sold were not majority-stake positions with attendant added value, which might also explain the lower market valuations):

> **Robert J. Dodd**: Okay. Got it. Thank you. And just some additional questions on the CLO book. **On the four that you decided to exit in the quarter, I mean, can you give us any comment – of those did you control the [ph] core on any of those CLOs, obviously you've talked in the past about how that's a big thing you look to do. And frankly, if you did control [ph] the core, why did you elect to sell at realized losses versus exercise the [ph] core and potentially generate material realized gains given where the cost and fair value was versus the power of those investments, particularly if your loss rate is so much lower, you would expect it to collect a significant portion of that par amount and realize the gain**. So what was the decision there or is that – is the [ph] core portion of the strategy in controlling that has that shifted?

> **Brian H. Oswald**: Sure. All four deals were control deals and we exited at our prices exceeding what we would have gotten calling those deals. And it's important for folks to understand the four deals that we exited were very late in their lives, very close to ending the reinvestment period and need to be monetized. And what we are doing was we were exiting positions, in many cases buying brand new positions the same day with some attractive investment partners as an elongated option value and that's item number one.

> . . . And as we put in our prepared remarks, we have no plans currently to divest any further CLOs in the near future. Those plans could change, but right now, we have no such plans. And our next deal doesn't go past reinvestment for, I think the first one [indiscernible] and the vast bulk of them are years out. So we've got a long runway of positive option value there in our structured credit book.

Robert J. Dodd: Okay, understood. **But just sticking with these four in particular for right now, three of those four had fair value marked above cost last quarter. In aggregate they were marked above cost last quarter as is the overall CLO book. Yet, they all took realized losses at about 15%, overall between the four about 15% of cost was the realized loss**. And you said the IRR on those investment is about 15%, which is about where your GAAP yields on your CLO book is in contrast to your cash yield. **So, I mean was there something particularly problematic about these that changed rapidly from the end of September to the period when you sold these in the first case there in October a matter of about a month after the last fair value update. And I mean is there something we should read into that – as to the overall book being marked above par when we've got the four most recent cases all, again, in aggregate marked above par, but then took material losses when a realization event actually occurred**.

Brian H. Oswald: Sure. I would not read too much into that, Robert. There is few other dynamics at play here. . .

Item number two is, it's little bit of odd, but you are selling and buying the same day, but you think what you're selling is more attractive – what you're buying is more attractive than what you are selling on a net basis, you are coming out ahead.

Number three, we have embedded into many of our deals, certain rebates on costs. As a control investor, we can throw our weight around and get a special deal, above and beyond buy and at much more attractive OID levels than other investors. The catch is those rebates don't necessarily travel with the deals we sell through a third party. So it's in general more attractive for us to hold on to CLOs than to sell them in the market early. We had specific reasons related to elongating the cycle and our leverage ratio that I mentioned that were special to the December quarter only. But we do not expect that to reoccur anytime in the near future. And then related to energy, the answer to your prior question, CLO...

So Robert, the other thing I wanted to mention to you is, you might want to take some time to speak to team CLO because there is yet another layer to this onion, which I think, Grier adverted to and that is that team CLO believes that the opportunity to buy in a dislocated market represented significant economic value in excess of the hit that we would take selling into a dislocated market.

See Bloomberg transcript of Prospect Q2 2015 Conference Call, at 9-10 (emphasis added).

412.   In fact, the CLOs that Prospect sold in late 2014, and for which Prospect received market prices substantially below Prospect's costs, enjoyed all the plus-factors PCM repeatedly cited to justify the premium valuations accorded to its CLO equity positions – including consisting of majority-stake positions,[36] being helmed by top-tier CLO managers to whom PCM customarily directed and limited its CLO investments, benefitting from PCM's additional due diligence screening, and featuring original issue discounts and other benefits that PCM was able to secure due to Prospect's market size by "throw[ing] our weight around."

413.   The only thing that distinguished these CLOs from Prospect's others, as PCM admitted, was merely an issue of timing: the four CLOs were ones "very late in their lives . . . and need[ing] to be monetized," while Prospect's other CLOs were of more recent vintages and were not expected to reach similar "late in life" points until September 2016 at the earliest. The problem was that those four CLOs reached such a monetization point when, as PCM effectively admitted, market prices for assets underlying its CLOs had declined – which caused Prospect's losses upon monetizing such CLOs.

414.   PCM, however, strenuously resisted the seemingly obvious conclusion that such underlying asset price declines required taking mark-to-market losses on its CLO equity positions. To the contrary, PCM insisted on nearly the opposite: that currently-depressed asset prices would allow many of its CLOs – including *new* CLOs purchased with the sold-at-loss-proceeds of the four older CLOs – to buy assets at temporarily depressed prices, and when asset prices later re-inflated to par, deliver outsize gains to CLO equity positions ("team CLO believes that the opportunity to buy in a dislocated market represented significant economic value in excess of the hit that we would take selling into a dislocated market").

415.   Consequently, as further questioning by further analysts elucidated during the same February 5, 2015 conference call, Prospect's CLO valuations were *not* based on current CLO equity market prices (which, even for CLO equity positions that enjoyed all the plus-factors

---

[36]   *See* Bloomberg transcript of Prospect Q2 2015 Conference Call, at 9 ("All four deals were control deals . . .").

listed by PCM purportedly to justify premium valuations – such as the four CLOs that Prospect

sold – were substantially below Prospect's valuations), but on conjoined assumptions that (1)

current, declining and low asset prices would stage a recovery, and (2) would do so by the time

Prospect's other CLOs reached similar late-in-life monetization points, so that Prospect would

not be forced to sell into a depressed market.

> **Jonathan G. Bock**: . . . So regarding the CLOs. I really appreciate that. One question is, as of December 31 **the question is could you liquidate that book at that fair value mark?**
>
> **Brian H. Oswald**: Well, we would want to liquidate book at that mark, but we feel very good about the values, the third-party process. The books are exactly that question, and has some pretty intense in tax other related modeling to it. We as managers have a very limited involvement in that third-party process, it's approved by the Independent Directors. So that's what – that's where the third-parties came out.
>
> **Jonathan G. Bock**: I mean, I appreciate that. But I do think **CLO equity is trading between 6 points to 8 points lower and so to hold it at par to point when we can pretty easily see that values are down, it befuddles us**. But the only question that we have then is we agree with you Grier, **there volatility is attractive for the long run, it's just that you can't keep it at par and still assume that this is going to be a great 17% assets in all markets, right, I mean that's just the question**, which we...
>
> **M. Grier Eliasek**: We have a controlled premium – I think you're mentioning certain points, I'm not sure what data you're referring to. The deals were involved in are more akin to controlled by us or middle market, bespoke deals where you're getting inefficiency and controlled premiums. There is no trade or mark on the deals that we invest and it's like wheeled between 51% and 90%, and the management team owns a significant part of the balance, and maybe there's a few other small [ph] fry, but the deals we're involved in look quite different from distributed fragment to deal. Then again, we get outsized economics that we benefit from. And that option value to call and the cost rebate, the other elements I mentioned have real value to them, Jon.
>
> **Jonathan G. Bock**: Got it, got it. And appreciate that. **So you could, I guess because of the control premium, you could actually liquidate close to the fair value, I guess if you were to**

sell it, because they are very valuable and different than everything else?

John Francis Barry: Well. Yes. Jon, first in fact empirically when we look at the pricing on – this is John Barry, not clear. When we look at the pricing on the smaller pieces, the expected returns are significantly less as you've observed, as Grier stated, as I have observed, and it's no surprise that the retail person wanting to buy 500,000 of this or not doesn't have the negotiating leverage, doesn't command control over the terms, doesn't control the call. And as a result, will not earn the returns we've been earning. That's one of them.

Jonathan G. Bock: No. I appreciate that. I appreciate that. I don't...

John Francis Barry: And also there's more to it. . . So it depends on also, how do I put it, a forced seller, which we were in effect were forcing ourselves to sell on a matchbook basis because we wanted to buy new things. . . So as a result, we left money on the table for those sales. But we believed selling on a matchbook basis is a prudent risk control because obviously you can get upside down if you don't do that. Now, in the future as Grier said, we don't anticipate making any sales in order to buy new ones, that could change. And therefore, **we don't see ourselves as being in a situation where we would be under any – how do I put it time pressure to try to liquidate a position and that's why I think the sales that you're looking at, as I said to Brent, really Robert Dodd are anomalous**.

See Bloomberg transcript of Prospect Q2 2015 Conference Call, at 11-12 (emphasis added).

416.   Nine months later, during Prospect's November 11, 2015 conference call with analysts and investors, Prospect analysts and PCM fought exactly the same battle after continuing and worsening deterioration in the underlying asset markets rendered Prospect's CLO valuation yet *more* untenable.

417.   For example, Raymond James analyst Robert Dodd, reminding PCM that mark to market accounting requires one "to pay attention to what's going on out in the marketplace," that "the market is clearly saying loan values are weaker today," and that "that in principal should flow through to a mark on your CLO equity," questioned why Prospect's marks appeared to be "moving in the opposite direction" from the market:

> **Robert Dodd**: Okay, got it. Just sticking with structured products if I can. I mean, Grier earlier you said **when you mark assets to market, you have to pay attention to what's going on out in the marketplace and I guess you probably knew this was coming on the CLO equity side.** I know you don't really mark these based on a waterfall approach of looking at the underlying collateral and what loans have traded down by and just flowing that through. So that's one consideration because **the market is clearly saying loan values are weaker today and that in principal should flow through to a mark on your CLO equity,** but your default method as we know is cash flow valuation of your CLO equity but you took up the GAAP yield in the quarter [ph] leveled your analysis, so I mean to [indiscernible] **you lowered your yield curve expectations or you lowered your default rate expectations or your prepayment rate expectations since June and the market since June has basically been telling us all of those are moving in the opposite direction. So can you reconcile that for us?**

See Bloomberg transcript of Prospect Q1 2016 conference call, at 9 (emphasis added).

418.   In response to such questioning, PCM reiterated its prior responses, including its insistence on conceptualizing current market weakness as a matter justifying a mark *up*, rather than a mark *down*, of Prospect's CLO holdings, as well as all the distinctions PCM continually sought to draw between the CLOs it selected and wider market assets (including, *inter alia*, superior asset performance in Prospect CLOs, lower energy sector exposure in Prospect CLOs, superior CLO managers helming Prospect CLOs, and Prospect's strategy on taking majority stakes that provided Prospect with additional control rights and other value), concluding that "all these things add up:"

> **Brian H. Oswald**: Sure. And this bears some longer explanation, I think it is important. First of all, when you hold equity in a CLO particularly in a majority sense, what you hold is significant long-term option value for reinvestment. You don't just hold a pile of assets with a "NAVs" from a liquidation standpoint. That option has significant value, that option value is in the range of four to six years for us in our book which is the time period to an expected call date and any option also increases in value when volatility increases. So sometimes people evaluate CLOs, and they say, volatility went up, it must be a terrible thing for CLOs. It is actually the opposite.

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Volatility is your friend and historical results show that when you are able to reinvest and purchase assets at more volatile times at discounts to par that's hugely beneficial to you as the equity, because your cost to financing doesn't change, no one reprices that risk on you. But every dollar discount on the reinvest accretes to you fully into your pockets as the equity holder. So we have benefited from market volatility by picking up loans at discounted prices and that includes deals – new deals that we priced earlier in the quarter and then we are still in the final stages of ramping, late in the quarter. September, for example, when you had a lot of volatility going on in the market, we've also benefited because we have significantly exceeded our underwriting expectations.

Our collateral and cash flow collectively are about $157 million ahead of our underwriting case in this book which is a combination of defaults being far less than expected or far less than underwritten. **We are running at only 30 basis points of defaults which is less than a quarter of the overall market. It's a function of being able to purchase at a discount. It's a function of working with world-class top quartile management teams who get significant allocations on primary issuance** and make money from that as well as through other opportunistic trading. And it is a function of the LIBOR forward curve being moved back compared to an underwriting case where we benefited from the Fed being slow to move up rates. This doesn't mean we don't anticipate rates going up, but rather we benefited from the curve continuing to be pushed back.

So you can buy all of those things and is vetted by third-party valuation agents and auditors**. I also left out low energy exposure. We are about 60 basis points less than the overall market for energy. We also refinanced forward deals with lower liabilities a few months ago and reaped significant benefits – are reaping benefits from that right now and that's a direct function of being a majority holder where we have the ability to refinance. If you are just a bit player you don't have that control. So all these things add up** and mean there is substantial alpha generation in this business. It's not a beta trade, it's an alpha-1 where Prospect can significantly outperform three other or whatever the number is public BDCs that maybe don't have the same profile to their structured credit book. Everybody does not rise and fall in lockstep with one another.

Robert Dodd: I appreciate that, color. Perhaps I can clarify the question since most of your comments revolved around

160

outperformance since origination. I'm asking about since June, so between the end of June and the end of September how did your expectations for loss rates – you outperformed, no question, but for the GAAP yield to go up you need to be outperforming by more when the market is telling you to expect less. So how can you – again not since you've underwritten them where your performance has been very, very good clearly. Your cash flow performance has been very good, from a GAAP yield perspective over the last three months just in the third quarter, what has changed to allow you to take the GAAP yield up?

Brian H. Oswald: Sure. First of all, we are closer to the call period from an IRR perspective by one more quarter. Secondly...

Robert Dodd: If I can bud in right there, because **two quarters ago we had an issue where you exited some CLO equity and told us that you didn't' call them even though you had the right, because the call would have resulted in lower proceeds, so you just exited at a loss. So it's hard to see you changed on the call side there that the calls are now worth more rather than less**.

John Francis Barry III: I think we said that Robert. We don't remember – this is John, Robert. What would I remember about that sale was not that we felt selling would be more advantageous than calling, but that there was a feeling here that in order to buy a new Apidos transaction that people felt was very attractive on a longer duration than the shortening durations of what we had, we should go ahead and do that, but we should sell something simultaneously to maintain our particular level of exposure and not get into a situation where we purchased something on day one and sell something to fund it on day two and the market moves around. So we had a vigorous internal discussion, since I wasn't so sure that 1 or 2 or 3 or 5 or 10 or 15 days was so key. Go ahead, Grier.

Brian H. Oswald: Robert, may I complete my answer?

Robert Dodd: Absolutely, I apologize.

Brian H. Oswald: Okay. That's okay. So the first piece was being closer to your expected call date. I'm talking about five years from now. Okay. The second piece is we expected higher defaults than what actually came in the quarter. We underwrite more conservatively and we've vastly exceeded our underwriting case and that has continued.

161

The third piece is our reinvestment spreads have widened. So again, our liabilities are what they are, we don't have to pay more for those. But when reinvestment spreads widen and our defaults don't go up that's going to net accrue to our benefit and the fourth thing is the LIBOR forward curve got pushed back again and we expect that to go up, which hurts you a little bit during the period between where we are and the floor.

And the fifth thing is we built par through the dynamic of having world-class management team, co-investment partners with us on these deals who put up their own capital and there is the ability to grow par through some smart advantageous buying in the marketplace. So that's at least five different explanations that I hope help, all of which occurred in this quarter and actually have occurred through multiple quarters now.

Robert Dodd: Got it. I appreciate it and they do help. Thank you.

See Bloomberg transcript of Prospect Q1 2016 conference call, at 9-10 (emphasis added).

419.   In its most recent conference call, held on February 10, 2016 for the second quarter of fiscal 2016, PCM sought to get "in front" of CLO valuation issue by addressing it in management's opening comments, where PCM reiterated all the arguments made over the prior year purportedly to justify premium valuation of Prospect's CLO equity positions:

> **Grier Eliasek**: Our structured credit business performance has exceeded our underwriting expectations demonstrating the **benefits of pursuing majority stakes, working with world-class management teams, providing strong collateral underwriting** through primary issuance and focusing on the most attractive risk-adjusted opportunities. As of December 31, we held $1.1 billion across 40 non-recourse structured credit investments. Our underlying structured credit portfolio consisted of over 3,179 loans and a total asset base of over $18.8 billion.
>
> As of December 31, **our structured credit portfolio experienced a trailing 12 month default rate of 60 basis points, or 94 basis points less than the broadly syndicated market default rate of 154 basis points**. In the December 2015 quarter, this portfolio generated an annualized cash yield of 25.8% and a gap yield of 17.8%, up from 20.6% and 15.4% respectively in the June 2015 quarter.
>
> **Our structured credit portfolio consists entirely of majority owned positions. Such positions can enjoy significant benefits**

162

compared to minority holdings in the same tranche. In many cases we received fee rebates and other special economics because of our majority position.

As a majority holder, we control the ability to call a transaction in our sole discretion in the future, and we believe such options add substantial value to our portfolio. We have the option of waiting years to call a transaction in an optimal fashion rather than when loan asset valuations might be temporarily low. We as majority investor can refinance liabilities on more advantageous terms, as we have done four times in the past year and negotiate better terms to remove bond baskets in exchange for better terms from the debt investors in the deal as we have done five times over the past year.

See Bloomberg transcript of Prospect Q2 2016 conference call, at 4 (emphasis added).

420.   Although Prospect's CLOs purportedly continued to benefit from all the same plus-factors that *they had always enjoyed before*, Prospect also disclosed, on February 10, 2016, a substantial (if belated) markdown on Prospect's CLO equity positions of $119 million, or about 11%. When asked about this write-down in the first question of the conference call, PCM explained that the markdown was occasioned by general market deterioration, adding that "it's no secret out there that there is a tremendous amount of volatility:"

> **Merrill Ross - Wunderlich Securities – Analyst**: In reading your 10-Q, in the six months ended 12-31, the CLO residuals experience about 11% unrealized depreciation and the dollar amount was $119 million, which is the highest dollar amount of deterioration investment type. Given that credit losses as you discussed, remain well below trend, **would you characterize this deterioration or depreciation as related mostly, maybe not 100%, but to spread widening and market conditions?**
>
> **Grier Eliasek**: **Yes. That is correct. Obviously, and thank you for your question, Merrill. Obviously it's no secret out there that there is a tremendous amount of volatility.** We really started ramping up in the December quarter and continues significantly in the current quarter. And we're seeing a lot of that decoupled from actual credit and fundamental performance in our portfolio, not just within the structured credit, but really the entire rest of the portfolio. (multiple speakers)

John Barry: Merrill, this is John. I have a couple things that are perhaps larger issues to point out. While our default rate in the CLOs has picked up a bit it is still below the market average, I'm proud to say, for other CLOs in the industry. When we started building our CLO book we focused very carefully on the concept of investing in the cash flows of the CLOs, doing careful credit analysis, careful choice of managers, because our investment thesis has been that if we do our diligence on the manager, on the portfolio, on the individual credits, and keep our defaults current, past, projected low, the cash flows will come in over time and our investment thesis will be vindicated. That markets churn in the meantime in our view is not going to be changing the cash flows that form the foundation for our investment thesis.

421. However, Prospect's February 16, 2016 $119 million write-down of its CLO equity positions was both belated and inadequate:

    a. *belated*, because deterioration in the underlying asset markets had long before been present, and had required CLO equity write-downs long before; and

    b. *inadequate*, because even after such markdown (to 93% of cost, on average), Prospect's valuations not only still exceeded – *but exceeded to a greater degree than ever before* – the valuations employed by peer investment companies with similarly-large CLO equity portfolios (who, at the very same time, and based on the very same market deterioration, valued their CLO equity positions at 73.9% of cost on average – *see* "Second" and Table 18, *supra*).

422. **Fifth** and finally, and as a result of the above-described counterfactual valuation of Prospect's CLO equity positions since late 2014, recent reports stated that the SEC may be investigating Prospect's CLO valuations.[37] According to these reports, one focus of the SEC's inquiry is whether PCM "conspired" with Gifford Fong Associates – the purportedly independent, third-party valuation firm employed to provide its CLO valuations – to set improper, inaccurate and inflated marks on its CLO investments.[38] Another focus, reportedly, is

---

[37]   *See e.g.* "SEC Seeks Intelligence on Prospect Holdings," Asset-Backed Alert, February 5, 2016.

[38]   *See e.g.* Carl Surran, "SEC may be looking into Prospect Capital's CLO marks, Wells Fargo says," *Seeking Alpha*, February 8, 2016, available at: http://seekingalpha.com/news/3089096-sec-may-looking-prospect-capitals-clo-marks-wells-fargo-says.

that PCM refused offers of CLO valuation services from other similar firms for fear that the ensuing valuations would require 20%+ markdowns to Prospect's CLO equity portfolio. *Id.*

423.   PCM, however, currently terms such reports "lies" and "[p]lain and simple wrong," and insists that "[w]e know of no current or pending SEC investigation." *See e.g.* Bloomberg transcript of Prospect Q2 2016 conference call, at 2.

IX.   THE EXCESSIVE FEES HARM PROSPECT

424.   Investment advisory fees and administrative fees are paid to Defendants out of Prospect's assets. Each dollar in fees paid by Prospect directly reduces Prospect's net investment income and net asset value by like amount, and, consequently and respectively, the dividend income flowing to, and the value of, Prospect's shares.

425.   Prospect has sustained tens of millions of dollars in damages due to the excessive fees paid to Defendants.

426.   During fiscal 2015, Prospect paid $134.59 million in base management fees and $90.687 million in incentive fees to PCM, as well as a further $21.906 million in administrative fees to PCA: in total, $247.183 million. As detailed above in Section V.C, Prospect's most recently-disclosed fees (for the first half of fiscal 2016) indicate that Prospect's fees continue to be paid at fiscal 2015 levels.

427.   Foregoing factual allegations indicate that a substantial portion of Defendants' fees during the prior year are excessive fees. Specifically, apt fee comparisons – as well as analyses of economies of scale and profitability – indicate that the annual amount of Prospect's *excessive* fees is as much as $102.6 million (based on comparisons to internally-managed BDCs, as well as on economy of scale analyses). At a minimum, Defendants' excessive fees amount to $54.4 million annually (based on comparisons to *externally*-managed BDCs). These figures equate to overpayment for services rendered of between 28.22% and 70.95%. Under either measure, annual damages would also include a further $2-6 million in excessive fees based upon Defendants' overvaluation of Prospect's CLO holdings.

X.   CAUSES OF ACTION

<u>COUNT I</u>

ICA SECTION 36(b) BREACH OF FIDUCIARY DUTY
(EXCESSIVE INVESTMENT ADVISORY FEES)

428.   Plaintiff repeats and realleges all of the foregoing allegations as if fully set forth herein.

429.   Plaintiff asserts this count, on behalf of and for the benefit of Prospect, against Defendants PCM and PCA.

430.   Defendant PCM is the investment adviser to Prospect. Under Section 36(b), PCM owes a fiduciary duty to Prospect with respect to PCM's receipt of investment advisory fees and other compensation from Prospect, including compensation labeled as administrative fees.

431.   Defendant PCA provides administrative services to Prospect. PCA, however, is PCM's alter-ego, and the compensation received by PCA from Prospect for administrative services in fact partially compensates PCM for certain of PCM's investment advisory costs that, under the IAA, PCM should receive no compensation for.

432.   Defendants breached their fiduciary duties under Section 36(b) by charging investment advisory fees to Prospect, including those labeled as administrative fees, that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendants and could not have been the product of arm's-length bargaining.

433.   Defendants have received and continue to receive excessive investment advisory fees attributable to Defendants' retention and monopolization of substantial economies of scale benefits – and further "fall-out" benefits – in connection with Defendants' provision of investment advisory services to Prospect, and have not shared any such benefits with Prospect and/or Prospect shareholders.

434.   The investment advisory fees, including those labeled as administrative fees, charged by Defendants to Prospect are and have been grossly excessive in light of the true cost of providing those services to Prospect.

435.   In charging and receiving such excessive fees and failing to put the interests of Prospect and/or Prospect shareholders such as Plaintiff ahead of their own interests, Defendants have breached their statutory fiduciary duties to Prospect and/or Prospect shareholders.

436.   As a direct, proximate, and foreseeable result of Defendants' breach of their fiduciary duty under Section 36(b), Prospect has sustained tens of millions of dollars in damages.

437.   Pursuant to Section 36(b)(3), Plaintiff seeks to recover, on behalf of and for the benefit of Prospect, the actual damages resulting from Defendants' breaches of fiduciary duty, including the excessive investment advisory fees paid by Prospect to Defendants, including those labeled as administrative fees, and investment returns that would have accrued to Prospect and/or Prospect shareholders had those fees remained in the portfolio and available for investment or distribution.

438.   Alternatively, under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), Plaintiff seeks rescission of the IAA and restitution of all excessive investment advisory fees paid by Prospect pursuant to the IAA.

XI.   PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment on behalf of and for the benefit of Prospect, as follows:

a.   Declaring that Defendants violated Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), through receipt of excessive investment advisory and administrative fees from Prospect;

b.   Permanently enjoining Defendants from further violations of Section 36(b);

c.   Awarding compensatory damages against Defendants, including repayment to Prospect of all unlawful and excessive investment advisory and administrative fees paid to Defendants by Prospect from one year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and interest thereon;

d. Rescinding the IAA pursuant to Section 47 of the ICA, 15 U.S.C. § 80a-46, including restitution to Prospect of the excessive investment advisory and administrative fees paid to Defendants by Prospect from one year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and interest thereon;

e. Awarding Plaintiff reasonable costs in this action, including attorneys' fees, expert witness fees, and such other items as may be allowed to the maximum extent permitted by law; and

f. Such other and further relief as the Court may deem just and proper.

XII. JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: April 21, 2016   **KIRBY McINERNEY LLP**

                                              By: ____/s/ Peter Linden_____
                                                       Peter Linden
                                                       Ira Press
                                                       825 Third Avenue, 16th Floor
                                                       New York, NY 10022
                                                       Telephone: (212) 371-6600
                                                       Facsimile: (212) 751-2540

                                                       ROY L. JACOBS & ASSOCIATES
                                                       Roy L. Jacobs
                                                       420 Lexington Avenue, Suite 2440
                                                       New York, NY 10170
                                                       Telephone: (212) 867-1156
                                                       Facsimile: (212) 504-8343

                                                       Plaintiff's Counsel

Appendix 1

Factual Data Concerning *Internally* -Managed BDCs' Assets, Expenses and Income *

Ticker	Company	Gross Assets 2015	Gross Assets 2014	Gross Assets 2013	Net Assets 2015	Net Assets 2014	Net Assets 2013	Net Investment Income 2015	Net Investment Income 2014	Net Investment Income 2013	Total Investment Income 2015	Total Investment Income 2014	Total Investment Income 2013
ACAS	American Capital Strategies	$ 6,244,000,000	$ 7,640,000,000	$ 6,009,000,000	$ 4,822,000,000	$ 5,472,000,000	$ 5,126,000,000	$ 253,000,000	$ 183,000,000	$ 232,000,000	$ 607,000,000	$ 413,000,000	$ 423,000,000
MAIN	Main Street Capital	$ 1,878,928,000	$ 1,693,785,000	$ 1,360,175,000	$ 1,070,894,000	$ 939,982,000	$ 792,533,000	$ 107,074,000	$ 95,536,000	$ 75,423,000	$ 164,589,000	$ 140,763,000	$ 116,497,000
HTGC	Hercules Technology Growth Capital	$ 1,334,761,000	$ 1,299,223,000	$ 1,221,715,000	$ 717,134,000	$ 658,864,000	$ 650,007,000	$ 73,501,000	$ 71,750,000	$ 73,065,000	$ 157,132,000	$ 143,665,000	$ 139,713,000
TCAP	Triangle Capital	$ 1,039,317,490	$ 984,105,928	$ 814,889,080	$ 508,367,755	$ 530,826,629	$ 445,792,130	$ 71,629,103	$ 62,016,348	$ 61,528,897	$ 121,286,613	$ 104,511,683	$ 101,028,365
CSWC	Capital Southwest Corp.	$ 776,872,000	$ 778,694,000	$ 667,692,000	$ 767,418,000	$ 770,388,000	$ 659,777,000	$ (2,445,000)	$ 4,894,000	$ 1,907,000	$ 9,948,000	$ 12,607,000	$ 10,835,000
TAXI	Medallion Financial Corp.	$ 689,050,000	$ 632,287,000	$ 595,053,000	$ 278,088,000	$ 274,670,000	$ 273,495,000	$ 16,826,000	$ 15,145,000	$ 12,189,000	$ 42,653,000	$ 41,068,000	$ 34,929,000
KCAP	KCAP Financial	$ 425,242,341	$ 510,446,797	$ 459,172,388	$ 216,100,470	$ 255,316,701	$ 250,369,693	$ 41,182,790	$ 20,120,568	$ 19,874,115	$ 45,526,971	$ 41,205,475	$ 39,184,616
TINY	Harris & Harris Group	$ 96,461,286	$ 112,094,861	$ 125,063,946	$ 88,711,671	$ 109,654,427	$ 122,701,575	$ (7,162,510)	$ (7,901,727)	$ (8,022,206)	$ 916,995	$ 517,800	$ 470,902
NEWT	Newtek Business Services (commenced as BDC in Nov. 2014)	$ 355,485,000	n/a	n/a	$ 203,949,000	n/a	n/a	$ (6,185,000)	n/a	n/a	$ 26,070,000	n/a	n/a

Ticker	Company	PIK Income 2015	PIK Income 2014	PIK Income 2013	Cash / Cash Equivalents 2015	Cash / Cash Equivalents 2014	Cash / Cash Equivalents 2013	Operating Expenses excluding Interest Expense 2015	Operating Expenses excluding Interest Expense 2014	Operating Expenses excluding Interest Expense 2013	Effective Fee Rate 2015	Effective Fee Rate 2014	Effective Fee Rate 2013
ACAS	American Capital Strategies	$ 104,000,000	$ 67,000,000	$ 100,000,000	$ 483,000,000	$ 676,000,000	$ 315,000,000	$ 214,000,000	$ 234,000,000	$ 211,000,000	4.44%	4.28%	4.12%
MAIN	Main Street Capital	$ 3,624,000	$ 4,685,000	$ 5,041,000	$ 20,331,000	$ 60,432,000	$ 34,701,000	$ 25,400,000	$ 21,638,000	$ 20,836,000	2.37%	2.30%	2.63%
HTGC	Hercules Technology Growth Capital	$ 4,037,000	$ 2,549,000	$ 3,103,000	$ 95,196,000	$ 227,116,000	$ 268,368,000	$ 52,796,000	$ 36,374,000	$ 31,507,000	7.36%	5.52%	4.85%
TCAP	Triangle Capital	$ 2,573,814	$ 15,537,749	$ 17,020,495	$ 52,615,418	$ 78,759,026	$ 133,304,346	$ 22,903,509	$ 21,315,182	$ 19,264,885	4.51%	4.02%	4.32%
CSWC	Capital Southwest Corp.	$ -	$ -	$ -	$ 225,797,000	$ 88,163,000	$ 81,767,000	$ 12,123,000	$ 8,452,000	$ 8,338,000	1.58%	1.10%	1.26%
TAXI	Medallion Financial Corp.	$ -	$ -	$ -	$ 30,912,000	$ 47,083,000	$ 52,172,000	$ 7,302,000	$ 9,346,000	$ 7,300,000	2.63%	3.40%	2.67%
KCAP	KCAP Financial	$ 1,447,865	$ 433,778	$ 3,091	$ -	$ 1,220,978	$ 3,433,675	$ 9,616,301	$ 9,546,728	$ 9,194,230	4.45%	3.74%	3.67%
TINY	Harris & Harris Group	$ -	$ -	$ -	$ 17,922,630	$ 20,748,314	$ 8,538,548	$ 7,308,097	$ 8,041,869	$ 8,376,687	8.24%	7.33%	6.83%
NEWT	Newtek Business Services (commenced as BDC in Nov. 2014)	not disclosed	n/a	n/a	$ 4,308,000	n/a	n/a	$ 25,776,000	n/a	n/a	12.64%	n/a	n/a
	AVERAGE **										**3.90%**	**3.48%**	**3.36%**

** Although Harris & Harris Group ("TINY") is included in the BDC Index, TINY has a fundamentally different investment objective than almost all other BDCs. Unlike other BDCs, which primarily seek to generate current income and thus primarily make *debt* investments, TINY seeks to generate long-term capital appreciation by making venture capital *equity* investments. *See* TINY Form 10-K filed March 16, 2015, at 1-2 ("Our investment objective is to achieve long-term capital appreciation by making . . . private venture capital *equity* investments . . . [that] do *not* pay interest or dividends . . .") (emphasis added). Precisely because it does not seek to generate current income, its Effective Fee Burden (fees divided by income) is an astronomical outlier (exceeding 1,600%, versus averages in the other BDCs of approximately 36%). Consequently, TINY is excluded from the analysis and the average. Newtek is excluded from 2013-2014 averages because it was not then operating as a BDC, and from 2015 because it appears to be a notable outlier.

* Source(s): All data from Forms 10-K filed by each BDC with the SEC

Appendix 2

Factual Data Concerning Externally-Managed BDCs' Fees, Assets and Income *

		Base Fee			Income Fee			Capital Gains			Administrative			Total Fees (Excluding Capital Gains)		
Ticker	Company	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
ARCC	Ares Capital Corp.	$ 134,346,000	$ 127,997,000	$ 104,857,000	$ 121,390,000	$ 118,273,000	$ 110,511,000		$ -	$ -	$ 14,244,000	$ 13,689,000	$ 12,317,000	$ 269,980,000	$ 259,959,000	$ 227,685,000
PSEC	Prospect Capital	$ 134,590,000	$ 108,990,000	$ 69,800,000	$ 90,687,000	$ 89,306,000	$ 81,231,000	$ -	$ -	$ -	$ 21,906,000	$ 14,373,000	$ 8,737,000	$ 247,183,000	$ 212,669,000	$ 159,768,000
FSIC	FS Investment Corp.	$ 75,401,000	$ 81,780,000	$ 90,247,000	$ 61,036,000	$ 58,122,000	$ 62,253,000		$ -	$ -	$ 4,182,000	$ 4,794,000	$ 5,165,000	$ 140,619,000	$ 144,696,000	$ 157,665,000
AINV	Apollo Investment Corp.	$ 73,604,000	$ 62,819,000	$ 55,717,000	$ 53,179,000	$ 46,924,000	$ 41,144,000				$ 5,850,000	$ 5,600,000	$ 4,389,000	$ 132,633,000	$ 115,343,000	$ 101,250,000
FSC	Fifth Street Finance	$ 51,615,000	$ 51,735,000	$ 35,748,000	$ 28,575,000	$ 35,472,000	$ 28,158,000				$ 6,900,000	$ 5,700,000	$ 4,300,000	$ 87,090,000	$ 92,907,000	$ 68,206,000
SLRC	Solar Capital	$ 24,678,000	$ 24,651,000	$ 26,794,000	$ 4,374,000	$ 7,411,000	$ 21,234,000				$ 5,081,000	$ 5,362,000	$ 4,741,000	$ 34,133,000	$ 37,424,000	$ 52,769,000
NMFC	New Mountain Finance Corp.	$ 20,639,000	$ 18,890,000	$ 11,812,000	$ 20,591,000	$ 18,318,000	$ 13,050,000		$ -	$ -	$ 2,450,000	$ 2,231,000	$ 3,429,000	$ 43,680,000	$ 39,439,000	$ 28,291,000
GBDC	Golub Capital BDC	$ 20,330,000	$ 17,053,000	$ 11,749,000	$ 7,489,000	$ 10,032,000	$ 9,844,000	$ -	$ -	$ -	$ 2,372,000	$ 2,527,000	$ 2,625,000	$ 30,191,000	$ 29,612,000	$ 24,218,000
PNNT	PennantPark Investment Corp	$ 26,695,653	$ 24,291,420	$ 21,288,728	$ 20,564,559	$ 17,832,129	$ 16,793,089				$ 2,686,765	$ 2,953,423	$ 3,161,158	$ 49,946,977	$ 45,076,972	$ 41,242,975
MCC	Medley Capital Corp.	$ 22,450,398	$ 17,683,996	$ 10,917,857	$ 18,234,110	$ 18,667,053	$ 11,599,641	$ -	$ -	$ -	$ 4,106,806	$ 3,353,438	$ 2,474,556	$ 44,791,314	$ 39,704,487	$ 24,992,054
TSLX	TPG Specialty Lending	$ 21,200,000	$ 15,800,000	$ 6,300,000	$ 20,200,000	$ 20,800,000	$ 10,400,000		$ -	$ -	$ 3,600,000	$ 2,700,000	$ 1,400,000	$ 45,000,000	$ 39,300,000	$ 18,100,000
BKCC	Blackrock Kelso Capital Corp.	$ 24,678,087	$ 23,641,231	$ 21,629,665	$ 11,061	$ 9,972,822	$ 10,889,088		$ -	$ -	$ 1,614,561	$ 1,955,460	$ 2,059,038	$ 26,303,709	$ 35,569,513	$ 34,577,791
TCPC	TCP Capital Corp.	$ 18,593,660	$ 13,646,064	$ 8,820,229	$ 19,900,000	$ 15,200,000	$ 11,200,000		$ -	$ -	$ 1,600,477	$ 1,421,863	$ 849,228	$ 40,094,137	$ 30,267,927	$ 20,869,457
TICC	TICC Capital	$ 19,770,170	$ 21,150,190	$ 19,096,229	$ 1,500,000	$ 5,603,821	$ 6,580,705		$ -	$ -	$ 1,158,622	$ 1,860,683	$ 1,647,971	$ 22,428,792	$ 28,614,694	$ 27,324,905
GSBD	Goldman Sachs BDC	$ 15,436,000	$ 10,069,000	$ 3,586,397	$ 11,786,000	$ 1,495,000	$ 340,000		$ -	$ -	$ 971,000	$ 844,000	$ 468,000	$ 28,193,000	$ 12,408,000	$ 4,394,397
TCRD	THL Credit	$ 11,825,000	$ 11,142,000	$ 7,521,000	$ 11,894,000	$ 11,868,000	$ 10,414,000		$ -	$ -	$ 3,677,000	$ 3,780,000	$ 3,608,000	$ 27,396,000	$ 26,790,000	$ 21,543,000
MVC	MVC Capital	not disclosed	$ 8,681,000	$ 7,833,000	not disclosed	$ -	$ -		$ -	$ -	not disclosed	not disclosed	not disclosed	can't determine	can't determine	can't determine
CPTA	Capitala Finance	$ 10,590,000	$ 9,289,000	$ 5,064,000	$ 4,943,000	$ 2,838,000	$ 1,525,000		$ -	$ -	$ 1,100,000	$ 953,000	$ 226,000	$ 16,633,000	$ 13,080,000	$ 6,815,000
GARS	Garrison Capital	$ 7,755,000	$ 8,065,476	$ 6,326,115	$ 3,582,000	$ 6,069,060	$ 1,286,603		$ -	$ -	$ 1,052,000	$ 711,676	$ 786,923	$ 12,389,000	$ 14,846,212	$ 8,399,641
FDUS	Fidus Investment Corp.	$ 7,545,000	$ 5,899,000	$ 5,261,000	$ 6,582,000	$ 5,588,000	$ 5,211,000		$ -	$ -	$ 1,465,000	$ 1,772,000	$ 1,155,000	$ 15,592,000	$ 13,259,000	$ 11,627,000
WHF	WhiteHorse Finance	$ 8,560,000	$ 7,110,000	$ 4,811,000	$ 4,323,000	$ 3,387,000	$ 4,800,000				$ 1,140,000	$ 1,510,000	$ 1,173,000	$ 14,023,000	$ 12,007,000	$ 10,784,000
FSFR	Fifth Street Senior Floating Rate	$ 5,931,155	$ 1,602,617	n/a	$ 5,689,371	$ 708,325	n/a	-	-	n/a	$ 794,725	$ 514,861	n/a	$ 12,415,251	$ 2,825,803	n/a
SUNS	Solar Senior Capital	$ 3,458,000	$ 2,875,000	$ 2,575,000	$ 740,000	$ 440,000	$ 113,000		$ -	$ -	$ 1,130,000	$ 1,069,000	$ 1,174,000	$ 5,328,000	$ 4,384,000	$ 3,862,000
PFLT	PennantPark Floating Rate Capital	$ 3,572,614	$ 3,702,826	$ 2,196,038	$ 2,200,000	$ 2,600,000	$ 1,500,000	-	-	-	$ 837,078	$ 879,000	$ 864,561	$ 6,609,692	$ 7,181,826	$ 4,560,599
OFS	OFS Capital	$ 5,225,000	$ 2,916,000	$ 3,435,000	$ 2,627,000	$ 1,253,000	$ -		$ -	$ -	$ 1,637,000	$ 1,245,000	$ 938,000	$ 9,489,000	$ 5,414,000	$ 4,373,000
GAIN	Gladstone Investment Corp.	$ 7,569,000	$ 6,207,000	$ 5,412,000	$ 4,975,000	$ 3,983,000	$ 2,585,000				$ 932,000	$ 863,000	$ 785,000	$ 13,476,000	$ 11,053,000	$ 8,782,000
SCM	Stellus Capital Investment Corp.	$ 5,841,267	$ 5,202,990	$ 4,242,608	$ 3,328,865	$ 2,029,131	$ 2,554,848		$ -	$ -	$ 1,029,368	$ 1,195,566	$ 883,050	$ 10,199,500	$ 8,427,687	$ 7,680,506
TPVG	TriplePoint Venture Growth BDC Corp. (NOTE - commenced operations 3/11/2014)	$ 5,428,000	$ 2,723,000	n/a	$ 4,360,000	$ 2,569,000	n/a			n/a	$ 1,517,000	$ 1,098,000	n/a	$ 11,305,000	$ 6,390,000	n/a
CMFN	CM Finance (Note - fiscal 2014 only 5 months)	$ 5,169,039	$ 313,237	n/a	$ 3,537,020	$ -	n/a	$ -	$ -	n/a	$ 591,233	$ 267,809	n/a	$ 9,297,292	$ 581,046	n/a
GLAD	Gladstone Capital Corp.	$ 5,371,000	$ 4,950,000	$ 5,115,000	$ 2,716,000	$ 3,117,000	$ 3,329,000	$ -	$ -	$ -	$ 1,033,000	$ 853,000	$ 647,000	$ 9,120,000	$ 8,920,000	$ 9,091,000
ACSF	American Capital Senior Floating Rate	$ 2,236,000	$ 2,186,000	n/a	$ -	$ -	n/a		$ -	n/a	$ 937,000	$ 970,000	n/a	$ 3,173,000	$ 2,186,000	n/a
ABDC	Alcentra Capital Corp (NOTE - commenced operations 5/8/2014)	$ 4,943,886	$ 1,455,126	n/a	$ 2,270,450	$ -	n/a		$ -	n/a	not disclosed	not disclosed	n/a	$ 7,214,336	$ 1,455,126	n/a
OHAI	OHA Investment Corp.	$ 3,034,000	$ 4,602,000	$ 5,589,000	$ 969,000	$ -	$ 400,000		$ -	$ -	not disclosed	not disclosed	not disclosed	$ 4,003,000	$ 4,602,000	$ 5,989,000
MRCC	Monroe Capital Corp	$ 5,129,000	$ 4,091,000	$ 2,752,000	$ 4,685,000	$ 3,718,000	$ 1,295,000		$ -	$ -	$ 1,078,000	$ 876,000	$ 528,000	$ 10,892,000	$ 8,685,000	$ 4,575,000
HRZN	Horizon Technology Finance Corp.	$ 4,447,000	$ 4,410,000	$ 5,209,000	$ 3,501,000	$ 2,005,000	$ 3,318,000		$ -	$ -	$ 1,124,000	$ 1,113,000	$ 1,169,000	$ 9,072,000	$ 7,528,000	$ 9,696,000

* Source(s): All data from Forms 10-K filed by each BDC with the SEC

Appendix 2

Factual Data Concerning Externally-Managed BDCs' Fees, Assets and Income *

		Gross Assets			Net Assets			Cash / Cash Equivalents			Total Investment Income			Net Investment Income			PIK Income		
Ticker	Company	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
ARCC	Ares Capital Corp.	$9,531,356,000	$ 9,497,800,000	$ 8,141,500,000	$ 5,173,332,000	$ 5,283,700,000	$ 4,904,400,000	$ 257,056,000	$ 194,555,000	$ 149,629,000	$ 1,025,350,000	$ 989,959,000	$ 881,721,000	$ 507,760,000	$ 437,800,000	$ 430,400,000	$ 1,157,000	$ 12,054,000	$ 29,531,000
PSEC	Prospect Capital	$6,798,054,000	$ 6,477,269,000	$ 4,448,217,000	$ 3,703,049,000	$ 3,618,182,000	$ 2,656,494,000	$ 110,026,000	$ 134,225,000	$ 203,236,000	$ 791,804,000	$ 712,291,000	$ 576,636,000	$ 362,747,000	$ 357,223,000	$ 324,924,000	$ 29,277,000	$ 15,145,000	$ 10,947,000
FSIC	FS Investment Corp.	$4,149,663,000	$ 4,354,886,000	$ 4,444,577,000	$ 2,208,928,000	$ 2,366,986,000	$ 2,640,992,000	$ 81,987,000	$ 96,844,000	$ 227,328,000	$ 474,797,000	$ 464,819,000	$ 474,566,000	$ 265,090,000	$ 242,008,000	$ 244,976,000	$ 23,529,000	$ 16,987,000	$ 7,715,000
AINV	Apollo Investment Corp.	$3,560,891,000	$ 3,641,951,000	$ 2,944,312,000	$ 1,937,608,000	$ 2,051,611,000	$ 1,677,389,000	$ 8,417,000	$ 14,736,000	$ 6,197,000	$ 433,631,000	$ 381,346,000	$ 331,994,000	$ 227,973,000	$ 201,248,000	$ 167,360,000	$ 31,036,000	$ 28,884,000	$ 17,891,000
FSC	Fifth Street Finance	$2,585,657,000	$ 2,668,218,000	$ 2,072,333,000	$ 1,353,094,000	$ 1,478,475,000	$ 1,368,872,000	$ 138,377,000	$ 86,731,000	$ 143,289,000	$ 265,475,000	$ 293,954,000	$ 221,612,000	$ 114,940,000	$ 142,574,000	$ 114,953,000	$ 13,389,000	$ 24,141,000	$ 16,787,000
SLRC	Solar Capital	$1,620,300,000	$ 1,686,334,000	$ 1,708,442,000	$ 882,698,000	$ 936,568,000	$ 995,637,000	$ 277,570,000	$ 635,075,000	$ 585,278,000	$ 115,560,000	$ 121,937,000	$ 163,593,000	$ 64,356,000	$ 66,707,000	$ 84,935,000	$ 469,000	$ 3,303,000	$ 11,863,000
NMFC	New Mountain Finance Corp.	$1,602,138,000	$ 1,514,920,000	$ 650,107,000	$ 836,908,000	$ 802,170,000	$ 650,107,000	$ 30,102,000	$ 23,455,000	$ 14,981,000	$ 153,855,000	$ 135,601,000	$ 90,876,000	$ 82,495,000	$ 80,066,000	$ 50,521,000	$ 3,900,000	$ 4,644,000	$ 3,428,000
GBDC	Golub Capital BDC	$1,641,050,000	$ 1,443,388,000	$ 1,091,656,000	$ 810,870,000	$ 732,739,000	$ 658,236,000	$ 5,468,000	$ 5,135,000	$ 16,309,000	$ 119,968,000	$ 109,526,000	$ 83,774,000	$ 58,997,000	$ 56,535,000	$ 44,395,000	$ 1,260,000	$ 1,813,000	$ 1,946,000
PNNT	PennantPark Investment Corp	$1,368,778,000	$ 1,411,827,000	$ 1,153,327,000	$ 716,591,000	$ 828,010,000	$ 697,506,000	$ 49,619,256	$ 66,518,682	$ 58,440,829	$ 161,629,000	$ 147,936,000	$ 129,187,000	$ 82,258,089	$ 71,328,517	$ 66,998,121	$ 13,869,582	$ 10,961,812	$ 11,814,084
MCC	Medley Capital Corp.	$1,257,210,000	$ 1,324,146,000	$ 776,393,000	$ 619,920,000	$ 729,857,000	$ 509,834,000	$ 15,714,256	$ 36,731,488	$ 8,557,899	$ 149,196,000	$ 139,390,000	$ 88,991,000	$ 72,936,000	$ 74,668,000	$ 46,399,000	$ 10,443,996	$ 12,132,979	$ 9,964,734
TSLX	TPG Specialty Lending	$1,516,933,000	$ 1,303,700,000	$ 1,039,200,000	$ 820,741,000	$ 835,400,000	$ 574,700,000	$ 2,431,000	$ 2,413,000	$ 3,471,000	$ 173,415,000	$ 163,300,000	$ 92,600,000	$ 95,298,000	$ 104,400,000	$ 57,500,000	$ 5,410,000	$ 2,748,000	$ 2,749,000
BKCC	Blackrock Kelso Capital Corp.	$1,150,315,431	$ 1,302,055,823	$ 1,281,646,915	$ 396,562,816	$ 520,096,655	$ 571,942,574	$ 12,414,200	$ 10,326,174	$ 18,474,784	$ 129,410,607	$ 134,418,000	$ 131,626,000	$ 75,191,043	$ 50,371,706	$ 47,638,075	$ 10,348,618	$ 4,765,115	$ 10,206,849
TCPC	TCP Capital Corp.	$1,243,317,801	$ 1,205,866,797	$ 803,329,202	$ 721,977,017	$ 731,129,028	$ 549,611,255	$ 35,629,435	$ 27,268,792	$ 22,984,182	$ 146,868,225	$ 106,581,448	$ 69,609,046	$ 100,502,812	$ 77,292,563	$ 54,330,262	$ 6,810,980	$ 6,045,078	$ 2,620,046
TICC	TICC Capital	$ 722,068,082	$ 1,042,641,192	$ 998,165,741	$ 360,934,711	$ 502,813,061	$ 526,242,427	$ 23,181,677	$ 20,505,323	$ 14,933,074	$ 87,462,939	$ 117,324,740	$ 105,092,143	$ 38,580,922	$ 65,457,844	$ 55,792,632	$ 572,408	$ 1,245,247	$ 2,159,868
GSBD	Goldman Sachs BDC	$1,132,759,000	$ 967,492,000	$ 630,222,000	$ 688,650,000	$ 574,582,000	$ 607,785,000	$ 22,710,000	$ 8,609,000	$ 7,411,000	$ 118,436,000	$ 73,279,000	$ 22,835,000	$ 74,580,000	$ 52,857,000	$ 15,936,000	$ 411,000	$ 412,000	$ -
TCRD	THL Credit	$ 776,384,000	$ 812,485,000	$ 672,891,000	$ 418,899,000	$ 443,621,000	$ 452,942,000	$ 3,850,000	$ 2,656,000	$ 7,829,000	$ 94,195,000	$ 91,928,000	$ 74,650,000	$ 47,572,000	$ 48,190,000	$ 41,389,000	$ 4,543,000	$ 2,309,000	$ 3,250,000
MVC	MVC Capital		$ 577,713,000	$ 564,450,000		$ 343,903,000	$ 376,086,000		$ 17,172,000	$ 74,234,000		$ 19,816,000	$ 24,762,000		$ 1,579,000	$ 1,464,000		$ 4,188,000	$ 3,357,000
CPTA	Capitala Finance	$ 632,818,000	$ 549,866,000	$ 476,428,000	$ 268,802,000	$ 240,837,000	$ 268,670,000	$ 34,105,000	$ 55,107,000	$ 101,622,000	$ 63,976,000	$ 49,528,000	$ 35,433,000	$ 25,327,000	$ 19,966,000	$ 19,484,000	$ 5,084,000	$ 2,833,000	$ 1,571,000
GARS	Garrison Capital	$ 464,612,000	$ 505,841,463	$ 485,079,814	$ 230,710,000	$ 261,102,068	$ 254,080,598	$ 24,985,000	$ 13,651,269	$ 13,664,583	$ 51,317,000	$ 50,485,526	$ 33,804,696	$ 29,944,000	$ 22,009,466	$ 19,335,296	$ 2,454,000	$ 678,832	$ 260,747
FDUS	Fidus Investment Corp.	$ 485,540,000	$ 435,587,000	$ 367,262,000	$ 247,362,000	$ 243,263,000	$ 211,125,000	$ 31,657,000	$ 29,318,000	$ 53,418,000	$ 54,269,000	$ 46,116,000	$ 41,792,000	$ 26,493,000	$ 23,281,000	$ 19,296,000	$ 5,170,000	$ 5,617,000	$ 5,811,000
WHF	WhiteHorse Finance	$ 445,229,000	$ 426,842,000	$ 374,153,000	$ 244,052,000	$ 225,358,000	$ 227,002,000	$ 22,769,000	$ 11,647,000	$ 92,905,000	$ 47,074,000	$ 37,546,000	$ 37,617,000	$ 20,755,000	$ 17,001,000	$ 19,310,000	$ 1,212,000	$ 1,442,000	$ 774,000
FSFR	Fifth Street Senior Floating Rate	$ 697,710,484	$ 412,505,344	n/a	$ 356,807,103	$ 372,667,678	n/a	$ 52,692,097	$ 109,557,165	n/a	$ 51,472,531	$ 12,516,674	n/a	$ 28,278,030	$ 5,763,881	n/a		$ -	n/a
SUNS	Solar Senior Capital	$ 362,577,000	$ 384,797,000	$ 272,561,000	$ 188,304,000	$ 203,519,000	$ 208,017,000	$ 53,067,000	$ 42,471,000	$ 7,774,000	$ 25,446,000	$ 22,104,000	$ 19,765,000	$ 15,373,000	$ 13,814,000	$ 13,387,000	$ 99,000	$ 115,000	$ -
PFLT	PennantPark Floating Rate Capital	$ 416,120,337	$ 372,874,476	$ 328,802,000	$ 372,890,449	$ 214,527,710	$ 210,666,000	$ 21,428,514	$ 13,113,817	$ 4,578,249	$ 30,355,299	$ 30,356,832	$ 18,867,568	$ 17,659,997	$ 16,635,675	$ 10,523,347	$ 655,580	$ 662,226	$ 471,675
OFS	OFS Capital	$ 298,096,000	$ 341,746,000	$ 279,087,000	$ 143,102,000	$ 137,471,000	$ 140,378,000	$ 32,714,000	$ 12,447,000	$ 18,569,000	$ 32,264,000	$ 22,820,000	$ 17,070,000	$ 13,411,000	$ 9,135,000	$ 5,718,000	$ 2,322,000	$ 1,172,000	$ 89,000
GAIN	Gladstone Investment Corp.	$ 483,521,000	$ 330,694,000	$ 379,803,000	$ 273,429,000	$ 220,837,000	$ 240,963,000	$ 4,921,000	$ 4,553,000	$ 85,904,000	$ 41,643,000	$ 36,264,000	$ 30,538,000	$ 19,897,000	$ 19,307,000	$ 16,488,000	$ 100,000	$ 100,000	$ -
SCM	Stellus Capital Investment Corp.	$ 369,274,085	$ 327,061,935	$ 298,128,305	$ 164,651,104	$ 173,949,452	$ 175,891,514	$ 10,875,790	$ 2,046,563	$ 13,663,542	$ 35,158,559	$ 32,324,847	$ 29,400,736	$ 16,547,128	$ 16,512,097	$ 16,011,729	$ 439,052	$ 730,036	$ 1,073,588
TPVG	TriplePoint Venture Growth BDC Corp. (NOTE - commenced operations 3/11/2014)	$ 382,323,000	$ 326,329,000	n/a	$ 231,646,000	$ 144,979,000	n/a	$ 32,451,000	$ 6,907,000	n/a	$ 42,086,000	$ 25,346,000	n/a	$ 21,959,000	$ 12,808,000	n/a	$ 409,000	$ -	n/a
CMFN	CM Finance (Note - fiscal 2014 only 5 months)	$ 362,789,876	$ 308,759,998	n/a	$ 196,950,849	$ 200,216,821	n/a	$ 21,535,492	$ 24,698,073	n/a	$ 36,917,105	$ 21,134,061	n/a	$ 20,217,703	$ 15,988,127	n/a	$ 1,121,036	$ 1,723,676	n/a
GLAD	Gladstone Capital Corp.	$ 382,482,000	$ 301,429,000	$ 295,091,000	$ 191,444,000	$ 199,660,000	$ 205,992,000	$ 3,808,000	$ 6,314,000		$ 38,058,000	$ 36,585,000	$ 36,154,000	$ 17,700,000	$ 18,368,000	$ 18,386,000	$ 665,000	$ 288,000	$ 234,000
ACSF	American Capital Senior Floating Rate	$ 235,805,000	$ 282,477,000	n/a	$ 117,929,000	$ 144,235,000	n/a	$ 2,474,000	$ 1,757,000	n/a	$ 19,245,000	$ 17,773,000	n/a	$ 12,690,000	$ 10,859,000	n/a	$ -	$ -	n/a
ABDC	Alcentra Capital Corp (NOTE - commenced operations 5/8/2014)	$ 308,652,429	$ 272,219,375	n/a	$ 195,032,211	$ 200,989,308	n/a	$ 4,866,972	$ 10,022,617	n/a	$ 33,916,249	$ 16,166,214	n/a	$ 19,298,169	$ 11,601,732	n/a	$ 5,920,504	$ 3,600,000	n/a
OHAI	OHA Investment Corp.	$ 228,477,000	$ 247,175,000	$ 292,623,000	$ 110,780,000	$ 154,164,000	$ 188,552,000	$ 15,554,000	$ 31,455,000	$ 29,298,000	$ 22,049,000	$ 22,119,000	$ 27,912,000	$ 9,969,000	$ 3,198,000	$ 12,576,000	$ 2,669,000	$ 1,158,000	$ 1,636,000
MRCC	Monroe Capital Corp	$ 360,879,000	$ 243,585,000	$ 225,681,000	$ 184,535,000	$ 133,738,000	$ 138,092,000	$ 13,866,000	$ 5,737,000	$ 14,603,000	$ 36,898,000	$ 29,913,000	$ 18,213,000	$ 18,741,000	$ 15,075,000	$ 8,650,000	$ 1,980,000	$ 1,054,000	$ 229,000
HRZN	Horizon Technology Finance Corp.	$ 281,488,000	$ 225,196,000	$ 263,737,000	$ 159,751,000	$ 138,248,000	$ 135,835,000	$ 20,765,000	$ 8,417,000	$ 25,341,000	$ 31,110,000	$ 31,254,000	$ 33,643,000	$ 13,996,000	$ 10,717,000	$ 13,271,000	no data	no data	no data

* Source(s): All data from Forms 10-K filed by each BDC with the SEC